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EXHIBIT 99.1

Suncor Energy Inc. 2016 Annual Report to Shareholders for the period ended
December 31, 2016

 SUNCOR ENERGY INC. ANNUAL REPORT 2016

CONTENTS FINANCIAL HIGHLIGHTS Earnings ($ millions) 2 6 8 9 13 77 Message to Shareholders Our Competitive Differentiators 2017 Corporate Guidance Advisories Management’s Discussion and Analysis Management’s Statement of Responsibility for Financial Reporting Management’s Report on Internal Control over Financial Reporting Independent Auditor’s Report Audited Consolidated Financial Statements and Notes Supplemental Financial and Operating Information Share Trading Information Leadership and Board Members 2012 2013 2014 2015 2016 Net earnings2 740 (loss) 3 911 2 699 (1 995) 445 78 Operating4 847 earnings (loss) 4 700 4 620 1 465 (83) 79 80 Funds from Operations and Capital Expenditures ($ millions) 131 155 156 2012 2013 2014 2015 2016 Capital expenditures 6 370 6 380 6 530 6 220 5 986 Sustaining 4 010 4 820 4 504 4 250 4 191 capital and dividends Funds from operations 9 733 9 412 9 058 6 806 5 988 Production (mboe/d) 2012 2013 2014 2015 2016 Divested production 53.9 37.3 – – – Exploration and production 136.0 132.6 113.0 114.4 117.9 Oil Sands 359.2 392.5 421.9 463.4 504.9 Total 549.1 562.4 534.9 577.8 622.8 Return on Capital Employed (ROCE) (%) 0.5 2012 2013 2014 2015 2016 Excluding the impact of significant impairments, ROCE for 2012 was 11.4%, 2014 was 11.5% and 2015 was 4.2%. 0.6 11.5 7.2 8.6

CONTENTS

2 Message to Shareholders
6 Our Competitive Differentiators
8 2017 Corporate Guidance
9 Advisories
13 Management's Discussion and Analysis
77 Management's Statement of Responsibility for Financial Reporting
78 Management's Report on Internal Control over Financial Reporting
79 Independent Auditor's Report
80 Audited Consolidated Financial Statements and Notes
131 Supplemental Financial and Operating Information
155 Share Trading Information
156 Leadership and Board Members

SUNCOR

FINANCIAL HIGHLIGHTS

Earnings ($ millions)

2012
2013
2014
2015
2016

	2012	2013	2014	2015	2016
Net earnings (loss)	2 740	3 911	2 699	(1 995)	**445**
Operating earnings (loss)	4 847	4 700	4 620	1 465	**(83)**

Funds from Operations and Capital Expenditures ($ millions)

2012
2013
2014
2015
2016

Production (mboe/d)

2012
2013
2014
2015
2016

Return on Capital Employed (ROCE) (%)

7.2
11.5
8.6
0.6
0.5
2012
2013
2014
2015
2016

OVERVIEW OUR VISION To be trusted stewards of valuable natural resources. Guided by our values, we will lead the way to deliver economic prosperity, improved social well-being and a healthy environment for today and tomorrow. UPSTREAM MIDSTREAM TRADING almost 10% to 478 gigawatt hours completed the sale of its interest in the SUPPLY AND Supply and Trading provides midstream services, including marketing and logistics activities to optimize our value chain. Our Renewables business includes investments in five operating wind facilities. KEY HIGHLIGHTS Supply and Trading expanded Suncor’s international presence in 2016, identifying new customers for proprietary crude and increasing international trading activity. Marketed power generation increased in 2016. Subsequent to year end, Suncor Cedar Point wind facility. $15 million Funds from operations 187 MW Gross installed wind capacity, after the sale of Cedar Point 750,000 bbls/d Near-term North American market access EXPLORATION AND PRODUCTION Our Exploration and Production (E&P) business unit is focused on delivering value and growth through the development and operation of low cost assets in existing areas of operations. KEY HIGHLIGHTS E&P Canada production increased 13% to 52,900 boe/d as a result of new wells being brought online at Hibernia, reservoir optimization and reliability improvements at Terra Nova and reduced planned maintenance. Construction of the Hebron project continued in 2016, with key milestones achieved. First oil is on track for the end of 2017. Acquired 30% participating interest in the U.K. North Sea Rosebank Project. $1.3 billion Funds from operations 117,900 boe/d Production volumes 96% Oil production OIL SANDS Our Oil Sands business unit is responsibly developing one of the world’s largest petroleum resource basins – the Athabasca oil sands – through both mining and in situ technologies. KEY HIGHLIGHTS Acquired additional working interests in Syncrude in 2016, increasing Suncor’s share of capacity to 188,100 bbls/d from 42,000 bbls/d in 2015. Oil Sands operations successfully returned to normal production rates following the shut in associated with the Fort McMurray forest fires and averaged 374,800 bbls/d for the year. Reduced Oil Sands operations cash operating cost per barrel by 5% to $26.50, the lowest achieved since 2007. Suncor has increased the nameplate capacity of the Fort Hills project to 194,000 bbls/d after optimization and technical review. The project is more than 76% complete and remains on track for first oil in late 2017. $2.7 billion Funds from operations 504,900 bbls/d Oil Sands production 90% & 97% Oil Sands Base & Syncrude upgrader utilizations, respectively, excluding the impact of the forest fires

WHERE WE OPERATE Oil Sands Fort Hills Norway East Coast Canada St. John’s Hibernia Golden Eagle Buzzard Aberdeen United Kingdom Oda Stavanger White Rose Firebag Edmonton Calgary Montreal MacKay River Syncrude London Terra Base Plant & Millennium Hebron Nova Sarnia Denver / Commerce City Houston Mississauga Fort McMurray Tripoli Libya Head office Proposed Regional office RefiniHnegacdaopfaficciety Proposed Operated Non-operated DOWNSTREAM CiRrcelgeisonarael oscffiacleed to relaOtipveranteetdcapacitNyon-operated Refining capacity Circles are scaled to relative net capacity FINANCIAL SUMMARY $6.0 billion Funds from operations Our continued pursuit of sustainable cost reductions and reliable operations resulted in $6 billion of funds from operations, despite a challenging crude oil pricing environment and significant production shut in associated with the Fort McMurray forest fires. $3.0 billion in cash as at December 31, 2016 Oil Sands Production Growth (mbbls/d) Our strong balance sheet enables us to fund organic growth and execute strategic acquisitions like the increased working interest in Syncrude. $1.9 billion of dividends to shareholders in 2016 Our commitment and ability to return cash to shareholders throughout the commodity price cycle has been evidenced through 14 consecutive years of annual dividend increases. 250 2012 2013 2014 2015 2016 359.2 392.5 421.9 463.4 504.9 RESERVES 8.0 billion boe Gross proved plus probable reserves(1) 35+ years Proved plus probable reserve life(1) (1) Please see the Advisories section for more information on reserves. REFINING AND MARKETING Our Refining and Marketing business unit further unlocks the value of the upstream barrel through our strong refining and marketing network, which includes four refineries and close to 1,500 Petro-Canada retail stations. KEY HIGHLIGHTS Generated net earnings of $1.9 billion in 2016, outperforming the refining industry which saw an approximate 30% decline in benchmark crack spreads. Strong refinery utilization allowed the company to take advantage of its integrated business model. Utilization of more than 90% has been achieved for seven years in a row. Subsequent to year end, Suncor completed the sale of its lubricants business for gross proceeds of $1.125 billion. $2.6 billion Funds from operations 428,600 bbls/d Crude oil processed 93% Refinery utilization

Suncor is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, product marketing under the Petro-Canada brand and a renewable energy portfolio.

A member of Dow Jones Sustainability indexes, FTSE4Good and the Carbon Disclosure Project, Suncor is working to responsibly develop petroleum resources while also developing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights' Global 100.

Key Indicators

Year ended December 31	2012	2013	2014	2015	2016

Financial (dollars per common share)

Operating earnings (loss)	3.14	3.13	3.15	1.01	(0.05)

Net earnings (loss)	1.77	2.61	1.84	(1.38)	0.28

Funds from operations	6.30	6.27	6.19	4.71	3.72

Cash flow provided by operating activities	5.73	6.73	6.11	4.76	3.53

Dividend	0.50	0.73	1.02	1.14	1.16

Financial ($ millions)

Operating revenues (net of royalties)	38 107	39 593	39 862	29 208	26 807

Total assets	76 401	78 315	79 671	77 527	88 702

Key Metrics

Total debt to total debt plus shareholders' equity (%)	22	22	24	28	28

Net debt to funds from operations (times)	0.7	0.7	0.9	1.7	2.4

This Annual Report contains forward-looking statements based on Suncor's current expectations, estimates, projections and assumptions. Refer to the Advisories section of this Annual Report for information on the material risk factors and assumptions underlying our forward-looking statements.

Certain financial measures in this Annual Report – namely operating earnings (loss), funds from (used in) operations, (previously referred to as cash flow from (used in) operations), return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, discretionary free cash flow, last in, first out (LIFO), refining margin, refining operating expense and netbacks – are not prescribed by Canadian generally accepted accounting principles (GAAP). Refer to the Advisories section of the Management's Discussion and Analysis dated March 1, 2017 (MD&A) of this Annual Report and the Operating Summary Information section in the Supplemental Financial and Operating Information of this Annual Report for definitions of these non-GAAP measures, information on where to find reconciliations of these non-GAAP financial measures to the relevant GAAP measures and certain other advisories. In the case of ROCE as adjusted in 2012, 2014 and 2015, see the quarterly reports dated February 3, 2013, February 4, 2015 and February 3, 2016.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted. Crude oil and natural gas liquids volumes have been converted to mcfe on a one bbl to six mcf basis in this Annual Report. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories section of this Annual Report. For a list of abbreviations that may be used in this Annual Report, refer to the Advisories section of the MD&A. Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the 2013 Annual Report. Comparative figures presented in this document pertaining to Suncor's results have been restated in accordance with the respective transitional provisions of the new and amended standards. Financial measures in this Annual Report relating to 2012 to 2016 are based on information prepared in accordance with International Financial Reporting Standards.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    1

MESSAGE TO
SHAREHOLDERS

"In spite of the devastating forest fires, Alberta's tough
economic situation, and persistent low oil prices, we have made significant progress towards our long-term vision for the company, responsibly developing this significant resource and executing on our strategy to drive increased returns to our shareholders."

Steve Williams

2   SUNCOR ENERGY INC. ANNUAL REPORT 2016

DISCIPLINED STRATEGY EXECUTION

An extended "lower for longer" crude oil price environment had many thinking oil sands would be the first production to be curtailed. Suncor's team proved them wrong, demonstrating how our integrated model, disciplined capital allocation, focused cost management and operational excellence could deliver strong results for shareholders. And our strong balance sheet positioned us well to take advantage of opportunities in the market.

Reflecting on the years past, it's clear to me that our long-term strategic decisions and actions have created resiliency in the organization and positioned us for success.

With our extensive history as an energy producer, we have considerable experience with the ebb and flow of oil prices, making strategic decisions to mitigate risks and take advantage of opportunities during each cycle. Consider our decision to strengthen our balance sheet during the high oil price environment of 2011 to 2014, while others were making unsustainable spending decisions and leveraging up. When oil prices were strong, we knew it was time to prepare financially for the inevitable downturn in prices and the profitable growth opportunities that would emerge. This action was critical to our current success.

When global prices tumbled in late 2014, it was time to take stock of our operations. We accelerated a focused plan already underway to reduce costs and enhance operational excellence. This focus has paid off for investors as evidenced by the 190% five-year growth in our quarterly dividend and our 69% five year total shareholder return, even as oil prices crashed to their lowest level in 16 years.

2016 IN REVIEW

At the start of 2016, we were prepared to deal with a continued depressed crude oil price. What we didn't anticipate was the largest natural disaster in Canadian history impacting our operations.

The Fort McMurray forest fires were a pivotal moment for the Suncor family and our community. Over 80,000 people, including our employees, had to leave their homes, with many suffering losses. For the first time in our history, we shut down and then restarted our oil sands base and in situ operations – and we did so safely and without incident.

Our facilities were the first point of refuge for community members fleeing northward for safety. We sheltered, fed and moved over 10,000 people.

Our ongoing crisis training and readiness helped guide our actions. Clearly, we had the right systems and processes in place to respond. But this response was also guided by heart.

The collective response from the community, first responders, aid organizations, government and industry was a testament to what we all knew were the right things to do; we just did them – with integrity, courage and compassion.

I've never been more proud of our community and team. Observing kindness, perseverance and optimism in the face of an extremely tough situation has been a powerful experience for me.

Results stronger than expectations

Across our operations we saw strong performance which generated $6 billion in funds from operations even with an average WTI crude price of just US$43.35. This more than covered our sustaining capital and dividend requirement of $4.2 billion – an impressive result given the significant impact of the forest fires.

With improved results from our increased stake in Syncrude and continued strong performance across all our operations, Suncor's total upstream production was 622,800 barrels of oil equivalent per day (boe/d) in 2016, an 8% increase from 2015.

I'm pleased to say that our average Oil Sands operations cash operating costs for 2016 were $26.50 per barrel which is less than US$20 per barrel and 5% better than the 2015 cost of $27.85.

We also reduced our capital spending in 2016 to $6 billion, while covering peak spending commitments on Fort Hills and Hebron and absorbing additional capital spending requirements due to our increased share of Syncrude.

At the outset of 2016, there was a great deal of pessimism about the refining sector. And yet, our downstream business delivered strong results – including a refinery utilization rate of 93% – which remains one of the best in the industry. Our downstream outperformed for the year and we're expecting another solid year for 2017.

These are not achievements of chance. They are outcomes of a disciplined, long-term strategy being diligently executed by talented people. Given the strong link between our strategic vision, our oil sands expertise and our disciplined approach to everyday operations, I'm confident we will continue to return value to shareholders in the years ahead.

Focusing on our core portfolio

A key element of our strategy is ensuring our asset portfolio is focused on our core operating areas – in geographic locations with existing Suncor assets and expertise.

A major accomplishment of 2016 was increasing our interest in Syncrude. The Canadian Oil Sands acquisition and the purchase of Murphy Oil's interest in Syncrude increased

SUNCOR ENERGY INC. ANNUAL REPORT 2016    3

our ownership from 12% to a majority position of almost 54%.

Based on our oil sands expertise we knew we could improve asset performance, drive down costs and add significant value for our shareholders. Over the course of the year we saw significant performance improvements. In 2016, excluding the second quarter when production was curtailed due to planned maintenance and the forest fires, Syncrude achieved average utilization rates of 97% and cash operating costs of just over $30 per barrel; a notable improvement on the 71% utilization rate and $42 per barrel achieved in 2015. In fact, the third and fourth quarters of the year represented the best six months of production that the Syncrude facility has ever achieved. We will continue to work collaboratively with the operator and the other owners to sustain these improvements and capture increased value for our shareholders.

We also acquired a 30% interest in the Rosebank offshore development – one of the largest remaining undeveloped resources in the U.K. North Sea – for a minimal investment. The project is currently in the front-end engineering and design phase. Should the project proceed, this investment could add an additional 30,000 boe/d of high-quality, light, sweet crude oil to our portfolio.

Last year, we continued to streamline our portfolio through a divestment program of non-core assets. In 2016 we announced the sale of our Petro-Canada Lubricants business for gross proceeds of $1.125 billion. We also divested our interest in the Cedar Point wind facility. Both transactions closed in the first quarter of 2017. We signed agreements to divest 49% of the East Tank Farm Development and this transaction is expected to close in the third quarter of 2017. This brings the total expected proceeds from our divestment program to $2 billion, significantly exceeding our target of $1 to 1.5 billion, reflecting very strong valuations for these non-core assets.

Long-term growth projects

In a period where many companies were forced to shelve their growth plans or projects due to low oil prices, we continued to make significant progress on our key long-life growth projects – Hebron and Fort Hills.

We're very pleased with the progress on the Hebron project off Canada's east coast. In the fourth quarter, the integrated topsides were towed out to the deepwater construction site and connected to the gravity-based structure. This is a significant milestone. The project continues to track to plan with first oil anticipated by year end.

We are heading into the home stretch on our Fort Hills mining project, which is expected to produce first oil by the end of 2017. While the overall costs have increased, nameplate capacity has also increased to 194,000 barrels per day (bbls/d) and the project will be delivered for the same cost per flowing barrel as was originally sanctioned. At the end of 2016, Fort Hills construction was about 76% complete and 100% of the off-site equipment and module fabrication was complete. Two of the six major project areas had been turned over to operations and 58% of the operations personnel had been hired. On the safety front, we've achieved just under 48 million construction hours without an environmental, health and safety or regulatory enforcement action.

We will remain laser-focused on the task at hand, ensuring we deliver one of the best mining projects in the industry today which will generate returns for decades. From my perspective, it's quite fitting that in our 50th year of operations in the oil sands we will bring on the Fort Hills project, which is planned to provide energy – and returns for investors – for another 50 years.

LOOKING AHEAD

Crucial to our future success will be continuing to deliver quarter after quarter on our investor proposition of operational excellence and capital discipline. This is our shorthand for keeping our people safe, running our assets well and investing our shareholders' money wisely.

Our $4.8 to $5.2 billion capital spending plan for 2017 reflects a reduction of approximately $1 billion from 2016 as the Hebron and Fort Hills spending begins to wind down. At the same time, we expect to increase production by approximately 12%, which reflects the midpoint of our 680,000 to 720,000 boe/d range.

We will continue to build on our competitive differentiators to deliver industry leading results, profitability and increasing returns to our shareholders.

Energy infrastructure

Pipeline projects that connect Canadian resources to access global markets are a good thing, not only for crude producers and marketers, but also for the Canadian economy. This is why we support the responsible expansion of pipeline infrastructure. Equally important are thorough, ongoing consultation, listening to the community and understanding ways to address concerns and explore opportunities. At the end of the day, these pipelines will bring responsibly produced Canadian crude oil to new and expanded markets, benefiting all Canadians. They'll move oil produced to the highest standards all while staying under the oil sands emissions limit of Alberta's Climate Leadership Plan.

Partnering with Aboriginal Peoples

There are wide socio-economic gaps between Aboriginal Peoples and other Canadians and there is a strong public

4   SUNCOR ENERGY INC. ANNUAL REPORT 2016

desire to bridge those gaps. In 2016, we set a long-term sustainability goal to build greater mutual trust and respect with Canada's Aboriginal Peoples, which includes increasing their participation in energy development. As Canada's leading integrated energy company, we have an opportunity to lead and innovate, working side by side with Aboriginal Peoples in Canada.

Last year, we signed two historic joint venture agreements with the Fort McKay First Nation and the Mikisew Cree First Nation that would see these Nations take ownership positions in the East Tank Farm Development and share in the benefits of resource development.

Climate change

Climate change is one of the biggest challenges of our time and, as a company, we will do our part – looking at ways we can tackle climate change head on by reducing emissions while providing the energy the world needs. We achieved our 2015 targets (which were set in 2009) for emission reductions, and we announced an ambitious new greenhouse gas (GHG) goal in 2016 – to reduce total GHG emissions intensity of our oil and petroleum production by a further 30% by 2030.

We continue to advocate for environmental policies and regulations that help us address climate change, such as supporting a broad-based price on carbon.

Technology

The effects of the lower for longer environment for crude oil prices have taken a toll on many players, including Suncor. Cost reduction measures have been implemented, projects have been shelved, programs have been cut and, during this time, many companies have cut their technology spend. Suncor has not.

The time for technology and innovation is now. Technology development is more important in this low price environment because we know that it will be through technology and innovation that we achieve lower capital expenditures, lower operating costs and reduce our environmental footprint.

Our approach to technology development sets us apart not only in the short term, but also when we look ahead many decades and see which companies are thriving as we move globally towards a lower carbon economy.

THE PEOPLE BEHIND SUNCOR'S PERFORMANCE

There's no doubt much of Suncor's consistent strong performance can be attributed to our strategy and positioning heading into the downturn. But just as importantly, it is our vision and values; the strength of our integrated model; our commitment to operational excellence and capital discipline; and of course excellence among the Suncor team – our employees and the governance of our board of directors – that has enabled us to navigate the last few years and emerge stronger than ever.

During this downturn, our board of directors has been led by Chair Jim Simpson. As Chair, he's helped to ensure that Suncor continued to deliver shareholder value despite an extremely challenging environment. Jim will retire at our annual meeting in April and we sincerely thank him for his strong focus on governance, his strategic long-term view and commitment to increasing board diversity. We welcome our incoming Chair, Michael Wilson.

We plan to have a very long future in the oil sands. During that future, we'll continue to challenge the status quo to demonstrate we are globally carbon and cost competitive, making a compelling case for Suncor's place in a lower carbon world. History has shown that we can strike the right balance between navigating through changing economic and market conditions while remaining focused on our long term vision. In the end, this balance will provide for the increasing returns shareholders have come to expect from Suncor.

Steve Williams
President and Chief Executive Officer

SUNCOR ENERGY INC. ANNUAL REPORT 2016    5

OUR COMPETITIVE DIFFERENTIATORS

Suncor's long-life, low-decline asset base, strong balance sheet and integrated model set us apart from our peers. We strive to be the low-cost competitor in our sector. Capitalizing on these differentiators, including our expertise and focus on sustainable development and technology, has contributed to our industry-leading position and provided the foundation for delivering long-term value for shareholders.

1	RESERVES BASE

Mining and in situ developments in the Athabasca oil sands – one of the largest resource basins in the world.

8.0 billion boe of proved plus probable reserves, a 5% increase compared to 2015.

Low annual reserve decline, with over 35 years of production remaining at current rates.

Significant capital projects, including Fort Hills, and future efficiency improvements to profitably grow production.

For more information on our reserves base, refer to our Annual Information Form dated March 1, 2017.

2	INDUSTRY EXPERTISE

Decades of experience responsibly developing the largest stake in the oil sands through mining and in situ operations, and expanding operations to take advantage of synergies identified in the region by acquiring additional working interests in Syncrude.

Diverse offshore portfolio including the U.K. North Sea as well as all current producing assets and major development projects offshore Canada's east coast and offshore Norway.

Extensive experience in the midstream and downstream businesses including refining, marketing, supply and trading activities.

3
SUSTAINABLE DEVELOPMENT AND TECHNOLOGY

Suncor is targeting cost reductions and improvements in greenhouse gas emissions, land and water use through technology development. Processes like EASE and NSolv™ are aimed at reducing natural gas and water consumption at our In Situ operations, while producing a higher margin product. Autonomous haul systems are expected to drive efficiency and safety improvements in oil sands mining.

Participation agreements signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the East Tank Farm Development for estimated proceeds of approximately $500 million.

After achieving several environmental targets, including the reduction of freshwater consumption by 27%, increased reclamation of disturbed land area by 176% and reduced air emissions by 36%, the company has established new sustainability goals which focus on strengthening our relationships with the Aboriginal Peoples of Canada, reducing our greenhouse gas intensity and water conservation.

For more information on our sustainable development refer to Suncor's 2016 Report on Sustainability.

6   SUNCOR ENERGY INC. ANNUAL REPORT 2016

4
A PROVEN INTEGRATED MODEL

From the ground to the gas station, we optimize profit through each link in the value chain.

Through this integration Suncor is an industry leader in both funds from operations per barrel and discretionary free cash flow per barrel.

Our integration limits exposure to the heavy crude discounts on bitumen and sour synthetic crude oil (SCO) production that oil sands producers often face, resulting in global based crude pricing for the majority of our portfolio.

5	FINANCIAL STRENGTH

Our strong balance sheet enables the continued development of long-life strategic projects in the current lower crude price environment.

Our ability to reduce costs, focus on capital discipline and spend within our means has resulted in funds from operations that significantly exceeded our annual sustaining capital and dividend commitments in 2016.

Returning value to shareholders through consistent dividend growth, with 2016 marking the fourteenth consecutive year Suncor's annual dividend has increased, demonstrating the company's ability to generate cash flow in a low commodity price environment.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    7

2017 CORPORATE GUIDANCE

The following table highlights forecasts from Suncor's 2017 Full Year Outlook and actual results for the year ended December 31, 2016. For further details regarding Suncor's 2017 Full Year Outlook including certain assumptions, see www.suncor.com/guidance. See also the Advisories section of this Annual Report.

	2016 Full year outlook October 26, 2016	Actual year ended December 31, 2016	2017 Full year outlook November 17, 2016

Oil Sands operations (bbls/d)	375,000 – 385,000	374,800	420,000 – 450,000

Syncrude (bbls/d)	120,000 – 130,000	130,100	150,000 – 165,000

Exploration and Production (boe/d)(1)	110,000 – 115,000	117,900	95,000 – 105,000

Total production (boe/d)	610,000 – 625,000	622,800	680,000 – 720,000

Oil Sands operations cash operating costs ($/bbl)(2)	$25.50 – $27.50	$26.50	$24.00 – $27.00

Refinery throughput (bbls/d)	425,000 – 435,000	428,600	425,000 – 445,000

Refinery utilization(3)	92% – 94%	93%	92% – 96%

(1)
At the time of publication, production in Libya continues to be affected by political unrest and, therefore, guidance is not being provided. Suncor's total production excludes Libya production. Production ranges for Oil Sands, Syncrude and Exploration and Production are not intended to add to equal Suncor Total Production.

(2)
Oil Sands operations cash operating costs per barrel is a non-GAAP financial measure. Please see the Advisories section of the MD&A.

(3)
Refinery utilizations are based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d.

In 2017, Suncor anticipates Oil Sands operations average production between 420,000 bbls/d and 450,000 bbls/d and Syncrude average production between 150,000 bbls/d and 165,000 bbls/d. 2016 results were significantly impacted by the Fort McMurray forest fires and planned maintenance activities, while 2017 guidance reflects a return to normal operations.

For Exploration and Production, Suncor anticipates average production between 95,000 boe/d and 105,000 boe/d in 2017, which assumes natural declines in reservoir performance.

Refinery throughput and utilization are consistent with 2016 results and the impact of routine planned maintenance activities in 2017.

Capital Expenditures(1)

($ millions)	2017 Full year outlook November 17, 2016	% Growth capital(2)

Upstream	4,135 – 4,475	50%

Downstream	625 – 675	0%

Corporate	40 – 50	0%

	4,800 – 5,200	40%

(1)
Capital expenditures exclude capitalized interest of approximately $750 million.

(2)
Balance of capital expenditures represents sustaining capital. For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A.

8   SUNCOR ENERGY INC. ANNUAL REPORT 2016

ADVISORIES

Forward-Looking Information

This Annual Report contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would" and similar expressions. Forward-looking statements in this Annual Report include those statements identified in the Advisories – Forward-looking Information section of the MD&A contained in this Annual Report as well as the following:

•
Suncor's vision and strategies, including striving to be the low-cost competitor in our sector, and delivering value and growth in the Exploration and Production business, and the expectation that Suncor will deliver industry leading results, profitability and increasing returns to shareholders, and the company's strong balance sheet will enable development of long-life strategic projects to continue in the current lower crude price environment;

•
Statements about the Fort Hills project, including nameplate capacity of 194,000 bbls/d, that first oil is expected late in 2017, that the project will be delivered for the same cost per flowing barrel as originally sanctioned, plans for the project and returns therefrom;

•
Statements about the Hebron project, including that first oil is on track for the end of 2017;

•
Suncor's outlook for 2017 and beyond, including Suncor's 2017 Corporate Guidance and its focus on opportunities identified in the Message to Shareholders;

•
Suncor's expectation that 8.0 billion boe of proved plus probable reserves will provide over 35 years of production at current rates;

•
Expectations for downstream business performance in 2017;

•
Plans relating to Syncrude;

•
Statements about the Rosebank project, including the potential to add an additional 30,000 boe/d of high-quality, light, sweet crude oil to Suncor's portfolio;

•
Suncor's expectation that future efficiency improvements will profitably grow production;

•
Anticipated benefits of technologies under development;

•
Estimated proceeds of approximately $500 million from the sale of a combined 49% interest in the East Tank Farm Development to the Fort McKay and Mikisew Cree First Nations, the expectation that the transaction will close in the third quarter of 2017, and expected proceeds from Suncor's divestment program of $2 billion; and

•
Suncor's sustainability goals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands,

SUNCOR ENERGY INC. ANNUAL REPORT 2016    9

Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/ heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes in environmental and other regulations and policies; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires (including forest fires), equipment

10   SUNCOR ENERGY INC. ANNUAL REPORT 2016

failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor's control; risks associated with land claims and Aboriginal consultation requirements; risks relating to litigation; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form/Form 40-F dated March 1, 2017 available at www.sedar.com and www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this Annual Report are made as of the date of this Annual Report. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor's corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$52 per barrel; Brent, Sullom Voe of US$53 per barrel; and WCS, Hardisty of US$38 per barrel. In addition, the guidance is based on the assumption of a natural gas price (AECO-C Spot) of Cdn$3 per gigajoule, US$/Cdn$ exchange rate of $0.77 and SCO sales of 305,000 to 325,000 bbls/d. Assumptions for the Oil Sands and Syncrude 2017 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2017. Assumptions for the Exploration and Production 2017 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2017 corporate guidance include, but are not limited to: Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil; Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets; Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively. The successful execution of maintenance and startup of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; and Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    11

Reserves

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of the MD&A.

Reserves information presented herein is presented as Suncor's working interests (operating and non-operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2016. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated March 1, 2017 available at www.sedar.com and www.sec.gov.

12   SUNCOR ENERGY INC. ANNUAL REPORT 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS March 1, 2017

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2016 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2017 (the 2016 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website, www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    13

MD&A – Table of Contents

15	Financial and Operating Summary

18	Suncor Overview

21	Financial Information

26	Segment Results and Analysis

40	Fourth Quarter 2016 Analysis

42	Quarterly Financial Data

45	Capital Investment Update

48	Financial Condition and Liquidity

53	Accounting Policies and Critical Accounting Estimates

57	Risk Factors

66	Other Items

67	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations (previously referred to as cash flow from (used in) operations), return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, discretionary free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings (loss), Oil Sands operations cash operating costs, Syncrude cash operating costs and LIFO are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, Funds from (used in) operations (previously referred to as cash flow from (used in) operations), discretionary free cash flow, refining margin and refining operating expense are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

14   SUNCOR ENERGY INC. ANNUAL REPORT 2016

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2016	2015	2014

Operating revenues, net of royalties	26 807	29 208	39 862

Net earnings (loss)	445	(1 995)	2 699

per common share – basic	0.28	(1.38)	1.84

per common share – diluted	0.28	(1.38)	1.84

Operating (loss) earnings(1)	(83)	1 465	4 620

per common share – basic	(0.05)	1.01	3.15

Funds from operations(2)	5 988	6 806	9 058

per common share – basic	3.72	4.71	6.19

Cash flow provided by operating activities	5 680	6 884	8 936

per common share – basic	3.53	4.76	6.11

Dividends paid on common shares	1 877	1 648	1 490

per common share – basic	1.16	1.14	1.02

Weighted average number of common shares in millions – basic	1 610	1 446	1 462

Weighted average number of common shares in millions – diluted	1 612	1 447	1 465

ROCE(1)(3) (%)	0.5	0.6	8.6

Capital Expenditures(4)	5 986	6 220	6 530

Sustaining	2 275	2 602	3 014

Growth	3 711	3 618	3 516

Discretionary free cash flow(1)	1 797	2 556	4 554

Balance Sheet (at December 31)

Total assets	88 702	77 527	79 671

Long-term debt(5)	16 157	14 556	12 523

Net debt	14 414	11 254	7 834

Total liabilities	44 072	38 488	38 068

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
ROCE excludes capitalized costs related to major projects in progress.

(4)
Excludes capitalized interest.

(5)
Includes current portion of long-term debt.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    15

Operating Summary

Year ended December 31	2016	2015	2014

Production Volumes (mboe/d)

Oil Sands	504.9	463.4	421.9

Exploration and Production	117.9	114.4	113.0

Total	622.8	577.8	534.9

Production Mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1

Average Price Realizations(1) ($/boe)

Oil Sands operations	39.97	48.78	86.57

Syncrude	56.38	59.74	96.06

Exploration and Production	53.34	60.53	103.05

Refinery crude oil processed (mbbls/d)	428.6	432.1	427.5

Refinery Utilization(2) (%)

Eastern North America	92	94	90

Western North America	94	93	95

	93	94	93

(1)
Net of transportation costs, but before royalties.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

16   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Segment Summary

Year ended December 31 ($ millions)	2016	2015	2014

Net (loss) earnings

Oil Sands	(1 149)	(856)	1 776

Exploration and Production	190	(758)	653

Refining and Marketing	1 890	2 306	1 692

Corporate, Energy Trading and Eliminations	(486)	(2 687)	(1 422)

Total	445	(1 995)	2 699

Operating (loss) earnings(1)

Oil Sands	(1 109)	(111)	2 771

Exploration and Production	10	7	857

Refining and Marketing	1 890	2 274	1 692

Corporate, Energy Trading and Eliminations	(874)	(705)	(700)

Total	(83)	1 465	4 620

Funds from (used in) operations(2)

Oil Sands	2 669	2 835	5 400

Exploration and Production	1 313	1 386	1 909

Refining and Marketing	2 606	2 921	2 178

Corporate, Energy Trading and Eliminations	(600)	(336)	(429)

Total	5 988	6 806	9 058

Cash flow provided by (used in) operating activities

Oil Sands	2 286	2 808	6 652

Exploration and Production	1 373	1 708	2 110

Refining and Marketing	3 393	3 227	1 956

Corporate, Energy Trading and Eliminations	(1 372)	(859)	(1 782)

Total	5 680	6 884	8 936

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from (used in) operations was previously referred to as cash flow from (used in) operations, with the calculation being unchanged from prior years. Funds from (used in) operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    17

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts. We also operate a renewable energy business as part of our overall portfolio of assets.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We are committed to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators: an industry-leading oil sands reserves base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability. Key components of Suncor's strategy include:

•
Profitably operate and develop our reserves – Suncor's growth and development plan is focused on projects and initiatives, such as Fort Hills and asset optimization with Syncrude, that are expected to provide long-term profitability for the company. The company's significant reserves base and industry expertise in oil sands has laid the groundwork for achieving this growth. Suncor's economies of scale have also allowed us to focus on near-term oil sands growth through low-cost efficiency improvements and expansion projects.

•
Optimize value through integration – From the ground to the gas station, Suncor optimizes its profit through each step of the value chain. As upstream production grows, securing access to global pricing through the company's refining operations and midstream logistics network helps to maximize profit on each upstream barrel.

•
Achieve industry-leading unit costs in each business segment – Through a focus on operational excellence, Suncor is aiming to get the most out of our operations. Driving down costs and a continued focus on improved productivity and reliability will help to achieve this.

•
Industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy.

2016 Highlights

Financial results summary

•
The company's financial results are primarily driven by record upstream crude oil sales of 628,700 bbls/d in 2016 at an average realized price of $49.11/bbl and total refined product sales of 521,400 bbls/d.

•
Net earnings for 2016 were $445 million, compared to a net loss of $1.995 billion in 2015.

•
Operating loss(1) for 2016 was $83 million, compared to operating earnings of $1.465 billion in 2015.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, for 2016 was $5.680 billion, compared to $6.884 billion in 2015.

•
Funds from operations(2) for 2016 was $5.988 billion, compared to $6.806 billion in 2015.

•
ROCE(1) (excluding major projects in progress) was 0.5% for 2016, compared to 0.6% for 2015. ROCE for 2015 improves to 4.2% when removing the impacts of impairment charges.

The strength of Suncor's balance sheet allowed the company to complete the acquisitions of additional working interests in Syncrude in 2016, increasing Suncor's ownership interest to 53.74%.

•
Acquired Canadian Oil Sands Limited (COS) in the first quarter of 2016, adding 128,600 bbls/d of synthetic crude oil (SCO) capacity. The transaction was valued at $6.9 billion.

•
Acquired an additional 5% interest in Syncrude from Murphy Oil Company Ltd. (Murphy) for $946 million in the second quarter of 2016, adding an additional 17,500 bbls/d of SCO capacity.

•
The company completed a common share offering for net proceeds of $2.8 billion to fund the acquisition of Murphy's 5% interest in Syncrude and to reduce debt to provide ongoing balance sheet flexibility.

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.
(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

18   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Oil Sands production increased 9%, despite the production outages at Oil Sands operations and Syncrude due to the Fort McMurray forest fires.

•
Oil Sands operations successfully returned to normal production rates following the production shut-in due to the forest fires in the Fort McMurray region in the second quarter of 2016 and averaged 374,800 bbls/d for the year. When excluding the impact of the second quarter, upgrader utilization averaged 90%.

•
2016 Syncrude production increased to 130,100 bbls/d, from 29,800 bbls/d in 2015. The increase is a result of additional working interests acquired in 2016 combined with significantly improved upgrader reliability. Syncrude upgrader utilization improved to 78% in 2016, compared to 71% in 2015, and was significantly impacted by the production outage associated with the forest fires in the second quarter of 2016. Excluding the impact of the second quarter, upgrader utilization was 97%.

Significant progress on key growth projects, Fort Hills and Hebron, continued in 2016.

•
The Fort Hills project was more than 76% complete at the end of 2016, with the remaining work to be based at site near Fort McMurray. The secondary extraction module construction program has been completed, with construction in secondary extraction and utilities achieving peak activity in the year. The company has assessed cost pressures on the project and now estimates the overall cost of the Fort Hills project to be between $16.5 and $17.0 billion. Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion. The majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range. In addition, the company has increased the nameplate capacity to 194,000 bbls/d after optimization and technical review. With these changes, Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen. First oil continues to remain on track for late 2017.

•
Construction of the Hebron project continued in 2016, achieving significant project milestones on schedule. The integrated topsides were towed out to the deepwater construction site and successfully mated with the gravity-based structure in the fourth quarter. First oil from the project continues to be on track for late 2017.

Suncor successfully executed its plan to divest of non-core assets and has entered into agreements for anticipated proceeds of $2.0 billion, exceeding the $1.0 to $1.5 billion target established at the start of 2016.

•
Suncor reached an agreement to sell its lubricants business for gross proceeds of $1.125 billion in the fourth quarter of 2016, with the transaction closing on February 1, 2017.

•
On January 24, 2017, Suncor completed the sale of its interest in the Cedar Point wind facility for gross proceeds of $291 million.

•
In the third quarter of 2016, participation agreements were signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the East Tank Farm (ETF) development for estimated proceeds of approximately $500 million. These transactions are expected to close in the third quarter of 2017.

The Refining and Marketing (R&M) segment continued to deliver strong results in 2016.

•
Stronger product location and crude differentials, solid operational performance and continued cost management helped to partially offset significantly lower benchmark crack spreads, which declined by approximately 30% compared to 2015. Results also benefited from a first-in, first-out (FIFO) gain of $111 million, as compared to a FIFO loss of $286 million in the prior year.

Exploration and Production (E&P) delivered another year of reliable, low-cost operations in 2016 and has advanced significant growth opportunities.

•
Increased production combined with lower operating costs helped to offset the impact of a 17% decline in benchmark crude pricing from 2015 to 2016 and maintain strong funds from operations(1).

•
In addition to making significant progress on Hebron, the company has advanced new development opportunities with the sanction of the Oda field in Norway and the acquisition of a participating interest in the Rosebank development in the U.K.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    19

Suncor's focus on cost management, capital discipline and operational excellence resulted in funds from operations(1) significantly exceeding sustaining capital and dividends in the year.

•
Discretionary free cash flow(2) for 2016 was $1.8 billion, which represents funds from operations after sustaining capital, inclusive of associated capitalized interest, and dividends.

•
The disciplined execution of Suncor's 2016 capital plan resulted in Suncor ending the year within the revised guidance range of $5.8 billion to $6.0 billion, which represents a decrease of over $1.0 billion from the midpoint of the original guidance.

•
The company's cost reduction initiatives generated significant savings in the period, reducing 2016 operating expenses by approximately $850 million, after normalizing for the impact of the Syncrude acquisitions.

Cash operating costs per barrel reduced at both Oil Sands operations and Syncrude, despite the decreases in production associated with the forest fires in the second quarter.

•
Oil Sands operations cash operating costs per barrel(2) decreased from $27.85/bbl in 2015 to $26.50/bbl in 2016, which is the lowest since 2007. The decrease is a result of Suncor's cost reduction initiatives and lower natural gas prices, however; the full impact was partially offset by decreased production associated with the forest fires.

•
Syncrude's cash operating costs per barrel(2) decreased from $42.00/bbl in 2015 to $35.95/bbl in 2016, a decrease of close to 15%, despite the impact to production associated with the forest fires in the second quarter. The decrease is due to increased production combined with lower cash operating costs.

Suncor continued to return cash to shareholders through dividends in 2016.

•
The company paid $1.877 billion in dividends in 2016, marking the fourteenth consecutive year Suncor's annual dividend has increased.

•
Subsequent to the end of the year, Suncor's Board of Directors approved a 10% increase to the company's dividend from $0.29 to $0.32 per common share, demonstrating the company's commitment and ability to generate cash flow and return cash to shareholders, even in a low commodity price environment.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.
(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

20   SUNCOR ENERGY INC. ANNUAL REPORT 2016

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net earnings in 2016 were $445 million, compared to a net loss of $1.995 billion in 2015. Net earnings were impacted by the same factors that influenced operating earnings, which are described below. Other items affecting net earnings in 2016 and the net loss in 2015 included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $524 million for 2016, compared to an after-tax loss of $1.930 billion for 2015.

•
In 2016, the U.K. government enacted a decrease in the supplementary charge on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, effective January 1, 2016. The company revalued its January 1, 2016 deferred income tax balances, resulting in a deferred income tax recovery of $180 million in the E&P segment.

•
In 2016, the company incurred a non-cash after-tax charge of $73 million in the Corporate segment for early payment of long-term debt acquired as part of the COS acquisition.

•
In 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets, as a result of the uncertainty of future benefits from these assets.

•
The company incurred $38 million in after-tax charges in the Corporate segment in 2016 associated with the acquisition and integration of COS.

•
In 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, primarily as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies, and which could not be repurposed or otherwise deployed.

•
In 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
In 2015, the company recorded a $406 million deferred income tax recovery in the E&P segment related to a reduction in the U.K. tax rate from 62% to 50%.

•
In 2015, Suncor recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the R&M segment.

•
In 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    21

Operating Earnings

Consolidated Operating (Loss) Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2016	2015	2014

Net earnings (loss) as reported	445	(1 995)	2 699

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(524)	1 930	722

Derecognition and impairments net of reversals and provisions(2)	71	1 599	1 238

Non-cash mark to market gain on interest rate swap	(6)	—	—

Impact of income tax adjustments on deferred income taxes(3)	(180)	17	54

Non-cash loss on early payment of long-term debt	73	—	—

COS acquisition and integration costs	38	—	—

Restructuring charges	—	57	—

Recognition of insurance proceeds	—	(75)	—

Gain on significant disposals(4)	—	(68)	(61)

Reserves redetermination(5)	—	—	(32)

Operating (loss) earnings(1)	(83)	1 465	4 620

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2014, Suncor recorded an after-tax impairment charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets related to the Joslyn mining project, as a result of Suncor's assessment of expected future net cash flows combined with the uncertainty of the project. Also in 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets. The company also recorded after-tax impairment charges of $223 million in the Oil Sands segment in 2014 following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

(3)
In 2014, Suncor recorded a current income tax expense adjustment and associated interest expense of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

(4)
In 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek natural gas assets in the E&P segment.

(5)
In 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

22   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Suncor's consolidated operating loss in 2016 was $83 million, compared to operating earnings of $1.465 billion in the prior year. The decrease was primarily due to lower upstream price realizations in the first nine months of 2016, consistent with the decline in benchmark crude prices, the impact of shut-in production associated with the forest fires in the Fort McMurray area in the second quarter of 2016 and weaker benchmark crack spreads. These factors were partially offset by lower operating costs across the company's operations, a FIFO gain in downstream operations, when compared to a FIFO loss in the prior year, higher refined product location differentials and higher E&P production. Significantly increased production from Syncrude due to the acquisition of additional working interests in 2016 combined with improved upgrader reliability in the second half of the year was offset by the additional operating expenses and DD&A associated with increased production, as well as the production shut-in due to the forest fires.

Funds from Operations(1)

Consolidated funds from operations for 2016 were $5.988 billion, compared to $6.806 billion in 2015. Funds from operations were impacted by the same factors as operating earnings, after removing the impact of non-cash expenses primarily related to DD&A.

Results for 2015 compared with 2014

Net loss in 2015 was $1.995 billion, compared to net earnings of $2.699 billion in 2014. The decrease in net earnings was mainly due to the same factors impacting operating earnings described below and by the net earnings adjustments described above.

Operating earnings for 2015 were $1.465 billion, compared to $4.620 billion in 2014. The decrease was primarily due to lower operating earnings in the Oil Sands and E&P segments as a result of significantly lower upstream price realizations consistent with the decline in benchmark crude oil prices, partially offset by increased Oil Sands operations production due to improved reliability, record R&M operating earnings due to a strong downstream pricing environment and lower operating costs companywide.

Consolidated funds from operations for 2015 were $6.806 billion, compared to $9.058 billion in 2014. Funds from operations were impacted by the same factors as operating earnings.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    23

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2016	2015	2014

WTI crude oil at Cushing (US$/bbl)	43.35	48.75	93.00

Dated Brent Crude (US$/bbl)	43.75	52.40	98.85

Dated Brent/Maya FOB price differential (US$/bbl)	7.50	9.50	13.70

MSW at Edmonton (Cdn$/bbl)	51.90	57.60	94.85

WCS at Hardisty (US$/bbl)	29.55	35.25	73.60

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	13.85	13.50	19.40

Condensate at Edmonton (US$/bbl)	42.50	47.35	92.95

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	2.15	2.65	4.50

Alberta Power Pool Price (Cdn$/MWh)	18.20	33.40	49.65

New York Harbor 3-2-1 crack(1) (US$/bbl)	14.05	19.70	19.65

Chicago 3-2-1 crack(1) (US$/bbl)	12.60	18.50	17.40

Portland 3-2-1 crack(1) (US$/bbl)	16.50	25.15	20.15

Gulf Coast 3-2-1 crack(1) (US$/bbl)	13.40	18.35	16.50

Exchange rate (US$/Cdn$)	0.75	0.78	0.91

Exchange rate (end of period) (US$/Cdn$)	0.74	0.72	0.86

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. WTI decreased to US$43.35/bbl in 2016, compared to US$48.75/bbl in 2015.

Suncor also produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for both MSW at Edmonton and WCS at Hardisty decreased in 2016 compared to 2015, resulting in lower realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO) and pipeline tolls. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year and averaged US$43.75/bbl in 2016, compared to US$52.40/bbl in 2015.

Suncor's price realizations for E&P Canada natural gas production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The average AECO benchmark decreased to $2.15/mcf in 2016, from $2.65/mcf in 2015.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on FIFO, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. Average market crack spreads decreased in 2016 compared to 2015, resulting in a negative impact to refining margins.

24   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Excess electricity produced in Suncor's Oil Sands business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating costs per barrel metric. The Alberta power pool price decreased to an average of $18.20/MWh in 2016 from $33.40/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. In 2016, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.75 from 0.78, which had a positive impact on price realizations for the company in 2016.

Conversely, many of Suncor's assets and liabilities, notably 75% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2016 net earnings and funds from operations(3) if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Funds From Operations(3)

Crude oil +US$1.00/bbl	205	205

Natural gas +Cdn$0.10/mcf	(15)	(15)

Light/heavy differential +US$1.00/bbl	15	15

3-2-1 crack spreads +US$1.00/bbl	125	125

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(4)	(130)	(130)

Foreign exchange on U.S. denominated debt +$0.01 US$/Cdn$	150	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Excludes the foreign exchange impact on U.S. denominated debt.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    25

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment is comprised of:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, cogeneration units, energy and reclamation facilities, such as Suncor's Tailings Reduction Operations (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units and hot bitumen infrastructure, including insulated pipelines, diluent import capabilities and a cooling and blending facility, and related storage assets such as Suncor's ETF operations. In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers. The ETF facility is currently being expanded to blend planned Fort Hills bitumen production for Suncor and the other Fort Hills project partners. Suncor has entered into participation agreements with Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the new terminal assets once they are placed in service.

•
Oil Sands ventures operations include Suncor's 50.8% interest in the Fort Hills mining project, where Suncor is the operator, and its 53.74% working interest in the Syncrude oil sands mining and upgrading joint operation. The company's interest in Syncrude increased from 12% as a result of the acquisition of COS, and the purchase of an additional 5% interest from Murphy during 2016. Suncor also holds a 36.75% interest in the idled Joslyn North mining prospect.

EXPLORATION AND PRODUCTION

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.132% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and the Hebron project (21.034%). Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador and Nova Scotia. E&P Canada also includes Suncor's working interests in unconventional natural gas properties in northeast B.C.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), Golden Eagle Area Development (26.69%), the Rosebank future development project acquired in 2016 (30%) and the Oda project (30%). The first three projects are located in the U.K. sector of the North Sea, while the Oda project is located in the southern part of the Norwegian North Sea. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Production in Libya remained substantially shut in through the majority of 2016 due to political unrest, with the timing of a return to normal operations remaining uncertain. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country.

26   SUNCOR ENERGY INC. ANNUAL REPORT 2016

REFINING AND MARKETING

Suncor's R&M segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a refinery located in Montreal, Quebec and a refinery located in Sarnia, Ontario. Suncor previously operated a lubricants business located in Mississauga, Ontario that manufactured and blended products which were marketed worldwide. During 2016, Suncor entered into an agreement to sell its lubricants business, and the sale closed on February 1, 2017.

•
Western North America operations include refineries located in Edmonton, Alberta and Commerce City,  Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant, a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals in Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada and Sunoco branded-dealers in Canada and other retail stations in Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy investment activities include development, construction and ownership of Suncor-operated and joint venture partner-operated renewable power facilities across Canada. This includes a portfolio of operating wind power facilities located in Alberta, Saskatchewan and Ontario, as well as a portfolio of optioned lands for future wind and solar power project development. In 2016, Suncor entered into an agreement to sell its 50% share of the Cedar Point wind facility. The transaction closed on January 24, 2017.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, power and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    27

OIL SANDS

2016 Highlights

•
Oil Sands operations production was 374,800 bbls/d in 2016 and was significantly impacted by the forest fires in the Fort McMurray region in the second quarter of 2016, with production being shut in during this time.

•
Acquired COS, including its 36.74% share of Syncrude, as well as Murphy's 5% interest in Syncrude, adding 146,100 bbls/d of synthetic crude oil capacity. Suncor's share of Syncrude is now 53.74%.

•
Syncrude production increased to 130,100 bbls/d from 29,800 bbls/d in the prior year, as a result of additional working interests acquired in 2016, combined with improved upgrader reliability, partially offset by the production shut-in due to the Fort McMurray forest fires. Cash operating costs per barrel at Syncrude decreased to $35.95 from $42.00 in the prior year.

•
In Situ operations demonstrated strong reliability in 2016 and set production records during both the first and fourth quarters, with 235,800 bbls/d and 238,400 bbls/d, respectively.

•
Successful turnaround execution in 2016, with safety and cost results representing best turnaround performance to date.

•
The company's continued focus on cost management enabled Suncor to decrease its Oil Sands operations cash operating costs per barrel by 5% to $26.50/bbl in 2016, compared to $27.85/bbl in the prior year and is the lowest achieved in close to a decade, despite the loss of production associated with the forest fires.

•
Fort Hills construction reached peak activity in 2016 and was over 76% complete by the end of the year, with the remaining work to be based at site near Fort McMurray. After optimization and technical review, the company has increased the nameplate capacity of the Fort Hills project to 194,000 bbls/d. First oil is expected late in 2017.

•
Participation agreements signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the ETF development for estimated proceeds of approximately $500 million.

Strategy and Investment Update

Suncor continues to deliver on its commitment to add shareholder value and invest in long-term profitable growth in its core asset areas. In 2016, the company acquired an additional 41.74% working interest in the Syncrude oil sands asset from COS and Murphy. Suncor's share in the project is now 53.74%.

Oil Sands operations has established a large contiguous asset base providing the opportunity for production growth through low-cost integration, debottlenecks, expansions and increased reliability. Oil Sands operations and Syncrude's regional expertise and asset base will be leveraged to advance the Syncrude joint operation and to improve upon existing synergies through asset integration.

The company signed participation agreements with the Fort McKay and Mikisew Cree First Nations in 2016 for the sale of a combined 49% interest in the ETF development, underscoring Suncor's commitment to developing mutually beneficial long-term relationships with Aboriginal communities.

Oil Sands operations continues to focus on safe, reliable and sustainable operations. The company's operational excellence initiatives target improving facility utilization and workforce productivity, including a continued focus on upgrader reliability and achieving steady production growth while reducing operating costs. Sustaining capital for Oil Sands operations in 2017 is expected to include well pad development and major turnaround spending at Firebag and planned maintenance at Oil Sands Base for maintaining current production levels, new tailings treatment infrastructure to meet commitments under the Tailings Management Framework (TMF), ongoing modernization of the company's heavy-haul truck fleet, as well as routine maintenance and risk mitigation projects across all facilities.

The primary focus for both cost management and capital discipline in 2017 will be to continue efforts to sustainably reduce controllable operating costs through elimination of non-critical work and close collaboration with suppliers and business partners. Capital discipline continues to focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing productivity improvements.

Suncor continues to work closely with the Fort Hills mining project co-owners on construction, commissioning and start-up activities. Suncor is developing the mine using traditional open-pit truck and shovel techniques, and value-added carbon-rejecting extraction technology that will allow the mine to produce a higher quality and lower greenhouse gas (GHG) intensity bitumen product that can be sold directly to the market. After optimization and technical review, the company has increased the nameplate capacity of the Fort Hills project to 194,000 bbls/d.

28   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Gross revenues	9 522	9 332	14 561

Less: Royalties	(52)	(114)	(982)

Operating revenues, net of royalties	9 470	9 218	13 579

Net (loss) earnings	(1 149)	(856)	1 776

Adjusted for:

Derecognition and impairments	40	386	941

Impact of income tax adjustments on deferred income taxes	—	359	54

Operating (loss) earnings(1)	(1 109)	(111)	2 771

Oil Sands operations	(1 135)	(33)	2 696

Oil Sands ventures	26	(78)	75

Funds from operations(2)	2 669	2 835	5 400

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating loss in Oil Sands operations was $1.135 billion in 2016, compared to an operating loss of $33 million in 2015. The increased loss was due to the decrease in sales volumes associated with the production shut-in due to the forest fires in the second quarter of 2016 and lower price realizations attributed to lower crude oil benchmark prices, partially offset by lower operating expenses as a result of the company's cost reduction initiatives, as well as favourable royalties.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    29

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings for Oil Sands ventures were $26 million in 2016, compared to an operating loss of $78 million in 2015. The improvement was primarily due to a higher share of Syncrude sales volumes as a result of working interests acquired in 2016 combined with significantly improved upgrader utilization in the last half of the year, partially offset by additional operating and DD&A expenses associated with the acquired production, the production outage due to the forest fires and lower benchmark crude pricing.

Funds from operations for the Oil Sands segment were $2.669 billion in 2016, compared to $2.835 billion in 2015. The decrease was due to the same cash factors that impacted operating earnings.

Production Volumes(1)

Year ended December 31 (mbbls/d)	2016	2015	2014

Upgraded product (SCO)	258.9	320.1	289.1

Non-upgraded bitumen	115.9	113.5	101.8

Oil Sands operations	374.8	433.6	390.9

Oil Sands ventures – Syncrude sweet SCO	130.1	29.8	31.0

Total	504.9	463.4	421.9

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input.

Sales Volumes and Mix

Year ended December 31 (mbbls/d)	2016	2015	2014

Oil Sands operations sales volumes

Sweet SCO	87.3	107.0	99.7

Diesel	21.2	31.3	30.7

Sour SCO	153.4	182.5	158.9

Upgraded product (SCO)	261.9	320.8	289.3

Non-upgraded bitumen	117.4	107.7	101.4

Oil Sands operations	379.3	428.5	390.7

Oil Sands ventures	130.1	29.8	31.0

Total	509.4	458.3	421.7

Oil Sands operations production decreased to 374,800 bbls/d in 2016 from 433,600 bbls/d in 2015, primarily due to the loss of production associated with the forest fires in the Fort McMurray area and a major turnaround of Upgrader 2 in the second quarter, with both 2016 and 2015 impacted by planned maintenance in the third and fourth quarters. Lower SCO production was partially offset by an increase in non-upgraded bitumen, which was a result of debottleneck activities at Firebag completed in the fourth quarter of 2015 and strong reliability.

Sales volumes for Oil Sands operations decreased to 379,300 bbls/d in 2016, compared to 428,500 bbls/d in 2015, reflecting the same factors that led to the overall decrease in production volumes.

Suncor's share of Syncrude production and sales volumes averaged 130,100 bbls/d in 2016, compared to

30   SUNCOR ENERGY INC. ANNUAL REPORT 2016

29,800 bbls/d in 2015. The increase is due to additional working interests acquired in 2016 combined with significantly improved upgrader reliability, partially offset by the decrease in production associated with the forest fires in the second quarter of 2016.

Bitumen Production from Operations

Year ended December 31	2016	2015	2014

Oil Sands Base

Bitumen production (mbbls/d)	238.0	307.3	274.4

Bitumen ore mined (thousands of tonnes/day)	351.1	461.3	408.5

Bitumen ore grade quality (bbls/tonne)	0.68	0.67	0.67

In Situ bitumen production (mbbls/d)

Firebag	180.8	186.9	172.0

MacKay River	27.6	30.7	27.0

Total In Situ production	208.4	217.6	199.0

In Situ steam-to-oil ratio

Firebag	2.6	2.6	2.8

MacKay River	3.2	2.9	2.9

Bitumen production from Oil Sands Base operations decreased to an average of 238,000 bbls/d in 2016, compared to 307,300 bbls/d in 2015. The decrease was due to the production outage associated with the forest fires in the second quarter of 2016 and an increase in planned maintenance.

In Situ production decreased to 208,400 bbls/d in 2016 from 217,600 bbls/d in 2015. The decrease was driven by the production outage associated with the forest fires in the second quarter of 2016, partially offset by debottleneck activities at Firebag completed in the fourth quarter of 2015, as well as strong reliability.

Firebag's steam-to-oil (SOR) ratio was comparable with the prior year. MacKay River's SOR increased to 3.2 in 2016 from 2.9 in 2015 due to additional steam requirements for a new well pad.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2016	2015	2014

Oil Sands operations

SCO and diesel	49.77	56.45	95.69

Bitumen	18.12	25.92	60.56

Crude sales basket (all products)	39.97	48.78	86.57

Crude sales basket, relative to WTI	(17.83)	(13.72)	(15.63)

Oil Sands ventures

Syncrude – sweet SCO	56.38	59.74	96.06

Syncrude, relative to WTI	(1.42)	(2.76)	(6.14)

Price realizations were negatively impacted by the decrease in WTI benchmark prices, partially offset by the weaker Canadian dollar in 2016 and resulted in average price realizations for Oil Sands operations of $39.97/bbl in 2016, compared to $48.78/bbl in 2015.

Suncor's average price realization for Syncrude sales decreased in 2016 to $56.38/bbl, compared to $59.74/bbl in 2015, as the impacts of the decrease in WTI benchmark prices were partially offset by the weaker Canadian dollar in 2016.

Royalties

Royalties were lower in 2016 relative to 2015, primarily due to favourable royalty audit settlements, lower bitumen prices and lower volumes at Oil Sands operations, partially offset by higher Syncrude royalties.

Expenses and Other Factors

Operating expenses for 2016 were higher relative to 2015, primarily due to the company's increased working interest in Syncrude, partially offset by the impact of Suncor's cost reduction initiatives at Oil Sands operations and lower natural gas prices. Although the company's share of absolute costs have increased at Syncrude as a result of the acquisition of additional working interests, operating costs on a per unit basis in 2016 have decreased when compared to 2015 due to increased production combined with cost reduction initiatives made by the operator and lower natural gas prices. See the Cash Operating Costs section below for further details.

Transportation expense was higher in 2016, when compared to 2015, primarily due to the increased sales volumes associated with the increased share of Syncrude production.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    31

DD&A expense for 2016 was higher than 2015, mainly due to a higher share of Syncrude DD&A as a result of additional working interests acquired in 2016 and a larger asset base primarily due to assets commissioned during 2015, including well pads and infill wells.

Cash Operating Costs

Year ended December 31	2016	2015	2014

Oil Sands operations cash operating costs(1) reconciliation

Operating, selling and general expense (OS&G)	5 777	5 220	5 940

Syncrude OS&G	(1 749)	(471)	(564)

Non-production costs(2)	(136)	(97)	(117)

Excess power capacity and other(3)	(197)	(245)	(386)

Inventory changes	(63)	—	(53)

Oil Sands operations cash operating costs(1) ($ millions)	3 632	4 407	4 820

Oil Sands operations cash operating costs(1) ($/bbl)	26.50	27.85	33.80

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	1 749	471	564

Non-production costs(2)	(31)	(14)	(9)

Syncrude cash operating costs(1) ($ millions)	1 718	457	555

Syncrude cash operating costs(1) ($/bbl)	35.95	42.00	49.15

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses.

(3)
Excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel averaged $26.50/bbl in 2016, compared to $27.85/bbl in 2015, despite the loss of production associated with the forest fires. The decrease was due to lower operating and maintenance costs as a result of the company's cost reduction initiatives and lower natural gas input costs. Total Oil Sands operations cash operating costs decreased 18% to $3.632 billion from $4.407 billion in the prior year.

In 2016, non-production costs, which are excluded from Oil Sands operations cash operating costs, were higher than the prior year, primarily due to an increase in share-based compensation which was attributed to an increase in the company's share price.

Excess power capacity and other was lower than the prior year due to lower cogeneration power sales as a result of lower power prices.

Inventory changes in 2016 represent a draw of inventory, as compared to no impact in 2015, with the inventory build being offset by a write-down of inventory to fair market value.

Syncrude cash operating costs per barrel decreased to $35.95 in 2016, compared to $42.00 in the previous year despite the impact of the forest fires, as a result of improved reliability combined with cost reduction initiatives made by the operator and lower natural gas prices, partially offset by lower production as a result of the forest fires. Suncor's share of Syncrude cash operating costs increased to $1.718 billion from $464 million in the previous year, primarily due to the additional Syncrude working interests acquired in 2016, partially offset by the previously noted cost reductions. Non-production costs, which are excluded from cash operating costs per barrel, increased over the prior year due to the additional Syncrude working interests acquired in 2016.

Planned Maintenance of Operated Assets

Planned Upgrader 1 maintenance at Oil Sands Base is scheduled to commence at the end of the first quarter of 2017, with completion anticipated in the second quarter of 2017. Additional maintenance events at Upgrader 2 and Upgrader 1 are scheduled for the second quarter of 2017 and the third quarter of 2017, respectively. A planned turnaround is also scheduled for Firebag in the second quarter of 2017. The impact of this maintenance has been reflected in the company's 2017 guidance.

32   SUNCOR ENERGY INC. ANNUAL REPORT 2016

EXPLORATION AND PRODUCTION

2016 Highlights

•
E&P delivered another year of reliable, low cost operations in 2016. Reliable production from East Coast Canada and the U.K. helped to maintain comparable funds from operations in 2016, when benchmark crude prices decreased by 17% from 2015.

•
E&P Canada production increased to 52,900 boe/d from 47,000 boe/d in the prior year, as a result of new wells being brought online at Hibernia, reservoir optimization and reliability improvements at Terra Nova, and lower planned maintenance than in 2015.

•
Hebron project construction continued with the integrated topsides towed out to the deepwater construction site and successfully mated with the gravity-based structure. First oil is expected in late 2017.

•
Acquired a 30% participating interest in the Rosebank future development project, located in the U.K. North Sea, which is expected to be complementary to Suncor's existing U.K. portfolio.

•
The company sanctioned the non-operated Oda development project in Norway. First oil is expected in 2019.

Strategy and Investment Update

The Exploration and Production segment focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. Suncor is currently evaluating exploration and development opportunities off the east coast of Canada, offshore Norway and in the U.K. North Sea to provide diverse and lower cost conventional production.

Construction of the Hebron project continued in 2016, with the integrated topsides being towed out to the deepwater construction site and successfully mated with the gravity-based structure in the fourth quarter. Work will continue in 2017, including tow out and installation at the Hebron field and development drilling. First oil from the project is expected in late 2017.

The Oda field offshore Norway (formerly referred to as the Butch discovery), was sanctioned during the fourth quarter of 2016. Suncor is a 30% non-operating partner in Oda, with the company's share of peak oil production estimated to be 10,500 boe/d. Work on Oda will continue in 2017 and include construction of the subsea production system, with first oil expected in 2019.

The company also has ongoing field extension projects which leverage existing facilities and infrastructure. The HSEU and South White Rose Extension (SWRX) projects are providing incremental production and extending the productive life of the existing fields. The company also plans on performing drilling activities at Terra Nova in the second half of 2017, continuing into 2018.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    33

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Gross revenues	2 444	2 612	4 715

Less: Royalties	(213)	(267)	(672)

Operating revenues, net of royalties	2 231	2 345	4 043

Net earnings (loss)	190	(758)	653

Adjusted for:

Impact of income tax rate adjustments on deferred income taxes	(180)	(373)	—

Impairments	—	1 213	297

Insurance proceeds	—	(75)	—

Gain on significant disposals	—	—	(61)

Reserves redetermination	—	—	(32)

Operating earnings(1)	10	7	857

E&P Canada	(58)	(14)	502

E&P International	68	21	355

Funds from operations(2)	1 313	1 386	1 909

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

The operating loss in 2016 of $58 million for E&P Canada was larger than the operating loss of $14 million in the prior year, primarily due to increased exploration activity and lower price realizations, partially offset by increased sales volumes.

Operating earnings for E&P International were $68 million in 2016, compared to $21 million in 2015, and were higher primarily due to decreased DD&A expense, a reduced tax rate in the U.K. and lower operating expenses, partially offset by lower crude price realizations.

Funds from operations were $1.313 billion in 2016, compared to $1.386 billion in 2015. The decrease was largely due to a decrease in crude price realizations,

34   SUNCOR ENERGY INC. ANNUAL REPORT 2016

partially offset by increased East Coast Canada production and lower operating costs.

Production Volumes

Year ended December 31	2016	2015	2014

E&P Canada

Terra Nova (mbbls/d)	12.4	13.5	17.3

Hibernia (mbbls/d)	26.8	18.1	23.1

White Rose (mbbls/d)	10.9	12.2	14.6

North America Onshore (mboe/d)	2.8	3.2	3.6

	52.9	47.0	58.6

E&P International

Buzzard (mboe/d)	46.0	49.8	47.1

Golden Eagle (mboe/d)	18.6	14.8	0.6

Libya (mbbls/d)(1)	0.4	2.8	6.7

	65.0	67.4	54.4

Total Production (mboe/d)	117.9	114.4	113.0

Production Mix (liquids/gas) (%)	96/4	96/4	97/3

(1)
Effective in 2016, production volumes for Libya are presented on an entitlement basis when there is certainty on the collection of sales revenue.

E&P Canada production averaged 52,900 boe/d in 2016, compared to 47,000 boe/d in 2015.

•
Production from Terra Nova averaged 12,400 bbls/d in 2016, compared to 13,500 bbls/d in 2015, with natural declines in the first half of the year being partially offset by reservoir optimization and improved reliability in the second half of the year.

•
Production from Hibernia averaged 26,800 bbls/d in 2016, compared to 18,100 bbls/d in 2015, with the increase primarily due to new wells being brought online in 2016. The prior year was also impacted by a five-week planned maintenance program.

•
Production from White Rose averaged 10,900 bbls/d in 2016, compared to 12,200 bbls/d in 2015, with the decrease primarily due to natural declines.

•
Production from North America Onshore averaged 2,800 boe/d in 2016, compared to 3,200 boe/d in 2015.

E&P International production averaged 65,000 boe/d in 2016, compared to 67,400 boe/d in 2015.

•
Production from Buzzard averaged 46,000 boe/d in 2016, compared to 49,800 boe/d in 2015. Production decreased due to the impact of a five-week planned maintenance program in 2016.

•
Production from Golden Eagle averaged 18,600 boe/d in 2016, compared to 14,800 boe/d in 2015, as peak production rates were achieved in the second half of 2015 and maintained through 2016.

•
Production from Libya averaged 400 bbls/d on an entitlement basis in 2016, compared to 2,800 bbls/d in 2015, which was on a working interest basis. Production in Libya remained substantially shut in during 2016 due to political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties	2016	2015	2014

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	57.37	62.87	105.98

E&P Canada – Natural gas ($/mcf)	1.71	1.78	4.49

E&P International ($/boe)	52.07	61.44	104.12

E&P average price ($/boe)	53.34	60.53	103.05

Average price realizations for crude oil from E&P Canada and E&P International in 2016 were lower than 2015, consistent with the decrease in benchmark prices for Brent crude in 2016, partially offset by favourable foreign exchange rates.

Expenses and Other Factors

Operating and transportation expenses were lower in 2016, compared to 2015, primarily due to cost reduction initiatives and lower transportation expense in the U.K. due to decreased tariffs.

Exploration expenses increased in 2016, compared to the prior year, due to higher after-tax charges for non-commercial wells.

DD&A expense decreased in 2016, compared to the prior year, primarily due to lower depletion rates at Golden Eagle and White Rose as a result of the impairment charges in the fourth quarter of 2015, partially offset by higher production at Hibernia and an impairment charge associated with the Beta development in Norway.

Planned Maintenance of Operated Assets

A planned three-week maintenance event at Terra Nova has been scheduled to commence in the third quarter of 2017. The impact of this maintenance has been reflected in the company's 2017 guidance.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    35

REFINING AND MARKETING

2016 Highlights

•
The Refining and Marketing segment generated $1.890 billion in operating earnings and $2.606 billion of funds from operations(1) in 2016.

•
Refinery crude throughput remained strong at 428,600 bbls/d, with an average refinery utilization of 93% in 2016.

•
Stronger product location and crude differentials, solid operational performance and continued cost management discipline helped to partially offset significantly lower benchmark crack spreads, which declined by approximately 30% in 2016 compared with 2015.

•
FIFO gain of $111 million in 2016, compared to a FIFO loss of $286 million in 2015.

•
Subsequent to year end, Suncor completed the sale of its Petro-Canada lubricants business for gross proceeds of $1.125 billion.

Strategy and Investment Update

Suncor's downstream operations are a key component of the integrated business model. The Refining and Marketing network serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer. The company operates its refineries at high levels of utilization to provide reliable offtake and secure pricing for a portion of our oil sands production.

Suncor's Petro-Canada branded-network maintained its position as a leading retailer by market share in major urban areas of Canada and as a bulk supplier of refined crude products through the wholesale channel. Suncor plans to continue to leverage the strong brand to increase non-petroleum revenues through the company's network of convenience stores and car washes.

Suncor also previously operated a lubricants business located in Mississauga, Ontario that manufactures and blends products which were marketed worldwide. During 2016, Suncor entered into an agreement to sell its lubricants business for gross proceeds of $1.125 billion, with the sale closing on February 1, 2017. A long-term arrangement has been completed whereby Suncor will continue to supply the lubricants plant with feedstock from the Montreal refinery. The lubricants business will continue to use the Petro-Canada brand. The lubricants business contributed $133 million in net earnings and $183 million in funds from operations in 2016.

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Operating revenues	17 567	19 882	26 683

Net earnings	1 890	2 306	1 767

Adjusted for:

Impact of income tax rate adjustments on deferred taxes	—	36	—

Gain on significant disposal	—	(68)	—

Operating earnings(1)	1 890	2 274	1 767

Refining and Product Supply	1 527	1 904	1 460

Marketing	363	370	307

Funds from operations(2)	2 606	2 921	2 262

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

36   SUNCOR ENERGY INC. ANNUAL REPORT 2016

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refining and Product Supply contributed operating earnings of $1.527 billion in 2016, compared with $1.904 billion in 2015. The decrease was due to an approximate 30% decrease in benchmark crack spreads in 2016 and an unfavourable mix of refined product sales, partially offset by a FIFO gain, compared to a FIFO loss in the prior year, and stronger product location and wider crude differentials.

Marketing operating earnings of $363 million in 2016 were comparable to operating earnings of $370 million in 2015.

Funds from operations were $2.606 billion in 2016, compared to $2.921 billion in 2015, due primarily to the same factors that impacted operating earnings above.

Volumes

Year ended December 31	2016	2015	2014

Crude oil processed (mbbls/d)

Eastern North America	203.1	208.1	199.2

Western North America	225.5	224.0	228.3

Total	428.6	432.1	427.5

Refinery utilization(1)(2) (%)

Eastern North America	92	94	90

Western North America	94	93	95

Total	93	94	93

Refined Product Sales (mbbls/d)

Gasoline	244.3	246.2	243.4

Distillate	186.1	198.0	199.7

Other	91.0	79.1	88.6

Total	521.4	523.3	531.7

Refining gross margin(2) ($/bbl)	20.30	24.90	23.80

Refining operating expense(2) ($/bbl)	5.10	5.10	6.00

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refining gross margin and refining operating expense are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    37

Refinery utilization in Eastern North America averaged 92% in 2016, compared with 94% in 2015. The decrease from the prior year was primarily due to an increase in planned maintenance at both the Sarnia and Montreal refineries.

Refinery utilization in Western North America averaged 94% in 2016, compared to 93% in 2015. The increase from the prior year was primarily due to fewer planned maintenance activities in 2016, compared with 2015, partially offset by lower demand for refined products in Western North America.

Total refinery sales in 2016 were comparable to 2015, with decreased distillate sales associated with weaker demand in Western North America being offset by an increase in other refined products.

Prices and Margins

Refining and Product Supply prices and margins were lower in 2016 compared to 2015.

•
Lower benchmark refining crack spreads due to increased levels of North American refined product inventories.

•
Stronger refined product location differentials due to improved local supply and demand fundamentals in 2016.

•
In 2016, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO basis of accounting, had a positive impact on net earnings of approximately $111 million after-tax, compared to a negative impact of $286 million after-tax in 2015, for a favourable year-over-year impact of $397 million.

Marketing margins in 2016 were comparable to the prior year.

Expenses and Other Factors

Operating expenses were lower in 2016 compared to 2015, primarily due to the impact of the company's cost reduction initiatives combined with lower energy costs, as a result of lower natural gas prices.

Planned Maintenance

The company has a planned maintenance event at the Montreal refinery in the second quarter of 2017. The impact of this maintenance has been reflected in the company's 2017 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

2016 Highlights

•
Completed a common share offering for net proceeds of $2.8 billion to fund the acquisition of Murphy's 5% working interest in Syncrude and to reduce short-term borrowings and a portion of long-term debt acquired as part of the COS acquisition, to provide ongoing balance sheet flexibility.

•
Successfully issued $1.0 billion of long-term debt to pay down short-term indebtedness, improving liquidity and balance sheet flexibility.

•
Returned cash to shareholders through dividends of $1.877 billion in 2016.

•
Completed the sale of Suncor's interest in the Cedar Point wind facility on January 24, 2017.

Strategy and Investment Update

The Energy Trading business supports the company's production by securing market access, optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers, while generating trading earnings through established strategies. The Energy Trading business continues to evaluate additional pipeline agreements to support planned production growth.

The company's strategy includes divesting of non-core assets that are not key components of the integrated model. In 2016, Suncor commenced a sale process for certain assets and associated liabilities related to its Renewable Energy business, with an agreement reached for the sale of its interest in the Cedar Point wind facility for gross proceeds of $291 million. The transaction closed on January 24, 2017.

38   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Financial Highlights

Year ended December 31 ($ millions)	2016	2015	2014

Net loss	(486)	(2 687)	(1 497)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(524)	1 930	722

Non-cash mark to market gain on interest rate swaps	(6)	—	—

Derecognition and impairments	31	—	—

Non-cash loss on early payment of long-term debt	73	—	—

COS acquisition and related costs	38	—	—

Restructuring charges	—	57	—

Impact of income tax rate adjustments on deferred income taxes	—	(5)	—

Operating (loss) earnings(1)	(874)	(705)	(775)

Renewable Energy	38	16	3

Energy Trading	4	36	66

Corporate	(864)	(799)	(850)

Eliminations	(52)	42	6

Funds used in operations(2)	(600)	(336)	(513)

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds used in operations was previously referred to as cash flow used in operations, with the calculation being unchanged from prior years. Funds used in operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Renewable Energy

Year ended December 31	2016	2015	2014

Power generation marketed (gigawatt hours)(1)	478	440	412

(1)
Power generated includes curtailed production for which the company was compensated.

Suncor's Renewable Energy assets contributed operating earnings of $38 million in 2016, compared to $16 million in 2015. The increase was primarily due to a recovery of deferred income tax and higher wind production.

Energy Trading

Energy Trading activities contributed operating earnings of $4 million in 2016, compared to $36 million in 2015. The decrease in operating earnings was primarily due to narrower crude location differentials and weaker demand resulting in lower gains on crude trading, partially offset by favourable natural gas trading.

Corporate

Corporate incurred an operating loss of $864 million in 2016, compared with $799 million in 2015. The increase in the operating loss was primarily a result of higher share-based compensation expense, additional interest expense associated with the debt acquired as part of the COS acquisition in 2016, and unfavourable operational foreign exchange movements, partially offset by cost reduction initiatives and higher capitalized interest. Suncor capitalized $596 million of its borrowing costs in 2016 as part of the cost of major development assets and construction projects in progress, compared to $447 million in the prior year. The increase was driven by higher accumulated capital project balances for Fort Hills and Hebron.

Eliminations

Eliminations reflect the elimination or realization of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company sells the products produced from intersegment purchases of crude feedstock to third parties. In 2016, the company eliminated $52 million of after-tax intersegment profit, compared to a $42 million realization of after-tax intersegment profit in the prior year. The elimination of profit in 2016 is due to an increased volume of intercompany crude held at the refineries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    39

5. FOURTH QUARTER 2016 ANALYSIS

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2016	2015

Net earnings (loss)

Oil Sands	276	(616)

Exploration and Production	54	(1 263)

Refining and Marketing	524	506

Corporate, Energy Trading and Eliminations	(323)	(634)

Total	531	(2 007)

Operating earnings (loss)(1)

Oil Sands	316	(230)

Exploration and Production	54	(50)

Refining and Marketing	524	506

Corporate, Energy Trading and Eliminations	(258)	(252)

Total	636	(26)

Funds from (used in) operations(1)(2)

Oil Sands	1 372	467

Exploration and Production	385	257

Refining and Marketing	722	605

Corporate, Energy Trading and Eliminations	(114)	(35)

Total	2 365	1 294

Production volumes (mboe/d)

Oil Sands	620.4	470.6

Exploration and Production	118.1	112.3

Total	738.5	582.9

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from (used in) operations was previously referred to as cash flow from (used in) operations, with the calculation being unchanged from prior years. Funds from (used in) operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2016 were $531 million, compared with a net loss of $2.007 billion for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described in the segmented analysis below. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $222 million for the fourth quarter of 2016, compared to $382 million for the fourth quarter of 2015.

•
The company recognized a non-cash after-tax mark to market gain on forward interest rate derivatives in the Corporate segment of $188 million in the fourth quarter of 2016 due to an increase in long-term interest rates.

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

Funds from Operations (previously referred to as cash flow from operations)

Consolidated funds from operations was $2.365 billion for the fourth quarter of 2016 compared to $1.294 billion for the prior year quarter. Funds from operations were impacted by the same cash factors that affected operating earnings in the segmented analysis described below.

40   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Segmented Analysis

Oil Sands

Oil Sands operating earnings for the fourth quarter of 2016 were $316 million, compared to an operating loss of $230 million in the prior year quarter. The increase was primarily due to higher crude price realizations, consistent with increased benchmark pricing, lower operating and maintenance expenses attributable to the company's cost reduction initiatives, and a higher share of Syncrude production as a result of additional working interests acquired in 2016, partially offset by increased DD&A associated with the Syncrude acquisitions and a larger asset base at Oil Sands operations, as well as higher natural gas prices.

Production volumes for Oil Sands operations were 433,400 bbls/d in the fourth quarter of 2016, compared to 439,700 bbls/d in the prior year quarter, with the decrease due to an increase in unplanned maintenance in the fourth quarter of 2016.

Suncor's share of Syncrude production increased to 187,000 bbls/d in the fourth quarter of 2016, compared to 30,900 bbls/d in the prior year quarter. The increase was due to additional working interests acquired in 2016 combined with improved upgrader reliability. Syncrude upgrader utilization was 102% of nameplate capacity in the quarter, compared to 73% in the prior year quarter.

Exploration and Production

Exploration and Production operating earnings were $54 million in the fourth quarter of 2016, compared to an operating loss of $50 million in the fourth quarter of 2015. Operating earnings increased primarily due to higher crude price realizations, higher production, lower operating expenses and lower DD&A expense, partially offset by higher royalties and exploration expenses.

Production volumes were 118,100 boe/d in the fourth quarter of 2016, compared to 112,300 boe/d in the fourth quarter of 2015. The increase was primarily due to higher production at Hibernia, with new wells being brought online in 2016, as well as higher production at Terra Nova due to reservoir optimization and improved reliability, partially offset by planned maintenance at Buzzard.

Refining and Marketing

Refining and Marketing operating earnings were $524 million in the fourth quarter of 2016, compared to operating earnings of $506 million for the fourth quarter of 2015. The increase in the fourth quarter of 2016 was primarily due to a FIFO gain of $114 million compared to a FIFO loss of $77 million in the prior period quarter. Lower benchmark refining crack spreads and location differentials in the fourth quarter of 2016 were partially offset by a higher value product mix and favourable crude price differentials.

Refinery crude throughput of 93% in the fourth quarter of 2016 was consistent with the prior year period.

Corporate, Energy Trading and Eliminations

The operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2016 was $258 million, compared to $252 million in the fourth quarter of 2015. The increase was due primarily to higher share-based compensation expense, unfavourable operational foreign exchange, additional interest expense associated with the debt acquired as part of the COS acquisition in early 2016, and higher intersegment profit eliminations. These factors were partially offset by higher Energy Trading operating earnings due to wider crude location differentials, improved market conditions and favourable natural gas trading, an income tax benefit associated with the sale of the company's interest in the Cedar Point wind facility, higher wind production and higher capitalized interest.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    41

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2016	Sept 30 2016	June 30 2016	Mar 31 2016	Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015

Total production (mboe/d)

Oil Sands	620.4	617.5	213.1	565.8	470.6	458.4	448.7	475.6

Exploration and Production	118.1	110.6	117.6	125.6	112.3	107.7	111.2	126.8

	738.5	728.1	330.7	691.4	582.9	566.1	559.9	602.4

Revenues and other income

Operating revenues, net of royalties	7 840	7 409	5 914	5 644	6 499	7 485	8 095	7 129

Other income	301	(15)	(58)	(67)	94	72	49	257

	8 141	7 394	5 856	5 577	6 593	7 557	8 144	7 386

Net earnings (loss)	531	392	(735)	257	(2 007)	(376)	729	(341)

per common share – basic (dollars)	0.32	0.24	(0.46)	0.17	(1.38)	(0.26)	0.50	(0.24)

per common share – diluted (dollars)	0.32	0.24	(0.46)	0.17	(1.38)	(0.26)	0.50	(0.24)

Operating earnings (loss)(1)	636	346	(565)	(500)	(26)	410	906	175

per common share – basic(1) (dollars)	0.38	0.21	(0.36)	(0.33)	(0.02)	0.28	0.63	0.12

Funds from operations(1)(2)	2 365	2 025	916	682	1 294	1 882	2 155	1 475

per common share – basic(2) (dollars)	1.42	1.22	0.58	0.45	0.90	1.30	1.49	1.02

Cash flow provided by operating activities	2 791	1 979	862	48	1 443	2 771	1 794	876

per common share – basic (dollars)	1.68	1.19	0.54	0.03	1.00	1.92	1.24	0.61

ROCE(1) (%) for the twelve months ended	0.5	(4.6)	(4.9)	(2.2)	0.6	5.1	7.2	5.8

After-tax unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(222)	(112)	(27)	885	(382)	(786)	178	(940)

Common share information (dollars)

Dividend per common share	0.29	0.29	0.29	0.29	0.29	0.29	0.28	0.28

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	43.90	36.42	35.84	36.17	35.72	35.69	34.40	37.01

New York Stock Exchange (US$)	32.69	27.78	27.73	27.81	25.80	26.72	27.52	29.25

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Funds from operations (previously referred to as cash flow from operations) and ROCE for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report issued by Suncor in respect of the relevant quarter.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures Advisory section of this MD&A.

42   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2016	Sept 30 2016	June 30 2016	Mar 31 2016	Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015

WTI crude oil at Cushing	US$/bbl	49.35	44.95	45.60	33.50	42.15	46.45	57.95	48.65

Dated Brent crude	US$/bbl	49.50	45.85	45.60	33.90	43.70	50.30	61.95	53.85

Dated Brent/Maya FOB price differential	US$/bbl	6.70	6.80	7.65	8.95	10.35	8.50	8.15	11.05

MSW at Edmonton	Cdn$/bbl	62.00	55.10	55.80	34.50	53.55	56.55	68.05	52.25

WCS at Hardisty	US$/bbl	35.00	31.45	32.30	19.30	27.70	33.25	46.35	33.90

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.35	13.50	13.30	14.25	14.50	13.20	11.60	14.75

Condensate at Edmonton	US$/bbl	48.35	43.05	44.10	34.45	41.65	44.20	57.95	45.60

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.10	2.30	1.40	1.85	2.45	2.90	2.55	2.75

Alberta Power Pool Price	Cdn$/MWh	21.95	17.90	14.90	18.10	21.20	26.05	57.25	29.15

New York Harbor 3-2-1 crack(1)	US$/bbl	14.35	14.00	16.10	11.75	13.60	22.25	23.85	19.20

Chicago 3-2-1 crack(1)	US$/bbl	10.55	14.15	16.65	9.10	13.90	23.95	20.30	16.00

Portland 3-2-1 crack(1)	US$/bbl	14.95	18.75	19.30	13.00	17.90	28.75	32.55	21.50

Gulf Coast 3-2-1 crack(1)	US$/bbl	13.15	14.50	14.85	11.05	11.05	21.55	22.90	18.00

Exchange rate	US$/Cdn$	0.75	0.77	0.78	0.73	0.75	0.76	0.81	0.81

Exchange rate (end of period)	US$/Cdn$	0.74	0.76	0.77	0.77	0.72	0.75	0.80	0.79

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    43

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly earnings and funds from operations(1) are driven primarily by production volumes, which can be significantly impacted by major maintenance events such as the planned upgrader maintenance that occurred in 2016, and unplanned outages like those resulting from the Fort McMurray forest fires in the second quarter of 2016.

Trends in Suncor's quarterly earnings and funds from operations(1) are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A.

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant adjustments:

•
The after-tax unrealized foreign exchange impact on the revaluation of U.S. dollar denominated debt was a loss of $222 million for the fourth quarter of 2016 and a gain of $524 million for the year; the after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $382 million for the fourth quarter of 2015 and $1.930 billion for the prior year.

•
The company recognized a non-cash after-tax mark to market gain on forward interest rate derivatives in the Corporate segment of $188 million in the fourth quarter of 2016 and $6 million for the year due to an increase in long-term interest rates.

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

•
In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, effective January 1, 2016. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million in the E&P segment.

•
In the second quarter of 2016, the company incurred a non-cash after-tax charge of $73 million in the Corporate segment for early payment of long-term debt acquired as part of the COS acquisition.

•
In the first quarter of 2016, the company incurred $38 million in after-tax charges associated with the acquisition and integration of COS in the Corporate segment.

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded on the company's interest in the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty in the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the R&M segment.

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In 2015, the company recorded a $406 million deferred income tax recovery in the E&P segment related to a reduction in the U.K. tax rate from 62% to 50%.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

44   SUNCOR ENERGY INC. ANNUAL REPORT 2016

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2016	2015	2014

Oil Sands	4 724	4 181	3 826

Exploration and Production	1 139	1 459	1 819

Refining and Marketing	685	821	1 024

Corporate, Energy Trading and Eliminations	34	206	292

Total	6 582	6 667	6 961

Less: capitalized interest on debt	(596)	(447)	(431)

	5 986	6 220	6 530

Capital and Exploration Expenditures by Type(1)(2)(3)

Year ended December 31, 2016 ($ millions)	Sustaining	Growth	Total

Oil Sands Base	1 128	418	1 546

In Situ	110	21	131

Oil Sands Ventures	314	2 300	2 614

Oil Sands	1 552	2 739	4 291

Exploration and Production	12	969	981

Refining and Marketing	680	3	683

Corporate, Energy Trading and Eliminations	31	—	31

	2 275	3 711	5 986

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure and logistics that are required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In 2016, Suncor spent $5.986 billion on property, plant and equipment and exploration activities, and capitalized $596 million of interest on debt towards major development assets and construction projects. Activity in 2016 included the following:

Oil Sands Base

Oil Sands Base capital expenditures were $1.546 billion, of which $1.128 billion was directed towards sustaining activities. The focus in 2016 was on ensuring continued safe, reliable and efficient operations, and progress was made on key reliability, safety and environmental performance projects. Sustaining capital expenditures were primarily related to planned maintenance in the spring and fall of 2016 and a number of reliability and sustainment projects across the operations.

Oil Sands Base growth capital of $418 million was primarily attributed to construction of the ETF development, which will support market access for Fort Hills bitumen.

In Situ

In Situ capital expenditures were $131 million, of which $110 million was directed towards sustaining capital expenditures. Sustaining capital in 2016 was focused on the ongoing design and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline.

Growth capital of $21 million in 2016 was related to development of emerging properties and new technologies, as well as completion of debottleneck activities in the early part of the year.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    45

Oil Sands Ventures

Oil Sands ventures growth capital expenditures of $2.614 billion in 2016 were primarily related to the Fort Hills mining project. The Fort Hills project was more than 76% complete at the end of 2016, with the remaining work to be based at site near Fort McMurray, Alberta. Activities in the year included completion of the secondary extraction and utilities module programs, concluding all significant module program work. Construction in secondary extraction and utilities has achieved peak activity and continues to focus on productivity and achieving critical milestones.

The company has assessed the impact of the construction delay due to the forest fires in the second quarter of 2016, and other construction changes associated with the complexity and scale of secondary extraction detailed design development, and now estimates the overall cost of the Fort Hills' project to be between $16.5 and $17.0 billion. Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion. The majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range. In addition, the company has increased the nameplate capacity from 180,000 bbls/d to 194,000 bbls/d after optimization and technical review. With these changes, Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen. First oil continues to remain on track for late 2017.

Sustaining capital of $314 million in 2016 included development of early-works sustaining activities at Fort Hills that will support the execution of the mine and tailings plan following the commencement of production. Also included was an increased share of Syncrude sustaining capital in 2016, which was primarily focused on key reliability, safety and environmental projects.

Exploration and Production

Exploration and Production capital and exploration expenditures were $981 million in 2016, of which $969 million was directed towards growth and exploration.

Growth spending included $530 million for Hebron, as construction of the project continued throughout 2016. The topside module was completed and towed out to the deepwater construction site and successfully mated with the gravity-based structure in 2016. First oil from the project is expected in late 2017.

Growth capital at E&P also included development drilling at Hibernia, White Rose and Golden Eagle, as well as two exploration wells at the Shelburne Basin off the east coast of Canada, with the costs subsequently charged to exploration expense in the year.

Refining and Marketing

Refining and Marketing capital expenditures were $683 million in 2016, of which $680 million was directed to sustaining activities focused on planned maintenance events at the company's refineries and in its retail business on the ongoing sustainment of operations, as well as completion of enhancements to an existing pipeline to connect the Commerce City refinery with crude supply.

Significant Growth Projects Update(1)

At December 31, 2016	Working Interest (%)	Description	Cost Estimate ($ billions)		Project Spend to Date ($ billions)	Expected First Oil Date(2)

Operated

Fort Hills(3)	50.80	98.6 mbbls/d	8.1 – 8.3	(5)	6.5	Q4 2017

Non-operated(4)

Hebron	21.03	31.6 mboe/d	2.8 (+/-10%)		2.2	Q4 2017

(1)
The Capital Investment Update section contains forward-looking information. See the Advisories – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

(2)
Expenditure to complete the project may extend beyond the first oil date.

(3)
The project cost estimate has been updated to reflect increased cost estimates and the estimated gross plant capacity has been increased to 194,000 bbls/d after optimization and technical review. Cost Estimate and Project Spend to Date figures reflect the company's share of overall project cost and exclude capitalized interest.

(4)
Cost and first oil estimates are provided by the operator and reflect post-sanction estimates and expenditures. Project Spend to Date includes the reimbursement of previously incurred costs following the reset of Suncor's working interest in the project to 21.034% from 22.729%, effective January 1, 2016.

(5)
The capital range includes approximately $180 million related to the impact of foreign exchange due to weakness in the Canadian dollar.

46   SUNCOR ENERGY INC. ANNUAL REPORT 2016

The table above summarizes major growth projects that have been sanctioned for development by the company. Other potential material growth projects have not yet received a final investment decision by the company or its Board of Directors.

The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce bitumen product that is sold directly to market. The project is scheduled to produce first oil late in the fourth quarter of 2017 and achieve over 90% of its planned gross production capacity of 194,000 bbls/d within twelve months. Project activities in 2017 are expected to focus on completion of the extraction facilities, mining, ore processing, site infrastructure, and tailings areas.

The co-owners for the Hebron project sanctioned development on December 31, 2012. The Hebron field includes a gravity-based structure design supporting an expected gross oil production rate of 150,000 bbls/d. Project activity in 2017 is expected to focus on towing the gravity-based structure to its final location, development drilling and readying the facility for first oil.

Other Capital Projects

Suncor also anticipates 2017 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2017, plans for sustaining capital continue to focus on planned maintenance, which includes events at Upgrader 1, Upgrader 2 and Firebag. Additional sustaining capital will be directed at maintaining production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines, new tailings treatment infrastructure to meet commitments under TMF, ongoing modernization of the company's heavy-haul truck fleet, as well as routine maintenance and risk mitigation projects across all facilities.

Growth capital will continue to focus on the ETF development, which will support market access for Fort Hills' bitumen.

Oil Sands Ventures

Sustaining capital expenditures in 2017 for Syncrude are expected to focus on planned maintenance, and maintaining production capacity.

Sustaining capital expenditures in 2017 for Fort Hills will continue to develop early-works sustaining activities that will support the execution of the mine and tailings plan following the commencement of production.

Exploration and Production

In addition to the Hebron capital expenditure noted above, growth capital will include development drilling at White Rose, Hibernia and Terra Nova within E&P Canada, as well as spending for the Oda and Rosebank development projects within E&P International.

Refining and Marketing

The company expects that sustaining capital will focus on planned maintenance events and routine asset replacement.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    47

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2016	2015	2014

Net cash from (used in)

Operating activities	5 680	6 884	8 936

Investing activities	(7 507)	(6 771)	(6 863)

Financing activities	869	(1 854)	(1 872)

Foreign exchange (loss) gain on cash and cash equivalents	(75)	295	92

(Decrease) increase in cash and cash equivalents	(1 033)	(1 446)	293

Cash and Cash equivalents, end of year	3 016	4 049	5 495

Return on Capital Employed (%)(1)

Excluding major projects in progress	0.5	0.6	8.6

Including major projects in progress	0.4	0.5	7.5

Net debt to funds from operations(2) (times)	2.4	1.7	0.9

Interest coverage on long-term debt (times)

Earnings basis(3)	0.5	(1.8)	6.6

Funds from operations basis(2)(4)	6.5	9.3	15.5

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow provided by Operating Activities

Cash flow provided by operating activities was $5.680 billion in 2016 compared to $6.884 billion in 2015. The decrease was primarily due to lower upstream price realizations in the first nine months of 2016, consistent with the decline in benchmark crude prices, the impact of shut-in production associated with the forest fires in the Fort McMurray area in the second quarter of 2016, and weaker benchmark crack spreads. An increase in non-cash working capital, as compared to a decrease in non-cash working capital in 2015, further reduced cash flow provided by operating activities. These factors were partially offset by a FIFO gain in downstream operations, when compared to a FIFO loss in the prior year, lower operating costs across the company's operations, a higher share of Syncrude production, which was a result of the acquisition of additional working interests in 2016 combined with significantly improved upgrader reliability in the second half of the year, and higher refined product location differentials.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $7.507 billion in 2016 compared to $6.771 billion in 2015. The increase was primarily due to the acquisition of Murphy's 5% ownership interest in Syncrude and an increase in non-cash investing working capital, partially offset by cash acquired from COS and lower capital expenditures.

Cash Flow provided by Financing Activities

Cash flow provided by financing activities was $869 million in 2016 compared to a cash usage of $1.854 billion in 2015. The increase was primarily due to the issuance of common shares and long-term debt in 2016, partially offset by the early repayment of long-term debt that was acquired as part of the COS acquisition and an increase in dividends paid on common shares.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, available lines of credit and the realized proceeds from divestiture of non-core assets. Suncor's management believes the company will have the capital resources to fund its planned 2017 capital spending program of $4.8 to $5.2 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available

48   SUNCOR ENERGY INC. ANNUAL REPORT 2016

committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $3.016 billion at December 31, 2016 are short-term investments with weighted average terms to maturity of approximately ten days. In 2016, the company earned approximately $24 million of interest income on this portfolio.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Suncor's interest on debt (before capitalized interest) in 2016 was $1.012 billion, an increase from $870 million in 2015 primarily due to the acquisition of COS debt in early 2016 and the weakening of the Canadian dollar.

Available lines of credit at December 31, 2016 increased to $7.467 billion, compared to $7.034 billion at December 31, 2015, primarily as a result of credit facilities added through the acquisition of COS and reduced letters of credit, partially offset by increased short-term borrowings and foreign exchange impacts on available credit facilities.

Subsequent to the end of 2016, the company cancelled a $950 million credit facility that was acquired through the acquisition of COS, reducing available lines of credit to $6.5 billion. The credit facility is no longer required for liquidity purposes and the cancellation will reduce future financing expense.

A summary of total and unutilized credit facilities at December 31, 2016 is as follows:

($ millions)	2016

Fully revolving and expires in 2019	7 685

Fully revolving and expires in 2018	1 750

Fully revolving and expires in 2017(1)	950

Can be terminated at any time at the option of the lenders	164

Total credit facilities	10 549

Credit facilities supporting outstanding commercial paper	(1 273)

Credit facilities supporting standby letters of credit	(1 139)

Total unutilized credit facilities(2)	8 137

(1)
Cancelled in the first quarter of 2017.

(2)
Available credit facilities for general purposes were $7.467 billion at December 31, 2016 (December 31, 2015 – $7.034 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2016, total debt to total debt plus shareholders' equity was 28.1% (December 31, 2015 – 28.2%). The company is currently in compliance with all operating covenants as at December 31, 2016.

At December 31 ($ millions, except as noted)	2016	2015

Short-term debt	1 273	747

Current portion of long-term debt	54	70

Long-term debt	16 103	14 486

Total debt	17 430	15 303

Less: Cash and cash equivalents	3 016	4 049

Net debt	14 414	11 254

Shareholders' equity	44 630	39 039

Total debt plus shareholders' equity	62 060	54 342

Total debt to total debt plus shareholders' equity (%)	28.1	28.2

SUNCOR ENERGY INC. ANNUAL REPORT 2016    49

Change in Net Debt

($ millions)

Net debt – December 31, 2015	11 254

Increase in net debt	3 160

Net debt – December 31, 2016	14 414

Change in net debt

Cash flow provided by operating activities	5 680

Capital and exploration expenditures	(6 582)

Acquisitions	(1 014)

Cash acquired, COS	109

Debt acquired, COS	(2 639)

Proceeds from disposal of assets	229

Dividends less proceeds from exercise of share options	(1 744)

Change in non-cash investing working capital and other investments	(249)

Issuance of common shares	2 782

Foreign exchange on cash, debt and other balances	268

(3 160)

At December 31, 2016, Suncor's net debt was $14.414 billion, compared to $11.254 billion at December 31, 2015. During 2016, net debt increased by $3.160 billion, largely due to the acquisitions of COS and Murphy's 5% working interest in Syncrude, and capital and exploration expenditures that exceeded cash flow provided by operating activities net of dividends, partially offset by the issuance of common shares.

For the year ended December 31, 2016, the company's net debt to funds from operations(1) measure was 2.4 times, which is lower than management's maximum target of less than 3.0 times.

Subsequent to the end of the year, Suncor has given notice to the Trustee that it intends to repay early, in the second quarter of 2017, the U.S.$1.25 billion 6.10% notes currently scheduled to mature June 1, 2018. The repayment will be funded with the proceeds of asset divestments realized earlier in 2017.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at February 28, 2017, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Negative

Dominion Bond Rating Service	A (low	)	Stable

Moody's Investors Service	Baa1		Stable

The company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2016 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

December 31, 2016 (thousands)

Common shares	1 667 914

Common share options – non-exercisable	17 821

Common share options – exercisable	13 621

As at February 24, 2017, the total number of common shares outstanding was 1,668,994,047 and the total number of exercisable and non-exercisable common share options outstanding was 36,505,300. Once exercisable, each outstanding common share option is convertible into one common share.

(1)
Funds from operations was previously referred to as cash flow from operations, with the calculation being unchanged from prior years. Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

50   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Share Repurchases

Between August 5, 2015 and August 4, 2016, the company was authorized to repurchase common shares for cancellation, with a value up to approximately $500 million, pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. During 2016, the company did not make any share repurchases.

Since commencing its share buyback program in 2011, Suncor has purchased 156.7 million common shares for a total return to shareholders of $5.340 billion under this program.

At December 31 ($ millions, except as noted)	2016	2015	2014	2013

Share repurchase activities (thousands of common shares)

Shares repurchased	—	1 230	42 027	49 492

Share repurchase cost ($ millions)	—	43	1 671	1 675

Weighted average repurchase price per share (dollars per share)	—	34.93	39.76	33.84

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2017	2018	2019	2020	2021	2022 and beyond	Total

Fixed and revolving term debt(1)	2 171	3 978	992	683	2 115	17 846	27 785

Finance lease obligations	55	56	22	25	28	948	1 134

Decommissioning and restoration costs(2)	382	419	470	552	305	9 553	11 681

Operating lease agreements, pipeline capacity and energy services commitments(3)	2 736	1 731	1 509	1 433	1 369	11 374	20 152

Exploration work commitments	—	121	97	120	164	66	568

Other long-term obligations(4)	2	27	14	14	14	14	85

Total	5 346	6 332	3 104	2 827	3 995	39 801	61 405

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
Includes $96 million of commitments pertaining to the company's lubricants business and its interest in the Cedar Point wind facility, which were sold subsequent to December 31, 2016. The company has also entered into various pipeline commitments which are awaiting regulatory approval. In the event regulatory approval is not obtained, Suncor has committed to reimburse certain costs to the service provider.

(4)
Includes the Libya ESPA signature bonus and merger consent. See the Other Long-Term Liabilities note to the audited Consolidated Financial Statements.

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Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's Refining and Marketing segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to Note 32 to the 2016 audited Consolidated Financial Statements.

Financial Instruments

Suncor periodically enters into derivative contracts for risk management purposes. The derivative contracts hedge risks related to purchases and sales of commodities, to manage exposure to interest rates and to hedge risks specific to individual transactions, such as currency risk associated with repayment of U.S. dollar denominated debt. For the year ended December 31, 2016, the pre-tax earnings impact for risk management activities was a loss of $25 million (2015 – pre-tax gain of $93 million).

The company's Energy Trading business uses crude oil, natural gas, refined products and other derivative contracts to generate net earnings. For the year ended December 31, 2016, the pre-tax earnings impact for Energy Trading activities was a loss of $47 million (2015 – pre-tax gain of $28 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding – December 31, 2014	20	110	130

Cash settlements – received during the year	(66)	(183)	(249)

Unrealized gains recognized in earnings during the year	28	93	121

Fair value outstanding – December 31, 2015	(18)	20	2

Cash settlements – paid (received) during the year	29	(13)	16

Unrealized losses recognized in earnings during the year	(47)	(25)	(72)

Fair value outstanding – December 31, 2016	(36)	(18)	(54)

The fair value of derivative contracts are recorded in the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2016	2015

Accounts receivable	155	90

Accounts payable	(209)	(88)

	(54)	2

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Energy Trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, see the Financial Instruments and Risk Management note in the company's 2016 audited Consolidated Financial Statements.

52   SUNCOR ENERGY INC. ANNUAL REPORT 2016

9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Suncor's significant accounting policies are described in Note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2016.

Recently Announced Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Statement of Cash Flows

In January 2016, the IASB issued an amendment to IAS 7 Statement of Cash Flows. The amendment to IAS 7 requires additional disclosures for changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings, and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for fiscal years beginning on or after January 1, 2017 and is applied on a prospective basis. The adoption of this standard is not expected to have a material impact on the company's disclosures.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating remaining. IFRS 16 is effective January 1, 2019, with earlier application permitted. IFRS 16 is expected to significantly increase the company's long-term assets and liabilities, increase depreciation, depletion, amortization and impairment, increase financing expense and reduce operating, selling and general expense. The company has developed a transition team to assess the impact of IFRS 16 and implement the necessary changes to accounting systems, processes and internal controls as a result of the new standard.

Share-Based Payments

In June 2016, the IASB issued the final amendments to IFRS 2 Share-Based Payments that clarify the classification and measurement of share-based payment transactions. This includes the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Significant accounting estimates are those estimates that require management to make assumptions about matters that are highly uncertain at the time the estimate is made, and those estimates where changes in significant assumptions that are within a range of reasonably possible outcomes would have a material impact on the company's

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financial condition, changes in financial condition or financial performance.

Significant judgments are those judgments made by management in the process of applying the company's accounting policies and that have the most significant impact on the amounts recognized in the audited Consolidated Financial Statements.

Significant accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. The following are the significant accounting estimates used in the preparation of Suncor's December 31, 2016 audited Consolidated Financial Statements.

Oil and Gas Reserves

Measurements of depletion, depreciation, impairment, and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2016 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2016, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Project Development

Management uses judgment to determine when exploration and evaluation assets are reclassified to Property, Plant and Equipment. This decision considers several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval processes.

Determination of Cash Generating Units (CGU)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value in use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Regardless of any indication of impairment, the company must complete an annual impairment assessment for any CGU, or group of CGUs, whose net carrying value includes indefinite-life intangible assets or an allocation of goodwill. For Suncor, this includes impairment assessments of the Oil Sands segment as at December 31, 2016 and the Refining and Marketing segment as at October 31, 2016, which determined that the underlying CGUs were not impaired.

As a result of the cost estimate increases for the Fort Hills project, the company completed an impairment assessment

54   SUNCOR ENERGY INC. ANNUAL REPORT 2016

at December 31, 2016 for its share of the project and concluded there was no impairment of the asset.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Suncor's provision for decommissioning and restoration costs increased by $1.8 billion in 2016 to $11.7 billion on an undiscounted basis and increased by $1.3 billion to $6.8 billion on a discounted basis. The most significant change in the provision is related to the additional Syncrude working interests acquired in 2016, partially offset by a decrease in certain cost estimates in the Oil Sands and Exploration and Production segments. The provision also increased due to a decrease in the average credit-adjusted discount rate (2016 – 3.90%; 2015 – 4.37%).

Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for financial and operational decisions. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such joint arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenues and expenses is included in the consolidated financial statements.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

Control and Significant Influence

Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities, and significant influence is defined as the power to participate in the financial and operating decisions of the investee. The assessment of whether the company has control, joint control, or significant influence over another entity requires judgment of the impact it has over the financial and operating decisions of the entity and the extent of the benefits it obtains.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

The fair value of plan assets is determined using market values. The estimated rate of return on plan assets in the portfolio considers the current level of returns on fixed income assets, the historical level of risk premium associated with other asset classes and the expected future returns on all asset classes. The discount rate assumption is based on the year-end interest rates for high-quality bonds that mature at times concurrent with the company's benefit obligations. The estimated rate for compensation increases is based on management's judgment.

Actuarial valuations are subject to management's judgment. Actuarial gains and losses comprise changes to assumptions related to discount rates, expected return on plan assets and annual rates for compensation increases. They are accounted for on a prospective basis and may have a material impact on the amounts presented.

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Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

The company is involved in litigation and claims in the normal course of operations. As at December 31, 2016, management believes the result of any settlements related to such litigation or claims would not materially affect the financial position of the company.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions, and potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

In 2016, the Tax Court of Canada issued a favourable Order resolving a previously disclosed $1.3 billion tax dispute with the Canada Revenue Agency (CRA). The dispute was regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The Tax Court of Canada Order has confirmed the successful resolution of the matter between Suncor and the CRA, resulting in no additional taxes, interest or penalties. All of the security which Suncor had posted with respect to this item has now been returned to the company.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

56   SUNCOR ENERGY INC. ANNUAL REPORT 2016

10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor.

Volatility of Commodity Prices

Our financial performance is closely linked to prices for crude oil in our upstream business and prices for refined petroleum products in our downstream business, and, to a lesser extent, to natural gas prices in our upstream business, where natural gas is both an input and output of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), pipeline constraints, regional and international supply and demand imbalances, political developments, compliance or non-compliance with quotas agreed upon by Organization of Petroleum Export Countries (OPEC) members and other countries, decisions by OPEC not to impose quotas on its members, access to markets for crude oil, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional and synthetic crude oil.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected primarily by supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's financial condition and reserves.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase could have a material adverse effect on Suncor's financial condition and reserves.

Since the latter half of 2014, world oil prices have declined significantly. While world oil prices have moderately recovered from the low prices that have been experienced since the latter half of 2014, due in part to recently agreed upon quotas by OPEC and certain non-OPEC countries, there can be no assurances that this price recovery will continue or can be sustained. Failure by OPEC and these non-OPEC countries to meet or maintain their agreed upon quotas, in addition to the other factors discussed above, could cause world oil prices to decrease and such decrease could be significant and also lead to greater price volatility. A prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, cash flows, reserves, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation and maintenance of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

Generally, Suncor's operations are subject to operational hazards and risks such as, amongst others, fires (including forest fires), explosions, blow-outs, power outages, severe winter climate conditions and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and

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information technology systems and related data and control systems.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by failure to follow operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software or network attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, amongst others, the following:

•
Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on our ability to produce higher value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands (mining and in situ) operations;

•
For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors, joint venture operators and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform our planned operations; and

•
Suncor's Refining and Marketing operations are also subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including loss of product, slowdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations, reserves and cash flow.

Government/Regulatory Policy and Compliance

Suncor operates under federal, provincial, state and municipal legislation in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as land tenure, royalties, taxes (including income taxes), government fees, production rates, environmental protection controls, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, the company's interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development and abandonment of fields and mine sites (including restrictions on production) and possible expropriation or cancellation of contract rights.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, state and municipal permits and regulatory approvals. Suncor must also obtain licences to operate certain assets. These processes can involve, among other things, Aboriginal and stakeholder consultation, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Suncor can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

As part of ongoing operations, the company is also required to comply with a large number of environmental, health and safety (EH&S) regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with these regulations may result in the imposition of fines and penalties, production constraints,

58   SUNCOR ENERGY INC. ANNUAL REPORT 2016

reputational damage, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Failure to obtain, comply with or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Changes in government policy (including trade policies affecting energy resource exports) or regulation, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delay or prevent necessary permits or regulatory approvals could impact Suncor's operations and existing and planned projects. More recently, obtaining such approvals or permits has become more difficult due to increased public opposition and consultation, including Aboriginal consultation requirements. The result of these developments could also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals, all of which could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Carbon Risk

Public support for climate change action and receptivity to new technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels and oil sands in particular.

Existing and future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry.

Environmental regulation, including regulation relating to climate change, could impact the demand for, formulation or quality of our products, or could require increased capital expenditures, operating expenses and distribution costs, which may or may not be recoverable in the marketplace. In addition, such regulatory changes could necessitate that Suncor develop new technologies. Such technology development could require a significant investment of capital and time, and any delay in or failure to develop such technologies could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. Increasing environmental regulation in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with fewer or less costly regulations. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor will continue efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of our company are expected to rise as we pursue a growth strategy. Increases in GHG emissions may impact the profitability of our projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change. In addition, the mechanics of implementation and enforcement of the Oil Sands Emissions Limit Act (Alberta) are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and further such developments in the future could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation and could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Environmental Compliance

Tailings Management

There are risks associated with Suncor's tailings management plans, including with respect to joint arrangements in which Suncor has an interest. Each mine is required under the Alberta Energy Regulator's Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects to update its mine fluid tailings management plans. If those plans are not approved in the timelines anticipated or at all, the operators' ability to implement additional fluid tailings treatment facilities could be adversely impacted, which could result in reductions in production and lower volumes of treated tailings. If the mine exceeds certain compliance levels specified in the TMF, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the mine financial security program (MFSP). The full impact of the TMF, including the financial consequences of exceeding compliance levels, is

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not yet fully known, as certain associated policies and regulations are still under development. Such policies and regulations could also restrict the technologies that the company may employ for tailings management, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of the lower Athabasca regional plan (LARP) may adversely impact our current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development, by the other operators in the area and not solely in relation to Suncor's direct impact. The changes in Suncor's business or operations required as a result of the LARP could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Alberta Environment Water Licences

We currently rely on water obtained under licences from Alberta Environment to provide domestic and utility water at our Oil Sands operations. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water sharing agreements between stakeholders. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted or that they will be granted on terms favourable to Suncor.

There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Market Access

Suncor anticipates higher production of bitumen in future years, due mainly to production growth from Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances. A shortage of condensate to transport bitumen may cause Suncor's cost to increase due to the need to purchase alternative diluent supplies, thereby increasing the cost to transport bitumen to market and increasing Suncor's operating costs, as well as affecting Suncor's bitumen blend marketing strategy.

Market access for oil sands production may be constrained by insufficient pipeline takeaway capacity, including as a result of the lack of new pipelines due to an inability to secure required approvals and negative public perception. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages will potentially create widening differentials that could impact the profitability of product sales, which could have a material adverse effect on our business, financial condition, reserves, results of operations and cash flow.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware and software systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and identifiable personal information of our employees and retail customers. Our operations are also dependent upon a large and complex information framework. We rely on industry accepted security measures and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on our information systems, and have adopted a continuous process to identify, assess and manage threats to the company's information systems. Suncor's information security risk oversight is conducted by the Governance Committee. However, these measures and technology may not be adequate due to the increasing volume and sophistication of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by hackers and cyberterrorists motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions. Any such attack or breach could compromise Suncor's networks and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under

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laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for certain impacts of attacks to or breaches of Suncor's information technology and infrastructure, including process control systems, such insurance does not address all such impacts and may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs and impacts of any such attack or breach.

Project Execution

There are certain risks associated with the execution of our major projects and the commissioning and integration of new facilities within our existing asset base.

Project execution risk consists of three related primary risks:

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Engineering – a failure in the specification, design or technology selection;

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Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

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Commissioning and start-up – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project execution can also be impacted by:

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Failure to comply with Suncor's Asset Delivery and Execution Model;

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The availability, scheduling and cost of materials, equipment and qualified personnel;

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The complexities associated with integrating and managing contractor staff and suppliers in a confined construction area;

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Our ability to obtain the necessary environmental and other regulatory approvals;

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The impact of general economic, business and market conditions and our ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

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The impact of weather conditions;

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Risks relating to restarting projects placed in safe mode, including increased capital costs;

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The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

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Risks associated with offshore fabrication and logistics;

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Risks relating to scheduling, resources and costs, including the availability and cost of materials, equipment and qualified personnel;

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The accuracy of project cost estimates, as actual costs for major projects can vary from estimates, and these differences can be material;

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Our ability to complete strategic transactions; and

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The commissioning and integration of new facilities within our existing asset base could cause delays in achieving guidance, targets and objectives.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Change Capacity

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties with respect to certain of its projects, including arrangements where other entities operate assets in which Suncor has ownership or other interests. These joint arrangements include, amongst others, those with respect to Syncrude, Fort Hills, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of Suncor's activities on assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

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These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect our participation in the operation of such assets or in the development of such projects, our ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing and/or capital commitments with respect to projects that are being jointly developed, which could materially adversely affect the development of such projects and Suncor's business and operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to hedge its commodity price and other market risks, creates exposure to significant financial risks, which include, but are not limited to, the following:

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Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

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A lack of counterparties, due to market conditions or other circumstances, could leave us unable to liquidate or offset a position, or unable to do so at or near the previous market price;

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We may not receive funds or instruments from our counterparty at the expected time or at all;

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The counterparty could fail to perform an obligation owed to us;

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Loss as a result of human error or deficiency in our systems or controls; and

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Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Exchange Rate Fluctuations

Our audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and, so, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2016, the Canadian dollar strengthened slightly in relation to the U.S. dollar to 0.74 from 0.72 at the start of 2016. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Interest Rate Risk

We are exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper, and invests surplus cash in short-term debt instruments. We are also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. We are also exposed to changes in interest rates on derivative instruments used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. This ability is dependent on, among other factors,

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commodity prices, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, our ability to make capital investments and maintain existing properties may be constrained.

If we finance capital expenditures in whole or in part with debt, that may increase our debt levels above industry standards for oil and gas companies of similar size. Depending on future development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor nor its bylaws limit the amount of indebtedness that we may incur; however, we are subject to covenants in our existing bank facilities and seek to avoid an unfavourable cost of debt. The level of our indebtedness, from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect our credit ratings.

We are required to comply with financial and operating covenants under existing credit facilities and debt securities. We routinely review the covenants based on actual and forecast results and have the ability to make changes to our development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company and our subsidiaries. Their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of our credit ratings could be downgraded, which could potentially limit our access to private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Third-Party Service Providers

Suncor is reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor facilities, including electricity. A disruption in service by one of these third parties can also have a dramatic impact on Suncor's operations. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact our ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit our ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs, by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, tariffs, duties, border taxes, and other taxes and government-imposed compliance costs, could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things:

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Currency restrictions and restrictions on repatriation of funds;

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Loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks;

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Increases in taxes and government royalties;

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Compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and the United Kingdom Bribery Act;

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Renegotiation of contracts with government entities and quasi-government agencies;

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Changes in laws and policies governing operations of foreign-based companies; and

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Economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard our assets against terrorist activities or to remediate potential damage to our facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations, reserves and cash flow.

Technology Risk

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated or test environments. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses and our ability to expand operations will depend upon the availability of, and competition for, skilled labour and materials supply. There is a risk that we may have difficulty sourcing the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of our existing workforce adds further pressure. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Our ability to operate safely and effectively and complete all our projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

Our success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the company. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

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Labour Relations

Hourly employees at our Oil Sands facilities, all of our refineries, certain of our terminal and distribution operations, and our Terra Nova Floating Production, Storage and Offloading are represented by labour unions or employee associations. Approximately 34% of the company's employees were covered by collective agreements at the end of 2016. Negotiations for a new collective agreement are in progress with Unifor at Suncor's Montreal refinery and at Terra Nova. Any work interruptions involving our employees (including as a result of the failure to successfully negotiate new collective agreements with Unifor), contract trades utilized in our projects or operations, or any jointly owned facilities operated by another entity, present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. We compete in virtually every aspect of our business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

For Suncor's Oil Sands segment, a number of other companies have entered, or may enter, the oil sands business and begin producing bitumen and SCO, or expand their existing operations. It is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. During recent years, a global focus on the oil sands through increasing industry consolidation that has created competitors with financial capacity has significantly increased the supply of bitumen, SCO and heavy crude oil in the marketplace. Although current commodity pricing has slowed certain larger projects in the short term, the impact of this level of activity on regional infrastructure, including pipelines, has placed stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that our downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Land Claims and Aboriginal Consultation

Aboriginal Peoples have claimed Aboriginal title and rights to portions of Western Canada. In addition, Aboriginal Peoples have filed claims against industry participants relating in part to land claims, which may affect our business.

The requirement to consult with Aboriginal Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with Aboriginal Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution." The Alberta government is also currently exploring how best to implement the principles and objectives of the Declaration in a way that is consistent with the Constitution and Alberta law. At this time, it is unclear how the Declaration will be adopted into Canadian law and the impact of the Declaration on the Crown's duty to consult with Aboriginal Peoples.

We are unable to assess the effect, if any, that any such land claims or consultation requirements with Aboriginal Peoples may have on our business; however, the impact may be material.

Litigation Risk

There is a risk that Suncor may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement and employment matters. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse and/or we may be required to incur significant expenses or devote

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significant resources in defense against such litigation, the success of which cannot be guaranteed.

Dividends

Our payment of future dividends on our common shares will be dependent on, among other things, legislative requirements, our financial condition, results of operations, cash flow, the need for funds to finance ongoing operations, debt covenants and other business considerations as the company's Board of Directors considers relevant. There can be no assurance that Suncor will continue to pay dividends in the future.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Other Risk Factors

A detailed discussion of additional risk factors is presented in our most recent Annual Information Form / Form 40-F, filed with the Canadian and U.S. securities regulators, respectively.

11. OTHER ITEMS

Control Environment

Based on their evaluation as of December 31, 2016, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2016, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2016 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2016.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on November 17, 2016. For further details and advisories regarding Suncor's 2017 corporate guidance, see www.suncor.com/guidance.

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12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations (previously referred to as cash flow from (used in) operations), discretionary free cash flow, Oil Sands operations cash operating costs, Syncrude cash operating costs, refining gross margin, refining operating expense and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance, because management believes it provides better comparability between periods. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014, consolidated operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of the MD&A. Operating earnings (loss) for the three months ended December 31, 2016 and December 31, 2015 are reconciled to net earnings (loss) below.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

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The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

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The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

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The factor for Royalties excludes the impact of Libya.

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The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense, and transportation expense.

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The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still

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being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2016	2015	2014

Adjustments to net earnings

Net earnings (loss) attributed to common shareholders		434	(1 995)	2 699

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(524)	1 930	722

Net interest expense		304	312	229

	A	214	247	3 650

Capital employed – beginning of twelve-month period

Net debt		11 254	7 834	6 256

Shareholders' equity		39 039	41 603	41 180

		50 293	49 437	47 436

Capital employed – end of twelve-month period

Net debt		14 414	11 254	7 834

Shareholders' equity		44 630	39 039	41 603

		59 044	50 293	49 437

Average capital employed	B	57 999	50 565	48 797

ROCE – including major projects in progress (%)	A/B	0.4	0.5	7.5

Average capitalized costs related to major projects in progress	C	10 147	7 195	6 203

ROCE – excluding major projects in progress (%)	A/(B-C)	0.5	0.6	8.6

68   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Funds from (used in) Operations and Discretionary Free Cash Flow

Funds from (used in) operations (previously referred to as cash flow from (used in) operations, with the calculation being unchanged from prior years) is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net (loss) earnings	(1 149)	(856)	1 776	190	(758)	653	1 890	2 306	1 767

Adjustments for:

Depreciation, depletion, amortization and impairment	3 864	3 583	4 035	1 381	3 106	1 349	702	685	646

Deferred income taxes	(78)	172	(139)	(506)	(1 235)	(115)	12	(21)	(46)

Accretion of liabilities	208	144	140	53	50	44	7	7	7

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	19	20	(34)	—	—	—	27	60	(82)

Loss on debt extinguishment	—	—	—	—	—	—	—	—	—

(Gain) loss on disposal of assets	(33)	8	3	—	(5)	(82)	(35)	(109)	(11)

Share-based compensation	41	13	22	12	9	8	21	2	4

Exploration expenses	—	—	—	204	255	104	—	—	—

Settlement of decommissioning and restoration liabilities	(248)	(277)	(324)	(1)	(5)	(20)	(20)	(20)	(20)

Other	45	28	(79)	(20)	(31)	(32)	2	11	(3)

Funds from (used in) operations	2 669	2 835	5 400	1 313	1 386	1 909	2 606	2 921	2 262

(Increase) decrease in non-cash working capital	(383)	(27)	1 252	60	322	201	787	306	(306)

Cash flow provided by (used in) operating activities	2 286	2 808	6 652	1 373	1 708	2 110	3 393	3 227	1 956

SUNCOR ENERGY INC. ANNUAL REPORT 2016    69

	Corporate, Energy Trading and Eliminations			Total
Year ended December 31 ($ millions)	2016	2015	2014	2016	2015	2014

Net (loss) earnings	(486)	(2 687)	(1 497)	445	(1 995)	2 699

Adjustments for:

Depreciation, depletion, amortization and impairment	170	126	110	6 117	7 500	6 140

Deferred income taxes	60	160	76	(512)	(924)	(224)

Accretion of liabilities	1	(4)	7	269	197	198

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(458)	1 967	839	(458)	1 967	839

Change in fair value of financial instruments and trading inventory	(53)	7	(93)	(7)	87	(209)

Loss on debt extinguishment	99	—	—	99	—	—

Gain on disposal of assets	—	(4)	—	(68)	(110)	(90)

Share-based compensation	68	(6)	72	142	18	106

Exploration expenses	—	—	—	204	255	104

Settlement of decommissioning and restoration liabilities	—	—	—	(269)	(302)	(364)

Other	(1)	105	(27)	26	113	(141)

Funds (used in) from operations	(600)	(336)	(513)	5 988	6 806	9 058

(Increase) decrease in non-cash working capital	(772)	(523)	(1 269)	(308)	78	(122)

Cash flow (used in) provided by operating activities	(1 372)	(859)	(1 782)	5 680	6 884	8 936

Discretionary free cash flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting sustaining capital, inclusive of associated capitalized interest, and dividends. Discretionary free cash flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses discretionary free cash flow to measure the capacity of the company to increase returns to shareholders and grow the business. The following is a reconciliation of discretionary free cash flow for Suncor's last three years of operations.

($ millions)	2016	2015	2014

Funds from operations	5 988	6 806	9 058

Sustaining capital and dividends	(4 191)	(4 250)	(4 504)

Discretionary Free Cash Flow	1 797	2 556	4 554

Oil Sands Operations and Syncrude Cash Operating Costs

Oil Sands operations and Syncrude cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Syncrude cash operating costs are calculated by adjusting Syncrude OS&G for non-production costs that management believes do not relate to the production performance of Syncrude operations, including, but not limited to, share-based compensation, research and project start-up costs. Oil Sands operations and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses Oil Sands operations and Syncrude cash operating costs to measure Oil Sands operating performance.

70   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenues, other income and purchases of crude oil and products (GAAP measures) for non-refining margin pertaining to the company's supply, marketing, lubricants and ethanol businesses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing, lubricants and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

Year ended December 31 ($ millions, except as noted)	2016	2015	2014

Refining gross margin reconciliation

Gross margin, operating revenues less purchases of crude oil and products	5 813	6 311	5 663

Other income	16	86	184

Non-refining margin	(2 403)	(2 123)	(1 835)

Refining margin	3 426	4 274	4 012

Refinery production(1) (mbbls)	168 798	171 581	168 536

Refining margin ($/bbl)	20.30	24.90	23.80

Refining operating expense reconciliation

Operating, selling and general expense	2 203	2 219	2 495

Non-refining costs	(1 343)	(1 338)	(1 490)

Refining operating expense	860	881	1 005

Refinery production(1)	168 798	171 581	168 536

Refining operating expense ($/bbl)	5.10	5.10	6.00

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

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Operating Earnings Reconciliations – Fourth Quarter 2016 and 2015

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net earnings (loss) as reported	276	(616)	54	(1 263)	524	506	(323)	(634)	531	(2 007)

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	222	382	222	382

Derecognition and impairments	40	386	—	1 213	—	—	31	—	71	1 599

Non-cash mark to market gain on interest rate swaps	—		—	—	—		(188)	—	(188)	—

Operating earnings (loss)	316	(230)	54	(50)	524	506	(258)	(252)	636	(26)

Funds from Operations Reconciliations – Fourth Quarter 2016 and 2015

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net earnings (loss)	276	(616)	54	(1 263)	524	506	(323)	(634)	531	(2 007)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 038	1 260	294	2 063	196	176	73	30	1 601	3 529

Deferred income taxes	(14)	(174)	(44)	(579)	(3)	(36)	(9)	54	(70)	(735)

Accretion of liabilities	53	38	10	13	2	2	—	(2)	65	51

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	313	386	313	386

Change in fair value of financial instruments and trading inventory	—	(14)	—	—	(1)	(32)	(271)	83	(272)	37

Gain on disposal of assets	—	—	—	—	(21)	(4)	—	(1)	(21)	(5)

Share-based compensation	57	21	7	3	32	11	105	35	201	70

Exploration expenses	—	—	65	41	—	—	—	—	65	41

Settlement of decommissioning and restoration liabilities	(55)	(37)	(1)	(3)	(7)	(7)	—	—	(63)	(47)

Other	17	(11)	—	(18)	—	(11)	(2)	14	15	(26)

Funds from (used in) operations	1 372	467	385	257	722	605	(114)	(35)	2 365	1 294

Increase (decrease) in non-cash working capital	217	(2)	156	45	982	424	(929)	(318)	426	149

Cash flow provided by (used in) operating activities	1 589	465	541	302	1 704	1 029	(1 043)	(353)	2 791	1 443

72   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's expectations about growth and other projects, the performance, costs and development of its assets, production volumes, and capital expenditures, including:

•
Statements about the Fort Hills mining project, including: that the company estimates the overall cost of the Fort Hills project to be between $16.5 and $17.0 billion; that Suncor's share of the estimated project cost is $8.1 to $8.3 billion; that Suncor's share of Fort Hills' remaining project capital is between $1.6 and $1.8 billion; that the majority of the spend will occur in 2017 and will be completed within Suncor's existing capital guidance range; planned gross production capacity of 194,000 bbls/d; that Suncor's total capital intensity is expected to remain consistent with the original sanction estimate of $84,000 per flowing barrel of bitumen; that first oil continues to remain on track for late 2017 and the expectation that over 90% of nameplate capacity will be achieved within twelve months; technology to be used for mine development, including carbon-rejecting extraction technology expected to allow the mine to produce a higher quality and lower GHG intensity bitumen product that can be sold directly to market; expected project activities in 2017; and that sustaining capital expenditures in 2017 will continue to develop early-works sustaining activities that will support the

SUNCOR ENERGY INC. ANNUAL REPORT 2016    73

  execution of the mine and tailings plan following the commencement of production;

•
Statements about the Hebron project, including: that the field includes a gravity-based structure design supporting a gross oil production rate of 150,000 bbls/d (31,600 boe/d net to Suncor); expected project activity in 2017; Suncor's share of the project cost estimate provided by the project operator of approximately $2.8 billion (+/- 10%); and that first oil at the Hebron project is expected in late 2017;

•
Statements about the Rosebank future development project, including that it will be complementary to Suncor's existing U.K. portfolio;

•
Statements about the Oda development project, including: that the company's share of peak oil production from the project is estimated to be 10,500 boe/d; planned work in 2017; and that first oil is expected in 2019;

•
Plans for sustaining capital at Oil Sands operations, which are expected to focus on planned maintenance, which includes events at Upgrader 1, Upgrader 2 and Firebag. Additional sustaining capital will be directed to maintaining production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines, new tailings treatment infrastructure, ongoing modernization of the company's heavy-haul truck fleet, as well as routine maintenance and risk mitigation projects across all facilities;

•
Oil Sands operations growth capital will continue to focus on the ETF development, which will support market access for Fort Hills' bitumen;

•
The expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines;

•
The expectation that sustaining capital expenditures in 2017 for Syncrude will focus on planned maintenance, and maintaining production capacity;

•
The opportunity for production growth through low-cost integration, debottlenecks, expansions and increased reliability, plans to leverage Oil Sands operations' and Syncrude's regional expertise and asset base to advance Syncrude and to improve upon existing synergies through asset integration, and operational excellence initiatives targeting improving facility utilization and workforce productivity, including a continued focus on upgrader reliability, and the expectation that this will achieve steady production growth while reducing operating costs;

•
The primary focus for both cost management and capital discipline in 2017 to continue efforts to sustainably reduce controllable operating costs through elimination of non-critical work and close collaboration with suppliers and business partners, as well as the continued focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing productivity improvements;

•
Plan for E&P, including: the evaluation of exploration and development opportunities; plans for drilling activities at Terra Nova; and that growth capital in 2017 will include development drilling at White Rose, Hibernia and Terra Nova within E&P Canada, as well as spending for the Oda and Rosebank development projects within E&P International;

•
The expectation that sustaining capital for Refining and Marketing will focus on planned maintenance events and routine asset replacement; and

•
Suncor's plan to continue to leverage the Petro-Canada brand to increase non-petroleum revenues through the company's network of convenience stores and car washes.

The anticipated duration and impact of planned maintenance events, including:

•
Planned Upgrader 1 maintenance at the end of the first quarter of 2017, with completion anticipated in the second quarter of 2017, and maintenance events at Upgrader 2 and Upgrader 1 scheduled for the second quarter of 2017 and the third quarter of 2017, respectively, as well as a planned turnaround scheduled for Firebag in the second quarter of 2017;

•
A planned three-week maintenance event at Terra Nova scheduled to commence in the third quarter of 2017; and

•
A planned maintenance event at the Montreal refinery in the second quarter of 2017.

Also:

•
Suncor's strategies and commitments, including delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators of an industry-leading oil sands reserves base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability, and key components of Suncor's strategy, including profitably operating and developing our reserves, optimizing value through integration, achieving industry-leading unit costs in each business segment, and being an industry leader in sustainable development;

74   SUNCOR ENERGY INC. ANNUAL REPORT 2016

•
Anticipated proceeds from the divestment of non-core assets of $2.0 billion;

•
The participation agreements signed with the Fort McKay and Mikisew Cree First Nations for the sale of a combined 49% interest in the ETF development for estimated proceeds of approximately $500 million and the expectation that the transactions will close in the third quarter of 2017;

•
Economic sensitivities;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
The belief that the company will have the capital resources to fund its planned 2017 capital spending program of $4.8 to $5.2 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets;

•
The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings;

•
Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels; and

•
Suncor's intention to repay early, in the second quarter of 2017, the U.S.$1.25 billion 6.10% notes currently scheduled to mature June 1, 2018 and to fund the repayment with the proceeds of asset divestments realized earlier in 2017.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing

SUNCOR ENERGY INC. ANNUAL REPORT 2016    75

political unrest and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes in environmental and other regulations and policies; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control; risks associated with land claims and Aboriginal consultation requirements; risks relating to litigation; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2016 AIF dated March 1, 2017 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

76   SUNCOR ENERGY INC. ANNUAL REPORT 2016

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the CICA Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of five independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 28, 2017

SUNCOR ENERGY INC. ANNUAL REPORT 2016    77

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2016, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2016. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 28, 2017

78   SUNCOR ENERGY INC. ANNUAL REPORT 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Suncor Energy Inc.

We have audited the accompanying Consolidated Balance Sheets of Suncor Energy Inc. as of December 31, 2016 and December 31, 2015 and the Consolidated Statements of Comprehensive Income (Loss), Cash Flows and Changes in Equity for each of the years in the two-year period ended December 31, 2016. We also have audited Suncor's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on Suncor Energy Inc.'s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Consolidated Financial Statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Suncor Energy Inc. as of December 31, 2016 and December 31, 2015 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, Suncor Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants
Calgary, Alberta

February 28, 2017

SUNCOR ENERGY INC. ANNUAL REPORT 2016    79

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31 ($ millions)	Notes	2016	2015

Revenues and Other Income

Operating revenues, net of royalties	6	26 807	29 208

Other income	9	161	472

		26 968	29 680

Expenses

Purchases of crude oil and products		9 877	11 590

Operating, selling and general	10 and 27	9 150	8 607

Transportation		1 072	1 085

Depreciation, depletion, amortization and impairment	11 and 18	6 117	7 500

Exploration		289	478

Gain on disposal of assets	38	(68)	(110)

Financing expenses	12	445	2 557

		26 882	31 707

Earnings (Loss) before Income Taxes		86	(2 027)

Income Taxes	13

Current		153	892

Deferred		(512)	(924)

		(359)	(32)

Net Earnings (Loss)		445	(1 995)

Net Earnings (Loss) Attributable to:

Common Shareholders		434	(1 995)

Non-controlling interest	7	11	—

		445	(1 995)

Other Comprehensive (Loss) Income

Items Reclassified to Earnings:

Realized gain on assets available for sale, net of income taxes of $13	38	—	(85)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(258)	846

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes of $5		(24)	212

Other Comprehensive (Loss) Income		(282)	973

Total Comprehensive Income (Loss)		163	(1 022)

Per Common Share (dollars)	14

Net earnings (loss) – basic and diluted		0.28	(1.38)

Net earnings (loss) – attributable to common shareholders – basic and diluted		0.27	(1.38)

Cash dividends		1.16	1.14

The accompanying notes are an integral part of the consolidated financial statements.

80   SUNCOR ENERGY INC. ANNUAL REPORT 2016

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2016 (see note 7)	December 31 2015

Assets

Current assets

Cash and cash equivalents	15	3 016	4 049

Accounts receivable		3 182	2 751

Inventories	17	3 240	3 090

Income taxes receivable		376	538

Assets held for sale	39	1 205	—

Total current assets		11 019	10 428

Property, plant and equipment, net	18, 34, 35, 36 and 37	71 259	61 151

Exploration and evaluation	19	2 038	1 681

Other assets	20	1 248	1 153

Goodwill and other intangible assets	21	3 075	3 079

Deferred income taxes	13	63	35

Total assets		88 702	77 527

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	22	1 273	747

Current portion of long-term debt	22	54	70

Accounts payable and accrued liabilities		5 588	5 306

Current portion of provisions	25	781	769

Income taxes payable		224	244

Liabilities associated with assets held for sale	39	197	—

Total current liabilities		8 117	7 136

Long-term debt	22	16 103	14 486

Other long-term liabilities	23	2 067	1 573

Provisions	25	6 542	5 339

Deferred income taxes	13	11 243	9 954

Equity		44 630	39 039

Total liabilities and shareholders' equity		88 702	77 527

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steven W. Williams	Michael W. O'Brien
Director	Director

February 28, 2017

SUNCOR ENERGY INC. ANNUAL REPORT 2016    81

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2016	2015

Operating Activities

Net earnings (loss)		445	(1 995)

Adjustments for:

Depreciation, depletion, amortization and impairment		6 117	7 500

Deferred income taxes		(512)	(924)

Accretion		269	197

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(458)	1 967

Change in fair value of financial instruments and trading inventory		(7)	87

Gain on disposal of assets		(68)	(110)

Loss on extinguishment of long-term debt	12	99	—

Share-based compensation		142	18

Exploration		204	255

Settlement of decommissioning and restoration liabilities		(269)	(302)

Other		26	113

(Increase) decrease in non-cash working capital	16	(308)	78

Cash flow provided by operating activities		5 680	6 884

Investing Activities

Capital and exploration expenditures		(6 582)	(6 667)

Cash acquired from Canadian Oil Sands Limited	7	109	—

Acquisitions	8, 34, 35 and 36	(1 014)	(360)

Proceeds from disposal of assets		229	277

Other investments		(25)	(18)

(Increase) in non-cash working capital	16	(224)	(3)

Cash flow used in investing activities		(7 507)	(6 771)

Financing Activities

Net change in short-term debt		531	(203)

Repayment of long-term debt		(1 693)	(55)

Issuance of long-term debt	12	993	—

Issuance of common shares under share option plans		133	95

Issuance (purchase) of common shares	26	2 782	(43)

Dividends paid on common shares		(1 877)	(1 648)

Cash flow provided by (used in) financing activities		869	(1 854)

Decrease in Cash and Cash Equivalents		(958)	(1 741)

Effect of foreign exchange on cash and cash equivalents		(75)	295

Cash and cash equivalents at beginning of year		4 049	5 495

Cash and Cash Equivalents at End of Year		3 016	4 049

Supplementary Cash Flow Information

Interest paid		992	881

Income taxes (received) paid		(161)	1 424

The accompanying notes are an integral part of the consolidated financial statements.

82   SUNCOR ENERGY INC. ANNUAL REPORT 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- Controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2014		19 311	609	504	—	21 179	41 603	1 444 119

Net loss		—	—	—	—	(1 995)	(1 995)	—

Foreign currency translation adjustment		—	—	846	—	—	846	—

Realized gain on disposal of assets available for sale, net of income taxes of $13	38	—	—	(85)	—	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $75		—	—	—	—	212	212	—

Total comprehensive income (loss)		—	—	761	—	(1 783)	(1 022)	—

Issued under share option plans		125	(20)	—	—	—	105	3 124

Issued under dividend reinvestment plan		47	—	—	—	(47)	—	—

Purchase of common shares for cancellation	26	(17)	—	—	—	(26)	(43)	(1 230)

Share-based compensation		—	44	—	—	—	44	—

Dividends paid on common shares		—	—	—	—	(1 648)	(1 648)	—

At December 31, 2015		19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings		—	—	—	11	434	445	—

Foreign currency translation adjustment		—	—	(258)	—	—	(258)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $5		—	—	—	—	(24)	(24)	—

Total comprehensive (loss) income		—	—	(258)	11	410	163	—

Issued under share option plans		216	(84)	—	—	—	132	3 983

Issued for cash, net of income taxes of $26	26	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Limited	7	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Limited	7	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation		—	39	—	—	—	39	—

Dividends paid on common shares		—	—	—	—	(1 877)	(1 877)	—

At December 31, 2016		26 942	588	1 007	—	16 093	44 630	1 667 914

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 28, 2017.

Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in the Corporate, Energy Trading and Eliminations segment (note 6).

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgments. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

Certain of the company's activities are conducted through joint operations, and the consolidated financial statements reflect the company's proportionate share of the joint operations' assets, liabilities, revenues and expenses, on a line-by-line basis.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

84   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenues and expenses is included in the consolidated financial statements.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working-interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Changes in the value of underlifted or overlifted barrels are recognized in revenue when the barrels are settled. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Assuming collection is reasonably assured, Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    85

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

(g) Assets Held for Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in (Gain) Loss on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(h) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(i) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(j) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs

86   SUNCOR ENERGY INC. ANNUAL REPORT 2016

associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries, ethanol and lubricants plants	20 to 40 years

Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(k) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(l) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount

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of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that financial assets that are carried at amortized cost are impaired. If a financial asset carried at amortized cost is impaired, the impairment is recognized in Operating, Selling and General expense.

(m) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(n) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(o) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expenses. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(p) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are

88   SUNCOR ENERGY INC. ANNUAL REPORT 2016

surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(q) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss; assets available for sale; held-to-maturity investments; loans and receivables, and financial liabilities measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies derivative financial instruments as fair value through profit and loss, cash and cash equivalents and accounts receivable as loans and receivables, financial instruments included in other assets as available for sale, and accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of the Corporate, Energy Trading and Eliminations segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(r) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(s) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(t) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

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(u) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(v) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period. Emissions are treated as a cost of production and, as such, are recognized in Operating, Selling and General expense in the period in which the emissions occurred.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2016 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2016, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and

90   SUNCOR ENERGY INC. ANNUAL REPORT 2016

interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each

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jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Statement of Cash Flows

In January 2016, the IASB issued an amendment to IAS 7 Statement of Cash Flows. The amendment to IAS 7 requires additional disclosures for changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings, and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for fiscal years beginning on or after January 1, 2017, and is applied on a prospective basis. The adoption of this standard is not expected to have a material impact on the company's disclosures.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

92   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating remaining. IFRS 16 is effective January 1, 2019, with earlier application permitted. IFRS 16 is expected to significantly increase the company's long-term assets and liabilities, increase depreciation, depletion, amortization and impairment, increase financing expense and reduce operating, selling and general expense. The company has developed a transition team to assess the impact of IFRS 16 and implement the necessary changes to accounting systems, processes and internal controls as a result of the new standard.

Share-based payments

In June 2016, the IASB issued the final amendments to IFRS 2 Share-based payments that clarify the classification and measurement of share-based payment transactions. This includes the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in the Athabasca oil sands in Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills mining project as well as its ownership interest in the Syncrude oil sands mining and upgrading joint operation, located near Fort McMurray, Alberta. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and that they operate in the same geographic area and regulatory environment.

•
Exploration and Production includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria, and exploration and production of natural gas and natural gas liquids in Western Canada. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Due to political unrest in Libya, the company's production remained substantially shut in through the majority of 2016.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada that is currently classified as Assets Held for Sale (note 39).

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewables projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

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Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in Corporate, Energy Trading and Eliminations. The reclassification resulted in an increase in net earnings for the Refining and Marketing segment and an increase in net loss for Corporate, Energy Trading and Eliminations of $40 million for the year ended December 31, 2015.

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Revenues and Other Income						(restated )		(restated )

Gross revenues	7 229	7 174	2 329	2 524	17 459	19 839	55	52	27 072	29 589

Intersegment revenues	2 293	2 158	115	88	108	43	(2 516)	(2 289)	—	—

Less: Royalties	(52)	(114)	(213)	(267)	—	—	—	—	(265)	(381)

Operating revenues, net of royalties	9 470	9 218	2 231	2 345	17 567	19 882	(2 461)	(2 237)	26 807	29 208

Other income	26	146	45	150	16	86	74	90	161	472

	9 496	9 364	2 276	2 495	17 583	19 968	(2 387)	(2 147)	26 968	29 680

Expenses

Purchases of crude oil and products	548	319	—	3	11 754	13 571	(2 425)	(2 303)	9 877	11 590

Operating, selling and general	5 777	5 220	483	502	2 203	2 219	687	666	9 150	8 607

Transportation	666	645	86	98	366	388	(46)	(46)	1 072	1 085

Depreciation, depletion, amortization and impairment	3 864	3 583	1 381	3 106	702	685	170	126	6 117	7 500

Exploration	30	120	259	358	—	—	—	—	289	478

(Gain) loss on disposal of assets	(33)	8	—	(5)	(35)	(109)	—	(4)	(68)	(110)

Financing expenses	234	150	82	82	10	(14)	119	2 339	445	2 557

	11 086	10 045	2 291	4 144	15 000	16 740	(1 495)	778	26 882	31 707

(Loss) Earnings before Income Taxes	(1 590)	(681)	(15)	(1 649)	2 583	3 228	(892)	(2 925)	86	(2 027)

Income Taxes

Current	(363)	3	301	344	681	943	(466)	(398)	153	892

Deferred	(78)	172	(506)	(1 235)	12	(21)	60	160	(512)	(924)

	(441)	175	(205)	(891)	693	922	(406)	(238)	(359)	(32)

Net (Loss) Earnings	(1 149)	(856)	190	(758)	1 890	2 306	(486)	(2 687)	445	(1 995)

Capital and Exploration Expenditures	4 724	4 181	1 139	1 459	685	821	34	206	6 582	6 667

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2016	2015

Canada	21 555	23 147

United States	3 695	4 246

Other foreign	1 557	1 815

	26 807	29 208

94   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Non-Current Assets(1)

($ millions)	Dec 31 2016	Dec 31 2015

Canada	74 906	61 592

United States	1 509	1 852

Other foreign	1 205	3 620

	77 620	67 064

(1)
Excludes deferred income tax assets.

7. ACQUISITION OF CANADIAN OIL SANDS LIMITED (COS)

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the TSX on the acquisition date.

COS owned a 36.74% interest in the Syncrude joint operation. Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase Price Consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition, resulting in the issuance of an additional 36.7 million Suncor common shares, which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    95

Purchase Price Allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of Canadian Oil Sands	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

During the second quarter of 2016 the company repurchased US$688 million of debt acquired through the acquisition of COS. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

96   SUNCOR ENERGY INC. ANNUAL REPORT 2016

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that were attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments that commenced in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2016.

The acquisition of COS contributed $1.9 billion to gross revenues and a loss of $69 million to consolidated net income from the acquisition date to December 31, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $2.1 billion to gross revenues and a loss of $105 million to consolidated net income, which would have resulted in gross revenues of $27 billion and a consolidated net income of $408 million for the year ended December 31, 2016.

8. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude joint operation from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. The purchase increased Suncor's share in the Syncrude joint operation to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities. All of the key assumptions were applied on a consistent basis as the COS acquisition (note 7).

The additional interest in Syncrude contributed $191 million to gross revenues and $7 million to consolidated net income from the acquisition date to December 31, 2016.

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Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $275 million to gross revenues and a loss of $26 million to consolidated net income, which would have resulted in gross revenues of $27 billion and consolidated net income of $412 million for the year ended December 31, 2016.

9. OTHER INCOME

Other income consists of the following:

($ millions)	2016	2015

Energy trading activities

Unrealized (losses) gains recognized in earnings during the period	(47)	28

Gains on inventory valuation	62	43

Risk management activities(1)	(25)	93

Risk mitigation and insurance proceeds(2)	41	121

Investment and interest income	77	62

Renewable energy grants	24	30

Change in value of pipeline commitments and other	29	95

	161	472

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward-starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the fourth quarter of 2016 for Syncrude in the Oil Sands segment, and property damage insurance proceeds recorded in the second quarter of 2016 and business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the Exploration and Production segment.

10. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2016	2015

Contract services(1)	3 363	3 162

Employee costs(1)	3 412	2 920

Materials	705	1 140

Energy	994	756

Equipment rentals and leases	267	289

Travel, marketing and other	409	340

	9 150	8 607

(1)
The company incurred $7.2 billion of contract services and employee costs for the year ended December 31, 2016 (2015 – $6.5 billion), of which $6.8 billion (2015 – $6.1 billion) was recorded in Operating, Selling and General expense and $0.4 billion was recorded as Property, Plant and Equipment (2015 – $0.4 billion). Employee costs include salaries, benefits and share-based compensation.

11. ASSET IMPAIRMENT AND DERECOGNITION

During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as a result of the uncertainty of future benefits from these assets. As well, the company also recorded after-tax derecognition charges of $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy assets, as a result of the uncertainty of future benefits from these assets.

98   SUNCOR ENERGY INC. ANNUAL REPORT 2016

During the second quarter of 2016, the company recognized an impairment charge of $33 million (net of taxes of $119 million) against certain Exploration and Evaluation assets in Norway as a result of future development uncertainty.

The impairments noted below were recognized during the year ended December 31, 2015.

Oil Sands

As a result of the decline in the crude oil price environment for the year ended December 31, 2015, the company performed impairment tests on its CGUs in the Oil Sands segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the assumptions disclosed for the Oil Sands CGUs in note 21.

Joslyn Mining Project

As a result of the decline in crude oil prices and uncertainty in the timing of development plans, the company recognized an impairment charge of $290 million (net of taxes of $106 million) during the fourth quarter of 2015 related to its Exploration and Evaluation assets. The remaining carrying value of the company's share of the Joslyn mining project at December 31, 2015 was $nil.

Other

During the fourth quarter of 2015, the company recorded an impairment charge of $96 million (net of taxes of $34 million) in the Oil Sands segment following a review of certain assets, including engineering costs related to In Situ expansion, that no longer fit with Suncor's growth strategies and are not expected to be repurposed or otherwise deployed.

Exploration and Production

Libya

During the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, asset damages confirmed during the fourth quarter, and the increasing uncertainty with respect to the company's return to normal operations in the country, the company recognized an impairment charge of $415 million (net of taxes of $nil) related to the remaining net assets of its Libyan Property, Plant and Equipment ($306 million), Exploration and Evaluation assets ($76 million) and inventory ($33 million).

Other

As a result of the decline in the crude oil price environment for the year ended December 31, 2015, the company performed impairment tests on its CGUs in the Exploration and Production segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the following assumptions (Level 3 fair value inputs – see note 28):

•
Brent price forecasts of US$46.60/bbl in 2016, US$56.20/bbl in 2017, and US$63.80/bbl in 2018 (all expressed in today's dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials; and

•
Risk-adjusted discount rate of 9.0% on after-tax cash flows.

As a result of the impairment tests carried out as at December 31, 2015, the company recorded impairment charges of $359 million (net of taxes of $128 million) on its share of the White Rose assets, $331 million (net of taxes of $335 million) on its share of the Golden Eagle assets, and $54 million (net of taxes of $19 million) on its share of the Terra Nova assets. At December 31, 2015, the remaining carrying values of the White Rose, Golden Eagle, and Terra Nova assets were $520 million, $1.0 billion, and $910 million, respectively.

Estimates of the recoverable amounts of these assets are sensitive to discount rate and prices. A 1% increase in the discount rate would have resulted in an increase to after-tax impairment charges of $20 million related to the company's share of the White Rose assets, $15 million related to the company's share of the Golden Eagle assets, and $35 million related to the company's share of the Terra Nova assets. A 5% decrease in price would have resulted in an increase to after-tax impairment charges of $65 million on the company's share of the White Rose assets, $45 million related to the company's share of the Golden Eagle assets, and $85 million on the company's share of the Terra Nova assets.

During the fourth quarter of 2015, the company recognized an impairment charge to its exploration and evaluation assets of $54 million (net of taxes of $19 million) related to the Ballicatters East Coast Canada well as a result of future development uncertainty.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    99

12. FINANCING EXPENSES

($ millions)	2016	2015

Interest on debt and finance leases	1 012	870

Capitalized interest at 5.7% (2015 – 5.8%)	(597)	(447)

Interest expense	415	423

Interest on pension and other post-retirement benefits	59	52

Accretion	269	197

Foreign exchange (gain) loss on U.S. dollar denominated debt	(458)	1 967

Foreign exchange and other	61	(82)

Loss on extinguishment of long-term debt	99	—

	445	2 557

During the second quarter of 2016, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of COS (note 7) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

During the third quarter of 2016, the company issued $700 million of senior unsecured Series 5 Medium Term Notes maturing on September 14, 2026. The notes have a coupon of 3.00% and were priced at $99.751 per Note for an effective yield of 3.029%. The company also issued $300 million of senior unsecured Series 5 Medium Term Notes maturing on September 13, 2046. The Notes have a coupon of 4.34% and were priced at $99.900 per Note for an effective yield of 4.346%.

13. INCOME TAXES

Income Tax (Recovery) Expense

($ millions)	2016	2015

Current:

Current year	222	913

Adjustments to current income tax of prior years	(69)	(21)

Deferred:

Origination of temporary differences	(313)	(998)

Adjustments in respect of deferred income tax of prior years	67	57

Changes in tax rates and legislation	(190)	17

Recognition of previously unrecognized deferred tax assets	(76)	—

	(359)	(32)

100   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2016	2015

Earnings (loss) before income tax	86	(2 027)

Canadian statutory tax rate	27.00%	26.34%

Statutory tax	23	(534)

Add (deduct) the tax effect of:

Non-taxable component of capital (gains) losses	(60)	236

Share-based compensation and other permanent items	19	(3)

Assessments and adjustments	(2)	36

Impact of income tax rate and legislative changes	(190)	17

Foreign tax rate differential	(28)	(142)

Non-taxable impairment charge	—	109

Tax (gains) losses for which no deferred income tax asset was recognized	(50)	240

Recognition of deferred income tax asset previously unrecognized	(76)	—

Other	5	9

	(359)	(32)

Deferred Income Tax Balances

Deferred income tax expense (recovery) and net liabilities in the company's consolidated financial statements were comprised of the following:

	Net Earnings (Loss)		Consolidated Balance Sheets (1)

($ millions)	2016	2015	Dec 31 2016	Dec 31 2015

Property, plant and equipment	(864)	(466)	13 864	11 983

Decommissioning and restoration provision	342	(66)	(1 701)	(1 373)

Employee retirement benefit plans	(23)	(35)	(648)	(523)

Tax loss carry-forwards	(10)	(58)	(109)	(99)

Partnership deferral reserve	(78)	(56)	—	78

Foreign exchange and other	121	(243)	(226)	(147)

	(512)	(924)	11 180	9 919

(1)
The current and non-current portion of the deferred income tax liability and asset are as follows:

($ millions)	Dec 31 2016	Dec 31 2015

Deferred income tax liability expected to reverse within 12 months	195	395

Deferred income tax asset expected to reverse within 12 months	(21)	(18)

Deferred income tax liability expected to reverse after 12 months	11 048	9 559

Deferred income tax asset expected to reverse after 12 months	(42)	(17)

Net deferred income tax liability	11 180	9 919

SUNCOR ENERGY INC. ANNUAL REPORT 2016    101

Change in Deferred Income Tax Balances

($ millions)	2016	2015

Beginning of year	9 919	10 517

Recognized in deferred income tax expense	(512)	(924)

Recognized in other comprehensive income	(5)	75

Recognized in equity	(26)	—

Acquisition	2 054	—

Foreign exchange, disposition and other	(179)	251

Reclassified to assets held for sale (note 39)	(71)	—

End of year	11 180	9 919

Deferred Tax in Shareholders' Equity

	Year ended December 31

($ millions)	2016	2015

Deferred Tax in Comprehensive Income (Loss)

Realized gain on assets available for sale	—	13

Actuarial gain (loss) on employment retirement benefit plans	5	(75)

Deferred Tax in Equity

Common share issuance	26	—

	31	(62)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future tax profits is probable. Suncor has not recognized a $125 million (2015 – $240 million) deferred tax asset on $926 million (2015 – $1.8 billion) of capital losses on foreign exchange on U.S. dollar denominated debt which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2016, on temporary differences of approximately $9.9 billion (2015 – $11.1 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

In the fourth quarter of 2016, the Government of Quebec enacted a decrease in the corporate income tax rate from 11.9% to 11.5% over four years effective January 1, 2017. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $10 million.

In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

Canada Revenue Agency Update

In the fourth quarter of 2016, the Tax Court of Canada issued a favourable Order resolving the previously disclosed $1.3 billion tax dispute with the Canada Revenue Agency (CRA). The dispute was regarding the income tax treatment of

102   SUNCOR ENERGY INC. ANNUAL REPORT 2016

realized losses in 2007 on the settlement of certain derivative contracts. The Tax Court of Canada Order has confirmed the successful resolution of the matter between Suncor and the CRA, resulting in no additional taxes, interest or penalties. All of the security which Suncor had posted with respect to this item has now been returned to the company.

14. EARNINGS (LOSS) PER COMMON SHARE

($ millions)	2016	2015

Net earnings (loss)	445	(1 995)

Dilutive impact of accounting for awards as equity-settled(1)	(1)	—

Net earnings (loss) – diluted	444	(1 995)

Net earnings (loss) attributable to common shareholders	434	(1 995)

Dilutive impact of accounting for awards as equity-settled(1)	(1)	—

Net earnings (loss) – diluted attributable to common shareholders	433	(1 995)

(millions of common shares)

Weighted average number of common shares	1 610	1 446

Dilutive securities:

Effect of share options	2	1

Weighted average number of diluted common shares	1 612	1 447

(dollars per common share)

Basic and diluted earnings (loss) per share	0.28	(1.38)

Basic and diluted earnings (loss) per share attributable to common shareholders	0.27	(1.38)

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings (loss) per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the year ended December 31, 2016.

15. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2016	Dec 31 2015

Cash	1 103	846

Cash equivalents	1 913	3 203

	3 016	4 049

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16. SUPPLEMENTAL CASH FLOW INFORMATION

The decrease (increase) in non-cash working capital is comprised of:

($ millions)	2016	2015

Accounts receivable	(471)	1 377

Inventories	(218)	458

Accounts payable and accrued liabilities	110	(327)

Current portion of provisions	(98)	(18)

Income taxes payable (net)	145	(1 415)

	(532)	75

Relating to:

Operating activities	(308)	78

Investing activities	(224)	(3)

	(532)	75

17. INVENTORIES

($ millions)	Dec 31 2016	Dec 31 2015

Crude oil	1 110	1 073

Refined products	1 193	1 184

Materials, supplies and merchandise	680	581

Energy trading commodity inventories	515	252

Reclassified to assets held for sale (note 39)	(258)	—

	3 240	3 090

During 2016, product inventories of $10.1 billion (2015 – $11.9 billion) were recorded as an expense. There was a write-down of crude oil of $32 million (2015 – $40 million), a write-down of refined products of $nil (2015 – $19 million), and a write-down of materials, supplies and merchandise of $26 million in 2016 (2015 – $18 million). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

104   SUNCOR ENERGY INC. ANNUAL REPORT 2016

18. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2014	29 235	55 587	84 822

Additions	1 783	4 646	6 429

Acquisitions (note 36)	—	888	888

Changes in decommissioning and restoration	381	15	396

Disposals and derecognition	(3)	(618)	(621)

Foreign exchange adjustments	1 239	559	1 798

At December 31, 2015	32 635	61 077	93 712

Additions	1 428	5 142	6 570

Transfers from exploration and evaluation	65	—	65

Acquisitions (notes 7, 8)	1 678	9 128	10 806

Changes in decommissioning and restoration	(68)	21	(47)

Disposals and derecognition	(166)	(803)	(969)

Foreign exchange adjustments	(1 431)	(121)	(1 552)

Reclassified to assets held for sale (note 39)	—	(907)	(907)

At December 31, 2016	34 141	73 537	107 678

Accumulated provision

At December 31, 2014	(9 937)	(15 085)	(25 022)

Depreciation and depletion	(2 280)	(2 779)	(5 059)

Impairment (note 11)	(1 596)	(131)	(1 727)

Disposals and derecognition	—	200	200

Foreign exchange adjustments	(629)	(324)	(953)

At December 31, 2015	(14 442)	(18 119)	(32 561)

Depreciation and depletion	(2 598)	(3 133)	(5 731)

Disposals and derecognition	—	645	645

Foreign exchange adjustments	978	55	1 033

Reclassified to assets held for sale (note 39)	—	195	195

At December 31, 2016	(16 062)	(20 357)	(36 419)

Net property, plant and equipment

December 31, 2015	18 193	42 958	61 151

December 31, 2016	18 079	53 180	71 259

SUNCOR ENERGY INC. ANNUAL REPORT 2016    105

	Dec 31, 2016			Dec 31, 2015

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	73 882	(19 341)	54 541	58 958	(15 991)	42 967

Exploration and Production	20 058	(12 020)	8 038	20 469	(11 810)	8 659

Refining and Marketing	12 741	(4 363)	8 378	12 657	(3 965)	8 692

Corporate, Energy Trading and Eliminations	997	(695)	302	1 628	(795)	833

	107 678	(36 419)	71 259	93 712	(32 561)	61 151

At December 31, 2016, the balance of assets under construction and not subject to depreciation or depletion was $16.0 billion (December 31, 2015 – $12.8 billion).

At December 31, 2016, Property, Plant and Equipment included finance leases with a net book value of $1.2 billion (December 31, 2015 – $1.2 billion).

19. EXPLORATION AND EVALUATION ASSETS

($ millions)	2016	2015

Beginning of year	1 681	2 248

Acquisitions and additions (Note 7, 8 and 35)	787	240

Transfers to oil and gas assets	(65)	—

Dry hole expenses	(204)	(255)

Impairment (note 11)	(152)	(556)

Amortization	(1)	(7)

Foreign exchange adjustments	(8)	11

End of year	2 038	1 681

20. OTHER ASSETS

($ millions)	Dec 31 2016	Dec 31 2015

Investments (note 38)	191	211

Prepaids and other	1 057	942

	1 248	1 153

Prepaids and other includes long-term accounts receivables related to deposits paid on Notices of Reassessments that have been received from the CRA and are unlikely to be settled within one year.

106   SUNCOR ENERGY INC. ANNUAL REPORT 2016

21. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2014	2 752	148	166	17	3 083

Amortization	—	—	—	(4)	(4)

At December 31, 2015	2 752	148	166	13	3 079

Amortization	—	—	—	(4)	(4)

At December 31, 2016	2 752	148	166	9	3 075

The company performed a goodwill impairment test at December 31, 2016 on its Oil Sands CGUs. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 8% (2015 – 8%). The company based its cash flow projections on an average West Texas Intermediate (WTI) price of US$55.00 per barrel in 2017, US$60.90 per barrel in 2018, US$66.47 per barrel in 2019, and then escalating at an average of 4% per year from 2020 – 2022 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 50 years based on the reserves life of the respective CGU. As a result of this analysis, management did not identify impairment within any of the CGUs comprising the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rates applied to the cash flow projection were between 10% and 15% (2015 – between 10% and 15%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

22. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2016	Dec 31 2015

Commercial paper(1)	1 273	747

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $4.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2016 was 0.97% (December 31, 2015 – 0.5%).

SUNCOR ENERGY INC. ANNUAL REPORT 2016    107

Long-Term Debt

($ millions)	Dec 31 2016	Dec 31 2015

Fixed-term debt, redeemable at the option of the company(2)

6.85% Notes, due 2039 (US$750)	1 004	1 038

6.80% Notes, due 2038 (US$900)	1 231	1 277

6.50% Notes, due 2038 (US$1150)	1 540	1 592

5.95% Notes, due 2035 (US$600)	769	780

5.95% Notes, due 2034 (US$500)	669	692

5.35% Notes, due 2033 (US$300)	368	368

7.15% Notes, due 2032 (US$500)	670	692

3.60% Notes, due 2024 (US$750)	1 002	1 038

3.10% Series 5 Medium Term Notes, due 2021	748	750

6.10% Notes, due 2018 (US$1250)	1 678	1 730

6.05% Notes, due 2018 (US$600)	809	836

7.00% Debentures, due 2028 (US$250)	342	355

7.875% Debentures, due 2026 (US$275)	391	412

9.25% Debentures, due 2021 (US$300)	440	472

5.39% Series 4 Medium Term Notes, due 2037	599	600

5.80% Series 4 Medium Term Notes, due 2018	700	700

3.00% Series 5 Medium Term Notes, due 2026(3)	698	—

4.34% Series 5 Medium Term Notes, due 2046(4)	300	—

4.50% Notes, due 2022 (US$182)(5)	225	—

6.00% Notes, due 2042 (US$152)(5)	151	—

9.40% Notes, due 2021 (US$220)(5)(6)	325	—

7.75% Notes, due 2019 (US$223)(5)	317	—

8.20% Notes, due 2027 (US$59)(5)	87	—

Total unsecured long-term debt	15 063	13 332

Secured long-term debt	—	13

Finance leases(7)	1 134	1 268

Deferred financing costs	(40)	(57)

	16 157	14 556

Current portion of long-term debt

Finance leases	(54)	(57)

Secured long-term debt	—	(13)

	(54)	(70)

Total long-term debt	16 103	14 486

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
In September 2016, the company issued $700 million of senior unsecured series 5 medium term notes maturing on September 14, 2026. The notes have a coupon of 3.00% and were priced at $99.751 per note for an effective yield of 3.029%. Interest is paid semi-annually.

(4)
In September 2016, the company issued $300 million of senior unsecured series 5 medium term notes maturing on September 13, 2046. The notes have a coupon of 4.34% and were priced at $99.900 per note for an effective yield of 4.346%. Interest is paid semi-annually.

(5)
Debt acquired through the acquisition of COS (note 7).

(6)
Subsequent to the acquisition of COS, Moody's Investors Services downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.40%.

(7)
Interest rates range from 4.6% to 16.5% and maturity dates range from 2017 to 2052.

108   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Scheduled Debt Repayments

Scheduled principal repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2017	1 328

2018	3 240

2019	322

2020	25

2021	1 476

Thereafter	11 099

17 490

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2016

Fully revolving and expires in 2019	7 685

Fully revolving and expires in 2018	1 750

Fully revolving and expires in 2017(2)	950

Can be terminated at any time at the option of the lenders	164

Total credit facilities	10 549

Credit facilities supporting outstanding commercial paper	(1 273)

Credit facilities supporting standby letters of credit(1)	(1 139)

Total unutilized credit facilities(2)	8 137

(1)
To reduce costs, the company supported certain credit facilities with $1 032 million of cash collateral as at December 31, 2016 (December 31, 2015 – $1 348 million).

(2)
Available credit facilities for general purposes were $7 467 million at December 31, 2016 (December 31, 2015 – $7 034 million). Subsequent to year end, the company cancelled a $950 million credit facility that was acquired through the acquisition of COS (note 7), reducing available lines of credit to $6.5 billion.

23. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2016	Dec 31 2015

Pensions and other post-retirement benefits (note 24)	1 464	1 026

Share-based compensation plans (note 27)	364	309

Deferred revenue	55	60

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(1)	83	87

Other	131	91

Reclassified to assets held for sale (note 39)	(30)	—

	2 067	1 573

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2016, the carrying amount of the Libya EPSAs signature bonus was $85 million (December 31, 2015 – $90 million). The current portion is $2 million (December 31, 2015 – $3 million) and is recorded in Accounts Payable and Accrued Liabilities.

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24. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations for the Canadian plans were performed as at December 31, 2013, and for the International plans were performed as at December 31, 2015. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

110   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2016	2015	2016	2015

Change in benefit obligation

Benefit obligation at beginning of year	4 611	4 542	502	498

Obligations acquired through acquisition of COS (note 7)	1 352	—	73	—

Current service costs	189	167	13	11

Plan participants' contributions	14	14	—	—

Benefits paid	(272)	(214)	(21)	(19)

Interest costs	238	183	23	19

Foreign exchange	(46)	43	(1)	4

Settlements	8	2	—	—

Actuarial remeasurement:

Experience loss (gain) arising on plan liabilities	7	(20)	(5)	(4)

Actuarial loss (gain) arising from changes in demographic assumptions	8	—	(1)	(5)

Actuarial loss (gain) arising from changes in financial assumptions	171	(106)	4	(2)

Benefit obligation at end of year	6 280	4 611	587	502

Change in plan assets

Fair value of plan assets at beginning of year	4 040	3 755	—	—

Assets acquired through acquisition of COS (note 7)	1 060	—	—	—

Employer contributions	165	112	—	—

Plan participants' contributions	14	14	—	—

Benefits paid	(249)	(195)	—	—

Foreign exchange	(37)	54	—	—

Settlements	8	2	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	202	150	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	155	150	—	—

Fair value of plan assets at end of year	5 356	4 040	—	—

Net unfunded obligation	924	571	587	502

Of the total net unfunded obligation as at December 31, 2016, 66% relates to Canadian pension and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2015 – 85%). The weighted average duration of the defined benefit obligation under the Canadian pension and other post-retirement plans (excluding Syncrude) is 14.06 years (2015 – 14.9 years).

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities of $47 million and Other Long-Term Liabilities (note 23) in the Consolidated Balance Sheets.

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	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2016	2015	2016	2015

Analysis of amount charged to earnings:

Current service costs	189	167	13	11

Interest costs	36	33	23	19

Defined benefit plans expense	225	200	36	30

Defined contribution plans expense	76	71	—	—

Total benefit plans expense charged to earnings	301	271	36	30

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2016	2015	2016	2015

Return on plan assets (excluding amounts included in net interest expense)	(155)	(150)	—	—

Experience loss (gain) arising on plan liabilities	7	(20)	(5)	(4)

Actuarial loss (gain) arising from changes in financial assumptions	8	(106)	(1)	(2)

Actuarial loss (gain) arising from changes in demographic assumptions	171	—	4	(5)

Actuarial loss (gain) recognized in other comprehensive income	31	(276)	(2)	(11)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015

Discount rate	3.90	4.00	3.80	3.90

Rate of compensation increase	3.20	2.90	3.00	3.20

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2016 that the health care costs would increase annually by 6.50% per person (2015 – 7%). This rate will remain constant in 2017 and will decrease 0.5% annually to 5% by 2022, and remain at that level thereafter.

112   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(21)	27

Effect on the benefit obligations	(808)	1 041

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(70)	87

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	33	(28)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2016	2015

Equities, comprised of:

– Canada	19	17

– United States	23	24

– Foreign	17	19

	59	60

Fixed income, comprised of:

– Canada	39	40

Real estate, comprised of:

– Canada	2	—

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and bond securities are based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $165 million to its defined benefit pension plans, of which $3 million was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2017 of $176 million.

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25. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2014	5 101	272	274	5 647

Liabilities incurred	290	5	60	355

Change in discount rate	(347)	—	—	(347)

Changes in estimates	426	49	5	480

Liabilities settled	(302)	(3)	(63)	(368)

Accretion	199	—	2	201

Asset divestitures	11	—	—	11

Foreign exchange	127	—	2	129

At December 31, 2015	5 505	323	280	6 108

Less: current portion	(376)	(323)	(70)	(769)

	5 129	—	210	5 339

At December 31, 2015	5 505	323	280	6 108

Liabilities incurred	279	93	53	425

Change in discount rate	532	—	—	532

Changes in estimates	(824)	(79)	11	(892)

Liabilities settled	(269)	(30)	(68)	(367)

Accretion	269	—	—	269

Asset acquisitions (notes 7 and 8)	1 356	—	—	1 356

Foreign exchange	(98)	—	(1)	(99)

Reclassified to assets held for sale (note 39)	(4)	—	(5)	(9)

At December 31, 2016	6 746	307	270	7 323

Less: current portion	(403)	(307)	(71)	(781)

	6 343	—	199	6 542

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2016 was approximately $11.7 billion (December 31, 2015 – $9.9 billion). A weighted average credit-adjusted risk-free interest rate of 3.90% was used to discount the provision recognized at December 31, 2016 (December 31, 2015 – 4.37%). The credit-adjusted risk-free rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal, environmental and lease inducements provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2016	2015

1% Increase	(1 036)	(648)

1% Decrease	1 506	864

114   SUNCOR ENERGY INC. ANNUAL REPORT 2016

26. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Share Issuance

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

Normal Course Issuer Bid

Until August 4, 2016, the company was authorized to repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under the NCIB, the company was authorized to purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2016	2015

Share repurchase activities (thousands of common shares)

Shares repurchased	—	1 230

Amounts charged to

Share capital	—	17

Retained earnings	—	26

Share repurchase cost	—	43

Average repurchase cost per share	—	34.93

In accordance with applicable securities law, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. The company did not resume repurchases after the offer was completed and did not renew its NCIB in response to the lower crude price environment.

27. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income (Loss) within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2016	2015

Equity-settled plans	48	44

Cash-settled plans	395	254

Total share-based compensation expense	443	298

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Liability Recognized for Share-Based Compensation

Reflected in the consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	2016	2015

Current Liability	359	322

Long-Term Liability (note 23)	364	309

Total Liability	723	631

The intrinsic value of the vested awards at December 31, 2016 was $406 million (December 31, 2015 – $356 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

(a) Active Stock Option Plan

Stock options granted by the company on or after August 1, 2010 provide the holder with the right to purchase common shares at the grant date market price, subject to fulfilling vesting terms. This plan replaced the pre-merger stock option plan of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2016	2015

Annual dividend per share	$1.16	$1.14

Risk-free interest rate	0.55%	0.65%

Expected life	5 years	5 years

Expected volatility	28%	28%

Weighted average fair value per option	$4.60	$6.68

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

(b) Discontinued Stock Option Plans

Executive and Key Contributor Stock Options

Options granted under these plans generally have a seven-to-ten-year life and vest over a three-year period. These plans were in place prior to August 1, 2009, and are accounted for as equity-settled awards.

Suncor Energy Inc. Stock Options with TSARs

Options granted between August 1, 2009 and July 31, 2010, have a seven-year life and vest annually over a three-year period. Each option included a tandem stock appreciation right (TSAR), allowing the option holder the right to receive a cash payment equal to the excess of the market price of Suncor's common shares at the time of exercise over the exercise price of the option. These awards are accounted for as cash-settled.

Legacy Petro-Canada Stock Options with CPAs

Options granted to executives and key employees prior to August 1, 2009, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life, vest over periods of up to four years and are accounted for as cash-settled awards. All options granted under this plan have expired at December 31, 2016.

116   SUNCOR ENERGY INC. ANNUAL REPORT 2016

The following table presents a summary of the activity related to Suncor's stock option plans:

	2016		2015

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	29 090	36.97	27 464	36.97

Granted	8 145	30.26	7 132	38.86

Exercised for cash payment	(1 441)	30.39	(28)	34.60

Exercised as options for common shares	(3 983)	33.36	(3 123)	30.21

Forfeited/expired	(369)	38.12	(2 355)	42.94

Outstanding, end of year	31 442	35.98	29 090	36.97

Exercisable, end of year	17 821	37.74	17 527	37.95

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $36.23 (2015 – $36.49) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2016, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)

19.44-29.99	330	2

30.00-39.99	25 393	5

40.00-49.99	5 584	1

50.00-59.99	41	1

60.00-69.97	94	1

Total	31 442	4

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2016	2015

	10 937	18 626

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

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(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2014	2 596	19 600	1 045

Granted	1 185	6 743	181

Redeemed for cash	(1 316)	(6 240)	(154)

Forfeited/expired	—	(999)	—

Outstanding, December 31, 2015	2 465	19 104	1 072

Granted	1 683	6 194	186

Redeemed for cash	(1 714)	(6 649)	(40)

Forfeited/expired	(21)	(491)	—

Outstanding, December 31, 2016	2 413	18 158	1 218

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

(a) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period. All SARs granted under this plan have expired at December 31, 2016.

The following table presents a summary of the activity related to Suncor's SAR plans:

	2016		2015

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	957	27.98	2 563	27.05

Granted	142	30.23	121	38.90

Exercised	(610)	23.07	(1 690)	27.22

Forfeited/expired	(4)	19.44	(37)	33.72

Outstanding, end of year	485	34.90	957	27.98

Exercisable, end of year	240	36.29	759	25.52

118   SUNCOR ENERGY INC. ANNUAL REPORT 2016

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2016, the carrying value of fixed-term debt accounted for under amortized cost was $15.1 billion (December 31, 2015 – $13.3 billion) and the fair value at December 31, 2016 was $17.5 billion (December 31, 2015 – $14.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements and which are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding at December 31, 2014	20	110	130

Cash Settlements – received during the year	(66)	(183)	(249)

Unrealized gains recognized in earnings during the year (note 9)	28	93	121

Fair value outstanding at December 31, 2015	(18)	20	2

Cash Settlements – paid (received) during the year	29	(13)	16

Unrealized losses recognized in earnings during the year (note 9)	(47)	(25)	(72)

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

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  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2016, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2016 and 2015.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	14	76	—	90

Accounts payable	(20)	(68)	—	(88)

Balance at December 31, 2015	(6)	8	—	2

Accounts receivable	46	109	—	155

Accounts payable	(100)	(109)	—	(209)

Balance at December 31, 2016	(54)	—	—	(54)

During the year ended December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2016 and 2015.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Derivatives	1 631	(1 541)	90

Accounts receivable	1 799	(960)	839

Balance at December 31, 2015	3 430	(2 501)	929

Derivatives	1 765	(1 610)	155

Accounts receivable	2 058	(946)	1 112

Balance at December 31, 2016	3 823	(2 556)	1 267

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Derivatives	(1 629)	1 541	(88)

Accounts payable	(1 865)	960	(905)

Balance at December 31, 2015	(3 494)	2 501	(993)

Derivatives	(1 819)	1 610	(209)

Accounts payable	(1 975)	946	(1 029)

Balance at December 31, 2016	(3 794)	2 556	(1 238)

120   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as activities intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2015.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$10.00 per barrel of crude oil as at December 31, 2016 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $112 million (2015 – $79 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2016 would increase earnings related to the company's debt by approximately $129 million (2015 – $120 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2016, the company had executed $1.9 billion in forward starting swaps. To the extent fixed interest rates increased by 1%, it is estimated that the company's pre-tax earnings would increase by $264 million (2015 – $204 million). The weighted average interest rate on total debt for the year ended December 31, 2016 was 6.2% (2015 – 6.1%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would increase by approximately $17 million (2015 – $33 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2016. The proportion of floating interest rate exposure at December 31, 2016 was 7.8% of total debt outstanding (2015 – 5.3%).

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2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2016 were $3.0 billion and $10.5 billion, respectively. Of Suncor's $10.5 billion in total credit facilities, $8.1 billion were available at December 31, 2016. In addition, Suncor has $2.0 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$3.0 billion under a Canadian and U.S. universal shelf prospectus.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2015

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 218	1 629	1 725

1 to 3 years	20	—	5 062

3 to 5 years	29	—	1 456

Over 5 years	38	—	19 976

	5 305	1 629	28 219

	December 31, 2016

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 379	1 819	2 325

1 to 3 years	28	—	5 238

3 to 5 years	14	—	3 031

Over 5 years	43	—	19 934

	5 464	1 819	30 528

(1)
Trade and other payables exclude net derivative liabilities of $209 million (2015 – $88 million)

(2)
Gross derivative liabilities of $1 819 million (2015 – $1 629 million) are offset by gross derivative assets of $1 610 million (2015 – $1 541 million), resulting in a net amount of $209 million (2015 – $88 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced significant credit downgrades in the past year, Suncor has not been significantly affected as the majority of Suncor's customers are large, established downstream companies

122   SUNCOR ENERGY INC. ANNUAL REPORT 2016

whose financial position is not directly tied to the benchmark price of crude oil. At December 31, 2016, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2016, the company's exposure was $1 765 million (December 31, 2015 – $1 631 million).

29. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2016 and 2015. The company's financial measures, as set out in the following schedule, were unchanged from 2015. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31, 2016	December 31, 2015

Components of ratios

Short-term debt		1 273	747

Current portion of long-term debt		54	70

Long-term debt		16 103	14 486

Total debt		17 430	15 303

Less: Cash and cash equivalents		3 016	4 049

Net debt		14 414	11 254

Shareholders' equity		44 630	39 039

Total capitalization (total debt plus shareholders' equity)		62 060	54 342

Funds from operations(1)		5 988	6 806

Net debt to funds from operations	<3.0 times	2.4	1.7

Total debt to total debt plus shareholders' equity		28%	28%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    123

30. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2016	Ownership % 2015

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	50.80	50.80

Non-operated:

Syncrude	Oil sands development	Canada	53.74	12.00

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.13-20.00	19.13-20.00

Hebron	Oil and gas production	Canada	21.03	22.73

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Oda	Oil and gas production	Norway	30.00	30.00

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2016	2015	2016	2015

Net earnings (loss)	1	(14)	(3)	4

Other comprehensive income	—	9	—	—

Total comprehensive income (loss)	1	(5)	(3)	4

Carrying amount as at December 31	45	59	93	98

124   SUNCOR ENERGY INC. ANNUAL REPORT 2016

31. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2016, are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's oil sands operations assets.

Suncor Energy Products Inc.	This subsidiary held interests in the company's energy marketing and renewable energy businesses.(1)

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets NGLs and LPG for its downstream business.

Suncor Energy Venture Holding Corporation	A subsidiary which owned a 36.74% ownership in the Syncrude joint operation previously owned by COS.(2)

Suncor Energy Ventures Partnership	A subsidiary which owns a 17% ownership in the Syncrude joint operation.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

(1)
This subsidiary amalgamated into Suncor Energy Inc. on January 1, 2017.

(2)
This subsidiary amalgamated into Suncor Energy Ventures Corporation on January 1, 2017.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

32. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and by-products. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2016 and 2015 are as follows:

SUNCOR ENERGY INC. ANNUAL REPORT 2016    125

($ millions)	2016	2015

Sales(1)	667	1 126

Purchases	152	201

Accounts receivable	61	73

Accounts payable and accrued liabilities	42	15

(1)
Includes sales to Parachem Chemicals Inc. of $219 million (2015 – $295 million) and UPI Inc. of $226 million (2015 – $241 million). The company's remaining interest in UPI Inc. was sold during the fourth quarter of 2016 and is no longer a related party. Sales to UPI Inc. up to the closing date of October 31, 2016 have been included.

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2016	2015

Salaries and other short-term benefits	13	12

Pension and other post-retirement benefits	5	5

Share-based compensation	74	39

	92	56

33. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment due by period

($ millions)	2017	2018	2019	2020	2021	2022 and beyond	Total

Commitments

Product transportation and storage	1 627	968	854	915	898	9 260	14 522

Energy services	220	178	223	161	156	473	1 411

Drilling commitments	3	—	—	—	—	—	3

Exploration work commitments	—	121	97	120	164	66	568

Other	335	125	77	48	48	173	806

Operating leases	551	460	355	309	267	1 468	3 410

	2 736	1 852	1 606	1 553	1 533	11 440	20 720

Significant operating leases expire at various dates through 2042. For the year ended December 31, 2016, operating lease expense was $699 million (2015 – $800 million). Included in the table above is $96 million of commitments pertaining to the company's lubricants business and Cedar Point wind facility, which were sold subsequent to December 31, 2016 (note 41).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices. The company has also entered into various pipeline commitments of $6.6 billion with contract terms up to 20 years, which are awaiting regulatory approval. In the event regulatory approval is not obtained, the company has committed to reimbursing certain costs to the service provider.

126   SUNCOR ENERGY INC. ANNUAL REPORT 2016

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 25), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational Risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2016, Suncor's insurance program includes coverage of up to US$1.3 billion for oil sands risks, up to US$1.05 billion for offshore risks and up to US$1.3 billion for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$400 million that covers all of Suncor's assets. Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2016, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 22) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2016, the probability is remote that these guarantee commitments will impact the company.

34. OIL SANDS ASSET SWAP

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation (TransAlta). Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's Oil Sands operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount.

The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair value was calculated using an expected future cash flow approach with

SUNCOR ENERGY INC. ANNUAL REPORT 2016    127

a risk-adjusted discount rate of 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of wind assets	124

Fair value of deferred financing arrangement	303

Total purchase consideration	427

Purchase price allocation

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

35. ROSEBANK ACQUISITION

On October 6, 2016, Suncor completed the purchase of a 30% interest in the U.K. North Sea Rosebank project from OMV (U.K.) Limited (OMV) for an initial payment of US$50 million to OMV. In the event the co-venturers approve the Rosebank project final investment decision and Suncor elects to participate, Suncor could pay additional consideration of up to US$165 million. As the additional consideration is dependent on Suncor approval of the final investment decision, no amount has been recognized at December 31, 2016.

36. ACQUISITION OF ADDITIONAL INTEREST IN FORT HILLS

During the fourth quarter of 2015, the company completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for consideration of $360 million. Suncor's share of the project is now 50.8%.

37. FORT HILLS

The company has assessed the impact of the construction delay due to the forest fires in the second quarter of 2016, and other construction changes associated with the complexity and scale of secondary extraction detailed design development, and now estimates the overall cost of the Fort Hills' project to be between $16.5 and $17.0 billion. Suncor has also incurred an additional $160 million on the project due to changes in the Canadian dollar since the project was sanctioned. The increase in project costs is viewed as an indicator of impairment and the company performed an impairment test on its share of the project as at December 31, 2016. The impairment test was performed using a fair value less cost of disposal methodology, and no impairment was noted. An expected cash flow approach was used based on 2016 year end reserves data and long-range planning assumptions reviewed and approved by management, with the following assumptions (Level 3 fair value inputs):

•
WCS price forecasts of C$56.40/bbl starting at first oil in late 2017, C$59.55/bbl in 2018, C$62.60/bbl in 2019, C$74.40 in 2020 and beyond, (expressed in real dollars), adjusted for asset specific location and quality differentials;

•
risk adjusted discount rate of 7.5% (after-tax);

•
production of approximately 94,500 barrels per day following a twelve-month ramp-up period starting late in the fourth quarter of 2017;

128   SUNCOR ENERGY INC. ANNUAL REPORT 2016

•
go forward construction capital of $1.8 billion; and

•
operating costs averaging approximately $23.40 per barrel over the life of the project (expressed in real dollars).

Based on the above assumptions, the estimated recoverable amount in respect of the company's interest in Fort Hills exceeds the carrying value. The recoverable amount is sensitive to changes in the key assumptions. Future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment. A 5% decrease in the assumed realized prices would decrease the recoverable amount by approximately $1 billion. A 1% increase in the discount rate would decrease the recoverable amount by approximately $1.35 billion, a 5% increase in the estimated future operating costs would decrease the recoverable amount by $400 million and a 10% increase in the company's share of the remaining development capital would decrease the recoverable amount by $140 million (sensitivities are after-tax).

The carrying value of the company's share of the Fort Hills project at December 31, 2016 was $8.2 billion, including amounts allocated to the project at the time of the company's merger with Petro-Canada in 2009.

38. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy and realized an after-tax gain of $68 million in the Refining and Marketing segment.

39. ASSETS HELD FOR SALE

As at June 30, 2016, the company had reclassified the assets and liabilities related to its lubricants plant and associated infrastructure as assets held for sale. The lubricants business is reported within the Refining and Marketing segment. See note 41 for closing of sale.

The table below details the assets and liabilities of the lubricants business that were held for sale as at December 31, 2016:

($ millions)

Assets

Accounts receivable	209

Prepaids	3

Inventories	258

Property, plant and equipment, net	428

Total assets	898

Liabilities

Accounts payable and accrued liabilities	72

Income taxes payable	3

Pension liability	20

Deferred income taxes	71

Total liabilities	166

At September 30, 2016, the company has reclassified certain assets and liabilities related to its renewable energy business as assets held for sale. Suncor has commenced a sale process for these assets and anticipates that a sale could occur within the next nine months from December 31, 2016. The renewable energy business is reported within the Corporate segment. See note 41 for the sale of the Cedar Point wind facility, included in the assets and liabilities held for sale below.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    129

The table below details the assets and liabilities of the renewable energy business that were held for sale as at December 31, 2016:

($ millions)

Assets

Accounts receivable	23

Property, plant and equipment, net	284

Total assets	307

Liabilities

Accounts payable and accrued liabilities	12

Other long-term liabilities	10

Provisions	9

Total liabilities	31

40. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2016	2015

Beginning of year	212	346

Additions	209	—

Transfers to oil and gas assets	(65)	—

Capitalized exploratory well costs charged to expense	(356)	(134)

End of year	—	212

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2016	2015

Suspended exploratory well costs that have been capitalized for a period less than one year	—	—

Suspended exploratory well costs that have been capitalized for a period greater than one year	—	212

	—	212

Number of suspended exploratory wells that have been capitalized for a period greater than one year	—	3

At December 31, 2016, there are no suspended capitalized costs for exploratory wells. Suspended capitalized costs for exploratory wells completed prior to December 31, 2015 are associated with projects located in Norway (three wells). During 2016, one well was transferred to oil and gas assets as the project received sanction, and two wells were impaired to zero carrying value due to uncertainty around plans for future development.

41. SUBSEQUENT EVENTS

On February 1, 2017, the company completed the sale of its Petro-Canada Lubricants Inc. (PCLI) business to a subsidiary of HollyFrontier Corporation (HollyFrontier) for gross proceeds of $1.125 billion, subject to customary post-closing adjustments. The sale includes PCLI's production and manufacturing centre in Mississauga, Ontario and the global marketing and distribution assets held by PCLI, including its global offices. Under the terms of the agreement, HollyFrontier will continue to operate the lubricants business under the Petro-Canada trademark. On January 24, 2017, the company completed the sale of its interest in the Cedar Point wind facility for gross proceeds of $291 million.

130   SUNCOR ENERGY INC. ANNUAL REPORT 2016

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
($ millions except per share amounts)	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015

Revenues and other income	5 577	5 856	7 394	8 141	26 968	7 386	8 144	7 557	6 593	29 680

Net (loss) earnings

Oil Sands	(524)	(1 063)	162	276	(1 149)	(146)	(44)	(50)	(616)	(856)

Exploration and Production	(34)	26	144	54	190	462	44	(1)	(1 263)	(758)

Refining and Marketing	241	689	436	524	1 890	498	677	625	506	2 306

Corporate, Energy Trading and Eliminations	574	(387)	(350)	(323)	(486)	(1 155)	52	(950)	(634)	(2 687)

	257	(735)	392	531	445	(341)	729	(376)	(2 007)	(1 995)

Operating (loss) earnings(A)

Oil Sands	(524)	(1 063)	162	316	(1 109)	(146)	315	(50)	(230)	(111)

Exploration and Production	(34)	26	(36)	54	10	(19)	77	(1)	(50)	7

Refining and Marketing	241	689	436	524	1 890	498	645	625	506	2 274

Corporate, Energy Trading and Eliminations	(183)	(217)	(216)	(258)	(874)	(158)	(131)	(164)	(252)	(705)

	(500)	(565)	346	636	(83)	175	906	410	(26)	1 465

Funds from (used in) operations(A)

Oil Sands	263	(202)	1 236	1 372	2 669	525	1 058	785	467	2 835

Exploration and Production	261	302	365	385	1 313	449	427	253	257	1 386

Refining and Marketing	404	885	595	722	2 606	686	816	814	605	2 921

Corporate, Energy Trading and Eliminations	(246)	(69)	(171)	(114)	(600)	(185)	(146)	30	(35)	(336)

	682	916	2 025	2 365	5 988	1 475	2 155	1 882	1 294	6 806

Per common share

Net earnings (loss) basic and diluted	0.17	(0.46)	0.24	0.32	0.28	(0.24)	0.50	(0.26)	(1.38)	(1.38)

Net earnings (loss) attributable to common shareholders – basic and diluted	0.16	(0.46)	0.24	0.32	0.27	(0.24)	0.50	(0.26)	(1.38)	(1.38)

Operating (loss) earnings – basic(A)	(0.33)	(0.36)	0.21	0.38	(0.05)	0.12	0.63	0.28	(0.02)	1.01

Cash dividends – basic	0.29	0.29	0.29	0.29	1.16	0.28	0.28	0.29	0.29	1.14

Funds from operations – basic(A)	0.45	0.58	1.22	1.42	3.72	1.02	1.49	1.30	0.90	4.71

	For the Twelve Months Ended				For the Twelve Months Ended
	Mar 31 2016	Jun 30 2016	Sep 30 2016	Dec 31 2016	Mar 31 2015	Jun 30 2015	Sep 30 2015	Dec 31 2015

Return on capital employed(A)

– excluding major projects in progress (%)	(2.2)	(4.9)	(4.6)	0.5	5.8	7.2	5.1	0.6

– including major projects in progress (%)	(1.9)	(4.1)	(3.9)	0.4	5.0	6.3	4.5	0.5

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    131

QUARTERLY OPERATING SUMMARY
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Oil Sands	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015

Total Production (mbbls/d)	565.8	213.1	617.5	620.4	504.9	475.6	448.7	458.4	470.6	463.4

Oil Sands operations

Production (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	322.3	86.4	301.1	324.5	258.9	346.5	327.4	314.9	292.2	320.1

Non-upgraded bitumen	130.7	91.1	132.6	108.9	115.9	93.9	96.4	115.4	147.5	113.5

Oil Sands operations production	453.0	177.5	433.7	433.4	374.8	440.4	423.8	430.3	439.7	433.6

Bitumen production (mbbls/d)

Mining	302.0	66.8	295.1	284.8	238.0	318.3	315.5	303.3	292.4	307.3

In Situ – Firebag	199.0	121.8	197.6	204.5	180.8	188.7	168.1	191.7	198.8	186.9

In Situ – MacKay River	36.8	13.1	26.6	33.9	27.6	29.3	31.5	27.4	34.5	30.7

Total bitumen production	537.8	201.7	519.3	523.2	446.4	536.3	515.1	522.4	525.7	524.9

Sales (mbbls/d)

Light sweet crude oil	132.2	29.0	100.8	87.2	87.3	112.5	102.4	112.9	100.2	107.0

Diesel	24.8	3.4	27.9	28.4	21.2	30.8	35.1	30.0	29.4	31.3

Light sour crude oil	172.7	76.3	162.5	201.5	153.4	201.3	194.4	180.7	154.2	182.5

Upgraded product (SCO and diesel)	329.7	108.7	291.2	317.1	261.9	344.6	331.9	323.6	283.8	320.8

Non-upgraded bitumen	134.5	108.1	123.5	103.5	117.4	95.8	91.8	106.3	136.3	107.7

Sales	464.2	216.8	414.7	420.6	379.3	440.4	423.7	429.9	420.1	428.5

Cash operating costs – Average(1)(A) ($/bbl)

Cash costs	22.55	44.55	20.30	22.10	24.35	25.70	26.15	24.95	25.70	25.65

Natural gas	1.70	2.25	1.85	2.85	2.15	2.70	1.85	2.05	2.30	2.20

	24.25	46.80	22.15	24.95	26.50	28.40	28.00	27.00	28.00	27.85

Cash operating costs – Mining bitumen production only(1)(A) ($/bbl)

Cash costs	21.70	76.65	19.30	22.55	34.75	22.65	22.50	22.65	25.10	23.20

Natural gas	0.50	1.15	0.50	0.80	0.85	0.55	0.45	0.45	0.70	0.55

	22.20	77.80	19.80	23.35	35.60	23.20	22.95	23.10	25.80	23.75

Cash operating costs – In situ bitumen production only(1)(A) ($/bbl)

Cash costs	7.60	10.75	7.15	6.35	7.60	9.90	9.25	8.80	8.10	9.00

Natural gas	2.80	2.20	3.30	4.40	3.30	4.10	3.80	3.75	3.55	3.80

	10.40	12.95	10.45	10.75	10.90	14.00	13.05	12.55	11.65	12.80

Syncrude

Sweet SCO Production (mbbls/d)	112.8	35.6	183.8	187.0	130.1	35.2	24.9	28.1	30.9	29.8

Bitumen production (mbbls/d)	120.6	52.5	210.1	219.6	151.1	41.0	29.3	34.1	36.0	35.1

Intermediate sour SCO (mbbls/d)(2)	109.0	42.8	179.2	192.6	131.2	35.4	25.5	28.6	30.6	30.0

Cash operating costs(1)(A) ($/bbl)*

Cash costs	30.25	111.40	26.50	31.05	34.60	34.20	54.45	39.70	38.55	40.35

Natural gas	1.10	2.15	1.15	1.50	1.35	1.50	1.65	1.95	1.60	1.65

	31.35	113.55	27.65	32.55	35.95	35.70	56.10	41.65	40.15	42.00

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

132   SUNCOR ENERGY INC. ANNUAL REPORT 2016

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Oil Sands Operating Netbacks(A)	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015

Bitumen ($/bbl)

Average price realized	12.00	23.90	26.67	31.68	23.50	29.76	43.11	33.39	25.63	32.18

Royalties	—	(0.24)	(0.39)	(0.33)	(0.23)	0.52	(1.17)	(0.71)	(0.32)	(0.41)

Transportation costs	(5.57)	(5.69)	(4.80)	(5.52)	(5.38)	(5.75)	(5.48)	(6.40)	(7.05)	(6.26)

Net operating expenses	(9.81)	(14.65)	(10.73)	(9.99)	(11.25)	(13.61)	(12.22)	(10.32)	(11.32)	(11.76)

Operating netback	(3.38)	3.32	10.75	15.84	6.64	10.92	24.24	15.96	6.94	13.75

SCO and diesel ($/bbl)

Average price realized	43.27	52.58	56.69	62.28	53.53	56.71	70.01	57.45	54.39	59.81

Royalties	(0.57)	(0.33)	(0.42)	2.74	0.50	(0.55)	(0.67)	(0.91)	(0.48)	(0.65)

Transportation costs	(3.83)	(5.07)	(2.96)	(3.98)	(3.76)	(3.27)	(3.12)	(3.95)	(3.06)	(3.36)

Net operating expenses – bitumen	(21.98)	(50.90)	(20.69)	(22.56)	(24.87)	(23.85)	(24.48)	(24.85)	(26.81)	(24.91)

Net operating expenses – upgrading	(5.51)	(12.02)	(4.34)	(4.31)	(5.38)	(6.24)	(5.46)	(5.18)	(7.02)	(5.96)

Operating netback	11.38	(15.74)	28.28	34.17	20.02	22.80	36.28	22.56	17.02	24.93

Average Oil Sands operations ($/bbl)

Average price realized	34.21	38.28	47.75	54.75	44.23	50.85	64.18	51.50	45.05	52.87

Royalties	(0.41)	(0.29)	(0.41)	1.99	0.28	(0.32)	(0.77)	(0.86)	(0.43)	(0.59)

Transportation costs	(4.34)	(5.38)	(3.51)	(4.36)	(4.26)	(3.81)	(3.63)	(4.55)	(4.36)	(4.09)

Net operating expenses – bitumen and upgrading	(22.36)	(38.85)	(20.77)	(22.72)	(24.37)	(26.52)	(26.10)	(25.16)	(26.53)	(26.07)

Operating netback	7.10	(6.24)	23.06	29.66	15.88	20.20	33.68	20.93	13.73	22.12

Syncrude ($/bbl)

Average price realized	44.93	59.34	58.62	64.28	56.91	56.21	74.03	61.23	60.43	60.28

Royalties	(0.18)	(0.98)	(0.26)	(4.70)	(1.90)	(1.75)	(3.68)	(5.36)	2.78	(1.89)

Transportation costs	(0.86)	(1.70)	(0.29)	(0.35)	(0.53)	(0.30)	(0.69)	(0.70)	(0.60)	(0.54)

Net operating expenses – bitumen and upgrading	(27.75)	(102.35)	(25.05)	(29.18)	(32.05)	(30.24)	(47.29)	(35.36)	(36.11)	(35.69)

Operating netback	16.14	(45.69)	33.02	30.05	22.43	23.92	22.37	19.81	26.50	22.16

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    133

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Exploration and Production	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015

Total Sales Volume (mboe/d)	133.4	120.4	103.1	120.5	119.3	128.9	111.5	101.2	101.4	110.6

Total Production (mboe/d)	125.6	117.6	110.6	118.1	117.9	126.8	111.2	107.7	112.3	114.4

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	12.8	5.4	14.7	16.7	12.4	23.3	7.3	10.4	13.1	13.5

Hibernia (mbbls/d)	24.1	24.6	28.2	30.1	26.8	22.0	18.3	16.6	15.6	18.1

White Rose (mbbls/d)	13.7	11.7	7.5	10.9	10.9	12.8	11.4	9.9	14.8	12.2

North America Onshore (mboe/d)	3.0	2.7	2.7	2.8	2.8	3.6	2.4	3.7	3.1	3.2

	53.6	44.4	53.1	60.5	52.9	61.7	39.4	40.6	46.6	47.0

Exploration and Production International

Buzzard (mboe/d)	53.4	52.7	40.8	37.5	46.0	51.4	52.4	50.0	45.5	49.8

Golden Eagle (mboe/d)	18.6	20.5	16.2	19.0	18.6	9.8	14.5	17.0	17.7	14.8

United Kingdom (mboe/d)	72.0	73.2	57.0	56.5	64.6	61.2	66.9	67.0	63.2	64.6

Libya (mbbls/d)(3)	—	—	0.5	1.1	0.4	3.9	4.9	0.1	2.5	2.8

	72.0	73.2	57.5	57.6	65.0	65.1	71.8	67.1	65.7	67.4

Netbacks(A)

East Coast Canada ($/bbl)

Average price realized	46.17	62.39	61.63	68.06	59.31	66.38	78.23	59.09	52.51	65.12

Royalties	(5.51)	(11.06)	(10.93)	(15.07)	(10.64)	(17.58)	(16.38)	(4.39)	(5.79)	(12.49)

Transportation costs	(1.68)	(2.05)	(2.33)	(1.72)	(1.91)	(1.76)	(1.73)	(2.97)	(2.81)	(2.18)

Operating costs	(13.72)	(14.76)	(13.57)	(9.52)	(12.67)	(9.57)	(16.63)	(17.66)	(16.86)	(14.15)

Operating netback	25.26	34.52	34.80	41.75	34.09	37.47	43.49	34.07	27.05	36.30

United Kingdom ($/boe)

Average price realized	43.02	55.43	56.96	62.63	53.91	64.48	72.84	62.86	54.91	63.85

Transportation costs	(1.97)	(2.00)	(1.69)	(1.62)	(1.84)	(2.32)	(2.66)	(2.43)	(2.22)	(2.41)

Operating costs	(5.75)	(4.68)	(5.29)	(7.00)	(5.62)	(7.33)	(5.86)	(5.99)	(6.20)	(6.29)

Operating netback	35.30	48.75	49.98	54.01	46.45	54.83	64.32	54.44	46.49	55.15

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

134   SUNCOR ENERGY INC. ANNUAL REPORT 2016

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Refining and Marketing	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015

Refined product sales (mbbls/d)	489.5	532.5	548.7	514.8	521.4	519.7	525.5	546.4	501.2	523.3

Crude oil processed (mbbls/d)	420.9	400.2	465.6	427.3	428.6	437.1	416.8	444.8	430.2	432.1

Utilization of refining capacity (%)	91	87	101	93	93	95	90	96	93	94

Refining margin ($/bbl)(A)	19.10	21.65	17.75	23.00	20.30	28.50	21.10	26.60	23.20	24.90

Refining operating expense ($/bbl)(A)	5.10	5.40	4.55	5.45	5.10	5.40	5.20	4.70	5.25	5.10

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	107.8	117.8	119.8	115.5	115.2	118.6	121.8	119.1	116.1	118.9

Distillate	75.5	71.8	77.8	79.9	76.3	96.0	91.8	90.5	86.2	91.1

Total transportation fuel sales	183.3	189.6	197.6	195.4	191.5	214.6	213.6	209.6	202.3	210.0

Petrochemicals	12.0	7.7	7.2	10.1	9.2	13.3	10.6	10.4	8.9	10.8

Asphalt	11.9	15.3	22.9	16.8	16.7	7.6	12.0	18.4	14.1	13.1

Other	35.4	39.4	34.6	34.4	35.9	31.0	31.8	24.8	28.2	28.9

Total refined product sales	242.6	252.0	262.3	256.7	253.3	266.5	268.0	263.2	253.5	262.8

Crude oil supply and refining

Processed at refineries (mbbls/d)	212.1	181.7	213.5	204.8	203.1	212.4	211.6	200.5	208.0	208.1

Utilization of refining capacity (%)	96	82	96	92	92	96	95	90	94	94

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	122.4	133.5	134.6	125.8	129.1	119.2	126.7	135.3	127.7	127.3

Distillate	96.6	118.2	117.4	106.8	109.8	110.2	100.7	115.8	100.8	106.9

Total transportation fuel sales	219.0	251.7	252.0	232.6	238.9	229.4	227.4	251.1	228.5	234.2

Asphalt	8.7	11.7	16.9	9.7	11.8	9.7	13.9	13.9	10.8	11.9

Other	19.2	17.1	17.5	15.8	17.4	14.1	16.2	18.2	8.4	14.4

Total refined product sales	246.9	280.5	286.4	258.1	268.1	253.2	257.5	283.2	247.7	260.5

Crude oil supply and refining

Processed at refineries (mbbls/d)	208.8	218.5	252.1	222.5	225.5	224.7	205.2	244.3	222.2	224.0

Utilization of refining capacity (%)	87	91	105	93	94	94	86	102	93	93

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    135

FIVE-YEAR FINANCIAL SUMMARY
(unaudited)

($ millions)	2016	2015	2014	2013	2012(A)

				(restated)
Revenues and other income	26 968	29 680	40 490	40 297	38 526

Net earnings (loss)

Oil Sands	(1 149)	(856)	1 776	2 040	468

Exploration and Production	190	(758)	653	1 000	138

Refining and Marketing	1 890	2 306	1 767	2 088	2 190

Corporate, Energy Trading and Eliminations	(486)	(2 687)	(1 497)	(1 217)	(56)

	445	(1 995)	2 699	3 911	2 740

Operating (loss) earnings(A)

Oil Sands	(1 109)	(111)	2 771	2 098	2 025

Exploration and Production	10	7	857	1 210	850

Refining and Marketing	1 890	2 274	1 767	2 088	2 205

Corporate, Energy Trading and Eliminations	(874)	(705)	(775)	(696)	(233)

	(83)	1 465	4 620	4 700	4 847

Funds from (used in) operations(A)

Oil Sands	2 669	2 835	5 400	4 556	4 407

Exploration and Production	1 313	1 386	1 909	2 316	2 227

Refining and Marketing	2 606	2 921	2 262	2 694	3 206

Corporate, Energy Trading and Eliminations	(600)	(336)	(513)	(154)	(107)

	5 988	6 806	9 058	9 412	9 733

Capital and exploration expenditures (including capitalized interest)

Oil Sands	4 724	4 181	3 826	4 311	4 957

Exploration and Production	1 139	1 459	1 819	1 483	1 261

Refining and Marketing	685	821	1 024	894	648

Corporate, Energy Trading and Eliminations	34	206	292	89	91

	6 582	6 667	6 961	6 777	6 957

Total assets	88 702	77 527	79 671	78 315	76 401

Ending capital employed

Short-term and long-term debt, less cash and cash equivalents	14 414	11 254	7 834	6 256	6 639

Shareholders' equity	44 630	39 039	41 603	41 180	39 215

	59 044	50 293	49 437	47 436	45 854

Less capitalized costs related to major projects in progress	(10 147)	(7 195)	(6 203)	(6 502)	(8 729)

	48 897	43 098	43 234	40 934	37 125

Total Suncor employees (number at year-end)	12 837	13 190	13 980	13 946	13 932

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

136   SUNCOR ENERGY INC. ANNUAL REPORT 2016

FIVE-YEAR FINANCIAL SUMMARY (continued)
(unaudited)

($ millions)	2016	2015	2014	2013	2012(A)

					(restated)
Dollars per common share

Net earnings (loss)	0.28	(1.38)	1.84	2.61	1.77

Operating earnings	(0.05)	1.01	3.15	3.13	3.14

Cash dividends	1.16	1.14	1.02	0.73	0.50

Funds from operations	3.72	4.71	6.19	6.27	6.30

Ratios

Return on capital employed (%)(B)(H)	0.5	0.6	8.6	11.5	7.2

Return on capital employed (%)(C)(H)	0.4	0.5	7.5	9.9	5.8

Debt to debt plus shareholders' equity (%)(D)	28	28	24	22	22

Net debt to funds from operations (times)(E)(H)	2.4	1.7	0.9	0.7	0.7

Interest coverage – funds from operations basis (times)(F)(H)	6.5	9.3	15.5	16.8	17.7

Interest coverage – net earnings (loss) basis (times)(G)	0.5	(1.8)	6.6	9.5	7.9

(A)
Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the 2013 Annual Report. Comparative figures presented in this document pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's results prior to and including 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

(B)
Net earnings (loss) adjusted for after-tax interest expense and after-tax foreign exchange loss (gain) on U.S. denominated long-term debt for the twelve month period ended; divided by average capital employed. Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less average capitalized costs related to major projects in progress, on a weighted-average basis.

(C)
Average capital employed including capitalized costs related to major projects in progress.

(D)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(E)
Short-term debt plus long-term debt less cash and cash equivalents; divided by funds from operations for the year then ended.

(F)
Funds from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(G)
Net earnings (loss) plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(H)
Return on capital employed, funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    137

FIVE-YEAR OPERATING SUMMARY
(unaudited)

Oil Sands	2016	2015	2014	2013	2012

Total Production (mbbls/d)	504.9	463.4	421.9	392.5	359.2

Oil Sands Operations

Production (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	258.9	320.1	289.1	282.6	276.7

Non-upgraded bitumen	115.9	113.5	101.8	77.9	48.1

Oil Sands operations production	374.8	433.6	390.9	360.5	324.8

Bitumen production (mbbls/d)

Mining	238.0	307.3	274.4	269.8	266.2

In Situ – Firebag	180.8	186.9	172.0	143.4	104.0

In Situ – MacKay River	27.6	30.7	27.0	28.5	27.0

Total bitumen production	446.4	524.9	473.4	441.7	397.2

Sales (mbbls/d)

Light sweet crude oil	87.3	107.0	99.7	91.5	93.8

Diesel	21.2	31.3	30.7	23.5	24.5

Light sour crude oil	153.4	182.5	158.9	166.0	161.1

Upgraded product (SCO and diesel)	261.9	320.8	289.3	281.0	279.4

Non-upgraded bitumen	117.4	107.7	101.4	76.0	44.5

Sales	379.3	428.5	390.7	357.0	323.9

Cash operating costs – Average(1)(A) ($/bbl)

Cash costs	24.35	25.65	30.00	34.10	35.15

Natural gas	2.15	2.20	3.80	2.90	1.90

	26.50	27.85	33.80	37.00	37.05

Cash operating costs – Mining bitumen production only(1)(A) ($/bbl)

Cash costs	34.75	23.20	27.80	28.80	26.15

Natural gas	0.85	0.55	0.80	0.45	0.35

	35.60	23.75	28.60	29.25	26.50

Cash operating costs – In situ bitumen production only(1)(A) ($/bbl)

Cash costs	7.60	9.00	10.20	11.35	15.50

Natural gas	3.30	3.80	6.45	5.15	3.90

	10.90	12.80	16.65	16.50	19.40

Syncrude

Sweet SCO Production (mbbls/d)	130.1	29.8	31.0	32.0	34.4

Cash operating costs(1)(A) ($/bbl)*

Cash costs	34.60	40.35	46.75	41.75	38.10

Natural gas	1.35	1.65	2.40	1.45	1.20

	35.95	42.00	49.15	43.20	39.30

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

138   SUNCOR ENERGY INC. ANNUAL REPORT 2016

FIVE-YEAR OPERATING SUMMARY (continued)
(unaudited)

Oil Sands Operating Netbacks(A)	2016	2015	2014	2013	2012

Bitumen ($/bbl)

Average price realized	23.50	32.18	65.83	53.27	39.19

Royalties	(0.23)	(0.41)	(4.52)	(4.02)	(3.56)

Transportation costs	(5.38)	(6.26)	(5.27)	(3.98)	(1.71)

Net operating expenses	(11.25)	(11.76)	(15.30)	(16.43)	(16.46)

Operating netback	6.64	13.75	40.74	28.84	17.46

SCO and diesel ($/bbl)

Average price realized	53.53	59.81	98.90	94.04	90.97

Royalties	0.50	(0.65)	(7.00)	(6.72)	(5.48)

Transportation costs	(3.76)	(3.36)	(3.21)	(3.54)	(2.87)

Net operating expenses – bitumen	(24.87)	(24.91)	(28.67)	(29.97)	(28.10)

Net operating expenses – upgrading	(5.38)	(5.96)	(7.89)	(8.64)	(8.83)

Operating netback	20.02	24.93	52.13	45.17	45.69

Average Oil Sands operations ($/bbl)

Average price realized	44.23	52.87	90.32	85.40	83.85

Royalties	0.28	(0.59)	(6.36)	(6.15)	(5.21)

Transportation costs	(4.26)	(4.09)	(3.75)	(3.63)	(2.71)

Net operating expenses – bitumen and upgrading	(24.37)	(26.07)	(31.04)	(33.91)	(34.12)

Operating netback	15.88	22.12	49.17	41.71	41.81

Syncrude ($/bbl)

Average price realized	56.91	60.28	96.65	100.06	91.94

Royalties	(1.90)	(1.89)	(6.70)	(4.55)	(5.20)

Transportation costs	(0.53)	(0.54)	(0.59)	(0.62)	(0.62)

Net operating expenses – bitumen and upgrading	(32.05)	(35.69)	(43.12)	(37.79)	(35.53)

Operating netback	22.43	22.16	46.24	57.10	50.59

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    139

FIVE-YEAR OPERATING SUMMARY (continued)
(unaudited)

Exploration and Production	2016	2015	2014	2013	2012

Total Sales Volume (mboe/d)	119.3	110.6	107.5	169.9	189.9

Total Production (mboe/d)	117.9	114.4	113.0	169.9	189.9

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	12.4	13.5	17.3	14.2	8.8

Hibernia (mbbls/d)	26.8	18.1	23.1	27.1	26.1

White Rose (mbbls/d)	10.9	12.2	14.6	14.9	11.6

North America Onshore (mboe/d)	2.8	3.2	3.6	37.3	53.9

	52.9	47.0	58.6	93.5	100.4

Exploration and Production International

Production (mboe/d)

North Sea

Buzzard	46.0	49.8	47.1	55.8	48.0

Golden Eagle	18.6	14.8	0.6	—	—

Other International

Libya(3)	0.4	2.8	6.7	20.6	41.5

	65.0	67.4	54.4	76.4	89.5

Netbacks(A)

East Coast Canada ($/bbl)

Average price realized	59.31	65.12	108.21	114.25	114.46

Royalties	(10.64)	(12.49)	(25.97)	(28.16)	(33.40)

Transportation costs	(1.91)	(2.18)	(1.97)	(1.86)	(2.31)

Operating costs	(12.67)	(14.15)	(13.11)	(11.21)	(13.57)

Operating netback	34.09	36.30	67.16	73.02	65.18

United Kingdom ($/boe)

Average price realized	53.91	63.85	106.96	109.95	108.46

Transportation costs	(1.84)	(2.41)	(2.84)	(2.51)	(2.34)

Operating costs	(5.62)	(6.29)	(6.42)	(5.94)	(6.38)

Operating netback	46.45	55.15	97.70	101.50	99.74

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

140   SUNCOR ENERGY INC. ANNUAL REPORT 2016

FIVE-YEAR OPERATING SUMMARY (continued)
(unaudited)

Refining and Marketing	2016	2015	2014	2013	2012

Refined product sales (mbbls/d)	521.4	523.3	531.7	542.9	538.5

Crude oil processed (mbbls/d)	428.6	432.1	427.5	431.3	431.4

Utilization of refining capacity (%)**	93	94	93	94	95

Refining margin(A) ($/bbl)	20.30	24.90	23.80	23.65	26.20

Refining operating expense(A) ($/bbl)	5.10	5.10	6.00	5.30	5.20

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	115.2	118.9	120.6	116.0	124.5

Distillate	76.3	91.1	81.9	89.1	75.5

Total transportation fuel sales	191.5	210.0	202.5	205.1	200.0

Petrochemicals	9.2	10.8	12.1	12.6	12.6

Asphalt	16.7	13.1	13.6	16.2	15.1

Other	35.9	28.9	32.5	28.3	34.0

Total refined product sales	253.3	262.8	260.7	262.2	261.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	203.1	208.1	199.2	201.7	197.7

Utilization of refining capacity (%)	92	94	90	91	89

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	129.1	127.3	122.8	131.4	128.3

Distillate	109.8	106.9	117.8	120.7	119.5

Total transportation fuel sales	238.9	234.2	240.6	252.1	247.8

Asphalt	11.8	11.9	10.6	11.8	10.1

Other	17.4	14.4	19.8	16.8	18.9

Total refined product sales	268.1	260.5	271.0	280.7	276.8

Crude oil supply and refining

Processed at refineries (mbbls/d)	225.5	224.0	228.3	229.6	233.7

Utilization of refining capacity (%)**	94	93	95	96	100

Retail outlets	1 537	1 528	1 510	1 505	1 509

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    141

OPERATING METRICS RECONCILIATION
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the quarter ended December 31, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	375	1 865	2 240	1 116	—	3 356

Other (loss) income	(4)	(5)	(9)	17	—	8

Purchases of crude oil and products	(62)	(20)	(82)	(19)	—	(101)

Gross realization adjustment(5)	(7)	(25)	(32)	(8)

Gross realizations	302	1 815	2 117	1 106

Royalties	(3)	80	77	(81)	—	(4)

Transportation	(52)	(116)	(168)	(9)	—	(177)

Transportation adjustment(6)	—	—	—	3

Net transportation expenses	(52)	(116)	(168)	(6)

Operating, selling and general (OS&G)	(121)	(935)	(1 056)	(577)	(1)	(1 634)

OS&G adjustment(7)	25	152	177	75

Net operating expenses	(96)	(783)	(879)	(502)

Gross profit	151	996	1 147	517

Sales volumes (mbbls)	9 525	29 176	38 701	17 205

Operating netback per barrel	15.84	34.17	29.66	30.05

For the quarter ended September 30, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	406	1 562	1 968	999	—	2 967

Other income	3	—	3	—	—	3

Purchases of crude oil and products	(95)	(24)	(119)	(16)	—	(135)

Gross realization adjustment(5)	(11)	(19)	(30)	8

Gross realizations	303	1 519	1 822	991

Royalties	(5)	(11)	(16)	(4)	—	(20)

Transportation	(55)	(90)	(145)	(14)	—	(159)

Transportation adjustment(6)	—	11	11	9

Net transportation expenses	(55)	(79)	(134)	(5)

Operating, selling and general	(145)	(803)	(948)	(474)	2	(1 420)

OS&G adjustment(7)	24	132	156	50

Net operating expenses	(121)	(671)	(792)	(424)

Gross profit	122	758	880	558

Sales volumes (mbbls)	11 368	26 786	38 154	16 906

Operating netback per barrel	10.75	28.28	23.06	33.02

See accompanying footnotes and definitions to the operating summaries.

142   SUNCOR ENERGY INC. ANNUAL REPORT 2016

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the quarter ended June 30, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	427	523	950	210	—	1 160

Other income (loss)	(19)	1	(18)	—	—	(18)

Purchases of crude oil and products	(164)	(2)	(166)	(6)	—	(172)

Gross realization adjustment(5)	(8)	(2)	(10)	(12)

Gross realizations	236	520	756	192

Royalties	(2)	(4)	(6)	(3)	—	(9)

Transportation	(56)	(64)	(120)	(26)	—	(146)

Transportation adjustment(6)	—	14	14	21

Net transportation expenses	(56)	(50)	(106)	(5)

Operating, selling and general	(175)	(753)	(928)	(364)	4	(1 288)

OS&G adjustment(7)	30	131	161	32

Net operating expenses	(145)	(622)	(767)	(332)

Gross profit	33	(156)	(123)	(148)

Sales volumes (mbbls)	9 839	9 891	19 730	3 235

Operating netback per barrel	3.32	(15.74)	(6.24)	(45.69)

For the quarter ended March 31, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	226	1 331	1 557	482	—	2 039

Other income	26	6	32	—	1	33

Purchases of crude oil and products	(110)	(14)	(124)	(16)	—	(140)

Gross realization adjustment(5)	4	(24)	(20)	(5)

Gross realizations	146	1 299	1 445	461

Royalties	—	(17)	(17)	(2)	—	(19)

Transportation	(68)	(115)	(183)	(1)	—	(184)

Transportation adjustment(6)	—	—	—	(8)

Net transportation expenses	(68)	(115)	(183)	(9)

Operating, selling and general	(153)	(978)	(1 131)	(334)	30	(1 435)

OS&G adjustment(7)	33	153	186	50

Net operating expenses	(120)	(825)	(945)	(284)

Gross profit	(42)	342	300	166

Sales volumes (mbbls)	12 241	29 999	42 240	10 268

Operating netback per barrel	(3.38)	11.38	7.10	16.14

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    143

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the quarter ended December 31, 2015	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	406	1 450	1 856	161	—	2 017

Other income	28	40	68	—	—	68

Purchases of crude oil and products	(107)	(25)	(132)	(4)	—	(136)

Gross realization adjustment(5)	(6)	(45)	(51)	15

Gross realizations	321	1 420	1 741	172

Royalties	(4)	(13)	(17)	7	—	(10)

Transportation	(87)	(82)	(169)	(1)	—	(170)

Operating, selling and general	(175)	(1 032)	(1 207)	(118)	8	(1 317)

OS&G adjustment(7)	33	149	182	15

Net operating expenses	(142)	(883)	(1 025)	(103)

Gross profit	88	442	530	75

Sales volumes (mbbls)	12 544	26 105	38 649	2 846

Operating netback per barrel	6.94	17.02	13.73	26.50

For the quarter ended September 30, 2015	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(1)	Oil Sands Segment

Operating revenues	358	1 751	2 109	163	—	2 272

Other income	22	11	33	—	—	33

Purchases of crude oil and products	(38)	(18)	(56)	(4)	—	(60)

Gross realization adjustment(5)	(16)	(34)	(50)	—

Gross realizations	326	1 710	2 036	159

Royalties	(7)	(27)	(34)	(14)	—	(48)

Transportation	(63)	(117)	(180)	(2)	—	(182)

Operating, selling and general	(127)	(1 007)	(1 134)	(110)	(2)	(1 246)

OS&G adjustment(7)	27	114	141	18

Net operating expenses	(100)	(893)	(993)	(92)

Gross profit	156	673	829	51

Sales volumes (mbbls)	9 776	29 768	39 544	2 589

Operating netback per barrel	15.96	22.56	20.93	19.81

See accompanying footnotes and definitions to the operating summaries.

144   SUNCOR ENERGY INC. ANNUAL REPORT 2016

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the quarter ended June 30, 2015	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	409	2 179	2 588	171	—	2 759

Other income (loss)	(7)	(7)	(14)	—	1	(13)

Purchases of crude oil and products	(33)	(17)	(50)	(3)	—	(53)

Gross realization adjustment(5)	(8)	(41)	(49)	(1)

Gross realizations	361	2 114	2 475	167

Royalties	(10)	(20)	(30)	(8)	—	(38)

Transportation	(46)	(93)	(139)	(2)	—	(141)

Operating, selling and general	(128)	(1 022)	(1 150)	(129)	(6)	(1 285)

OS&G adjustment(7)	26	117	143	23

Net operating expenses	(102)	(905)	(1 007)	(106)

Gross profit	203	1 096	1 299	51

Sales volumes (mbbls)	8 355	30 207	38 562	2 268

Operating netback per barrel	24.24	36.28	33.68	22.37

For the quarter ended March 31, 2015	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	307	1 799	2 106	178	—	2 284

Other income	6	52	58	—	—	58

Purchases of crude oil and products	(50)	(15)	(65)	(5)	—	(70)

Gross realization adjustment(5)	(6)	(77)	(83)	5

Gross realizations	257	1 759	2 016	178

Royalties	5	(17)	(12)	(6)	—	(18)

Transportation	(50)	(101)	(151)	(1)	—	(152)

Operating, selling and general	(147)	(1 134)	(1 281)	(114)	23	(1 372)

OS&G adjustment(7)	29	200	229	19

Net operating expenses	(118)	(934)	(1 052)	(95)

Gross profit	94	707	801	76

Sales volumes (mbbls)	8 622	31 014	39 636	3 172

Operating netback per barrel	10.92	22.80	20.20	23.92

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    145

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the year ended December 31, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	1 434	5 281	6 715	2 807	—	9 522

Other income	6	2	8	17	1	26

Purchases of crude oil and products	(408)	(83)	(491)	(57)	—	(548)

Gross realization adjustment(5)	(22)	(70)	(92)	(57)

Gross realizations	1 010	5 130	6 140	2 710

Royalties	(10)	48	38	(90)	—	(52)

Transportation	(231)	(385)	(616)	(50)	—	(666)

Transportation adjustment(6)	—	25	25	25

Net transportation expenses	(231)	(360)	(591)	(25)

Operating, selling and general	(595)	(3 468)	(4 063)	(1 749)	35	(5 777)

OS&G adjustment(7)	112	568	680	223

Net operating expenses	(483)	(2 900)	(3 383)	(1 526)

Gross profit	286	1 918	2 204	1 069

Sales volumes (mbbls)	42 973	95 852	138 825	47 614

Operating netback per barrel	6.64	20.02	15.88	22.43

For the year ended December 31, 2015	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	1 480	7 179	8 659	673	—	9 332

Other income	49	96	145	—	1	146

Purchases of crude oil and products	(228)	(75)	(303)	(16)	—	(319)

Gross realization adjustment(5)	(36)	(197)	(233)	5

Gross realizations	1 265	7 003	8 268	662

Royalties	(16)	(77)	(93)	(21)	—	(114)

Transportation	(246)	(393)	(639)	(6)	—	(645)

Operating, selling and general	(577)	(4 195)	(4 772)	(471)	23	(5 220)

OS&G adjustment(7)	115	580	695	77

Net operating expenses	(462)	(3 615)	(4 077)	(394)

Gross profit	541	2 918	3 459	241

Sales volumes (mbbls)	39 297	117 094	156 391	10 875

Operating netback per barrel	13.75	24.93	22.12	22.16

See accompanying footnotes and definitions to the operating summaries.

146   SUNCOR ENERGY INC. ANNUAL REPORT 2016

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the year ended December 31, 2014	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2 753	10 686	13 439	1 122	—	14 561

Other income	92	23	115	—	—	115

Purchases of crude oil and products	(334)	(94)	(428)	(29)	—	(457)

Gross realization adjustment(5)	(76)	(173)	(249)	—

Gross realizations	2 435	10 442	12 877	1 093

Royalties	(167)	(739)	(906)	(76)	—	(982)

Transportation	(195)	(339)	(534)	(7)	—	(541)

Operating, selling and general	(688)	(4 626)	(5 314)	(564)	(62)	(5 940)

OS&G adjustment(7)	122	766	888	77

Net operating expenses	(566)	(3 860)	(4 426)	(487)

Gross profit	1 507	5 504	7 011	523

Sales volumes (mbbls)	36 994	105 588	142 582	11 302

Operating netback per barrel	40.74	52.13	49.17	46.24

For the year ended December 31, 2013	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment(8)

Operating revenues	1 785	10 115	11 900	1 189	—	13 089

Other income	—	52	52	12	—	64

Purchases of crude oil and products	(309)	(202)	(511)	(18)	—	(529)

Gross realization adjustment(5)	—	(287)	(287)	(12)

Gross realizations	1 476	9 678	11 154	1 171

Royalties	(111)	(692)	(803)	(53)	(3)	(859)

Transportation	(110)	(365)	(475)	(7)	—	(482)

Operating, selling and general	(511)	(4 700)	(5 211)	(517)	(40)	(5 768)

OS&G adjustment(7)	55	727	782	74

Net operating expenses	(456)	(3 973)	(4 429)	(443)

Gross profit	799	4 648	5 447	668

Sales volumes (mbbls)	27 704	102 924	130 628	11 695

Operating netback per barrel	28.84	45.17	41.71	57.10

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    147

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks
($ millions except per barrel amounts)

For the year ended December 31, 2012	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment(8)

						(restated)

Operating revenues	828	9 504	10 332	1 170	—	11 502

Other income	—	20	20	—	—	20

Purchases of crude oil and products	(189)	(41)	(230)	(13)	—	(243)

Gross realization adjustment(5)	—	(180)	(180)	—

Gross realizations	639	9 303	9 942	1 157

Royalties	(58)	(560)	(618)	(66)	—	(684)

Transportation	(28)	(293)	(321)	(16)	—	(337)

Transportation adjustment(6)	—	—	—	8

Net transportation expenses	(28)	(293)	(321)	(8)

Operating, selling and general	(331)	(4 429)	(4 760)	(500)	(73)	(5 333)

OS&G adjustment(7)	62	652	714	53

Net operating expenses	(269)	(3 777)	(4 046)	(447)

Gross profit	284	4 673	4 957	636

Sales volumes (mbbls)	16 289	102 263	118 552	12 582

Operating netback per barrel	17.46	45.69	41.81	50.59

Syncrude Cash Operating Costs
($ millions except per barrel amounts)

	For the Quarter Ended
	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015

Syncrude OS&G	334	364	474	577	114	129	110	118

Non-production costs(9)	(12)	3	(7)	(17)	(1)	(2)	(2)	(4)

Syncrude cash operating costs	322	367	467	560	113	127	108	114

Syncrude sales volume (mbbls)	10 268	3 235	16 906	17 205	3 172	2 268	2 589	2 847

Syncrude cash operating costs ($/bbl)	31.35	113.55	27.65	32.55	35.70	56.10	41.65	40.15

	For the Year Ended
	2016	2015	2014	2013	2012

Syncrude OS&G	1 749	471	564	517	500

Non-production costs(9)	(31)	(14)	(9)	(12)	(5)

Syncrude cash operating costs	1 718	457	555	505	495

Syncrude sales volume (mbbls)	47 614	10 876	11 302	11 695	12 583

Syncrude cash operating costs ($/bbl)	35.95	42.00	49.15	43.20	39.30

See accompanying footnotes and definitions to the operating summaries.

148   SUNCOR ENERGY INC. ANNUAL REPORT 2016

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks
($ millions except per barrel amounts)

	For the quarter ended December 31, 2016				For the quarter ended December 31, 2015
	United Kingdom	East Coast Canada	Other(10)	E&P Segment	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	325	374	43	742	318	170	17	505

Royalties	—	(83)	(12)	(95)	—	(19)	(14)	(33)

Transportation	(9)	(10)	(2)	(21)	(13)	(9)	—	(22)

Operating, selling and general	(38)	(63)	(14)	(115)	(42)	(62)	(22)	(126)

Non-production costs(11)	3	11			7	8

Gross profit	281	229			270	88

Sales volumes (mboe)	5 193	5 495			5 818	3 226

Operating netback per barrel	54.01	41.75			46.49	27.05

	For the quarter ended September 30, 2016				For the quarter ended September 30, 2015
	United Kingdom	East Coast Canada	Other(10)	E&P Segment	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	300	246	1	547	387	165	6	558

Royalties	—	(44)	—	(44)	—	(12)	—	(12)

Transportation	(9)	(9)	(2)	(20)	(15)	(8)	(2)	(25)

Operating, selling and general	(33)	(62)	(12)	(107)	(42)	(57)	(17)	(116)

Non-production costs(11)	4	8			6	8

Gross profit	262	139			336	96

Sales volumes (mboe)	5 247	3 987			6 163	2 804

Operating netback per barrel	49.98	34.80			54.44	34.07

	For the quarter ended June 30, 2016				For the quarter ended June 30, 2015
	United Kingdom	East Coast Canada	Other(10)	E&P Segment	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	370	253	1	624	444	302	34	780

Royalties	—	(45)	—	(45)	—	(63)	(33)	(96)

Transportation	(13)	(8)	(1)	(22)	(16)	(7)	(1)	(24)

Operating, selling and general	(37)	(68)	(11)	(116)	(42)	(71)	(16)	(129)

Non-production costs(11)	5	8			6	7

Gross profit	325	140			392	168

Sales volumes (mboe)	6 661	4 052			6 089	3 842

Operating netback per barrel	48.75	34.52			64.32	43.49

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    149

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks
($ millions except per barrel amounts)

	For the quarter ended March 31, 2016				For the quarter ended March 31, 2015
	United Kingdom	East Coast Canada	Other(10)	E&P Segment	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	281	246	4	531	356	382	31	769

Royalties	—	(29)	—	(29)	—	(101)	(25)	(126)

Transportation	(13)	(9)	(1)	(23)	(13)	(10)	(4)	(27)

Operating, selling and general	(43)	(85)	(17)	(145)	(49)	(68)	(14)	(131)

Non-production costs(11)	6	12			8	13

Gross profit	231	135			302	216

Sales volumes (mboe)	6 552	5 315			5 510	5 771

Operating netback per barrel	35.30	25.26			54.83	37.47

For the year ended December 31, 2016	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	1 276	1 119	49	2 444

Royalties	—	(201)	(12)	(213)

Transportation	(44)	(36)	(6)	(86)

Operating, selling and general	(151)	(278)	(54)	(483)

Non-production costs(11)	18	39

Gross profit	1 099	643

Sales volumes (mboe)	23 653	18 849

Operating netback per barrel	46.45	34.09

For the year ended December 31, 2015	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	1 505	1 019	88	2 612

Royalties	—	(195)	(72)	(267)

Transportation	(57)	(34)	(7)	(98)

Operating, selling and general	(175)	(258)	(69)	(502)

Non-production costs(11)	27	36

Gross profit	1 300	568

Sales volumes (mboe)	23 580	15 643

Operating netback per barrel	55.15	36.30

See accompanying footnotes and definitions to the operating summaries.

150   SUNCOR ENERGY INC. ANNUAL REPORT 2016

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks
($ millions except per barrel amounts)

For the year ended December 31, 2014	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	1 814	2 151	750	4 715

Royalties	—	(516)	(156)	(672)

Transportation	(48)	(39)	(3)	(90)

Operating, selling and general	(119)	(297)	(142)	(558)

Non-production costs(11)	10	36

Gross profit	1 657	1 335

Sales volumes (mboe)	16 954	19 875

Operating netback per barrel	97.70	67.16

For the year ended December 31, 2013	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	2 240	2 343	1 780	6 363

Royalties	—	(578)	(568)	(1 146)

Transportation	(51)	(38)	(38)	(127)

Operating, selling and general	(137)	(269)	(270)	(676)

Non-production costs(11)	16	39

Gross profit	2 068	1 497

Sales volumes (mboe)	20 379	20 506

Operating netback per barrel	101.50	73.02

For the year ended December 31, 2012	United Kingdom	East Coast Canada	Other(10)	E&P Segment

Operating revenues	1 903	1 947	2 626	6 476

Royalties	—	(568)	(1 063)	(1 631)

Transportation	(41)	(39)	(102)	(182)

Operating, selling and general	(140)	(237)	(418)	(795)

Non-production costs(11)	28	6

Gross profit	1 750	1 109

Sales volumes (mboe)	17 545	17 015

Operating netback per barrel	99.74	65.18

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    151

OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Refining and Marketing
($ millions except per barrel amounts)

	For the quarter ended
	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015

					(Restated)	(Restated)	(Restated)	(Restated)
Gross margin(12)	1 135	1 721	1 377	1 580	1 483	1 717	1 643	1 468

Other income (loss)	11	2	13	(10)	21	(17)	35	47

Non-refining margin(13)	(355)	(884)	(572)	(592)	(301)	(832)	(473)	(517)

Refining margin	791	839	818	978	1 203	868	1 205	998

Refinery production (mbbls)(14)	41 415	38 754	46 119	42 510	42 168	41 149	45 233	43 031

Refining margin ($/bbl)	19.10	21.65	17.75	23.00	28.50	21.10	26.60	23.20

Operating, selling and general	542	526	549	586	570	527	549	573

Non-refining costs(15)	(332)	(317)	(339)	(355)	(343)	(312)	(336)	(347)

Net operating expenses	210	209	210	231	227	215	213	226

Refinery production (mbbls)(14)	41 415	38 754	46 119	42 510	42 168	41 149	45 233	43 031

Refining operating expense ($/bbl)	5.10	5.40	4.55	5.45	5.40	5.20	4.70	5.25

	For the year ended
	2016	2015	2014	2013	2012

		(Restated)	(Restated)	(Restated)	(Restated)
Gross margin(12)	5 813	6 311	5 663	5 945	5 983

Other income	16	86	184	67	84

Non-refining margin(13)	(2 403)	(2 123)	(1 835)	(1 996)	(1 630)

Refining margin	3 426	4 274	4 012	4 016	4 437

Refinery production (mbbls)(14)	168 798	171 581	168 536	169 885	169 459

Refining margin ($/bbl)	20.30	24.90	23.80	23.65	26.20

Operating, selling and general	2 203	2 219	2 495	2 344	2 316

Non-refining costs(15)	(1 343)	(1 338)	(1 490)	(1 443)	(1 438)

Refining operating expense	860	881	1 005	901	878

Refinery production (mbbls)(14)	168 798	171 581	168 536	169 885	169 459

Refining operating expense ($/bbl)	5.10	5.10	6.00	5.30	5.20

See accompanying footnotes and definitions to the operating summaries.

152   SUNCOR ENERGY INC. ANNUAL REPORT 2016

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations (previously referred to as cash flow from (used in) operations), return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense and netbacks – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss) and Oil Sands operations cash operating costs for each quarter in 2016 and 2015 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections in each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter for 2016 (Quarterly Reports). Funds from (used in) operations and ROCE for each quarter in 2016 and 2015 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Operating earnings (loss), funds from (used in) operations, ROCE and Oil Sands operations cash operating costs for 2014, 2013 and 2012 are defined and reconciled in Suncor's Management's Discussion and Analysis (MD&A) for the year ended December 31, 2015 and December 31, 2014. Refining margin, refining operating expense and Syncrude cash operating costs for each quarter in 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are defined in Suncor's MD&A for the year ended December 31, 2016 and reconciled to GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Netbacks for each quarter in 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are defined below and are reconciled to GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's MD&A for the year ended December 31, 2016, which is contained in this Annual Report.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration & Production Netbacks

Exploration & Production netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses Exploration and Production operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Oil Sands operations cash operating costs are defined as OS&G expense excluding inventory changes and non-production costs, and are net of operating revenues associated with excess power from cogeneration units. Syncrude cash operating costs are defined as OS&G expense excluding non-production costs. Oil Sands operations cash operating costs are presented on a production basis by adjusting for inventory impacts, while Syncrude production volumes are equal to sales volumes.

(2)
Syncrude's capacity to upgrade bitumen to an intermediary sour SCO is 350,000 bbls/d.

(3)
Effective 2016, Libyan production volumes reflect the company's entitlement share of production sold in the period.

(4)
Reflects non-producing Oil Sands assets and enterprise shared service allocations and recoveries.

(5)
Reflects the impact of items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(6)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale. For Oil Sands operations bitumen and SCO, the point of sale is at the final customer, whereas Syncrude sweet SCO is deemed to be sold into the sweet synthetic crude oil pool in Edmonton, Alberta. Expenses or credits adjusted out of the netback transportation line include, but are not limited to, costs associated with the sale of non-proprietary product on pipelines with unutilized capacity under minimum volume commitment agreements.

(7)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(8)
Restated to reflect natural gas purchases for hydrogen being reclassified from operating, selling and general expenses to purchases of crude and oil products, which is consistent with the presentation for 2014, 2015 and 2016.

(9)
Reflects adjustments for operating, selling and general expenses not directly attributable to Syncrude production.

(10)
Reflects other Exploration & Production assets, such as North America Onshore, Norway and Libya.

(11)
Reflects adjustments for general and administrative costs not directly attributed to production.

(12)
Operating revenues less purchases of crude oil and products.

(13)
Reflects the gross margin associated with the company's supply, marketing, lubricants and ethanol businesses.

(14)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(15)
Reflects operating, selling and general costs associated with the company's supply, marketing, lubricants and ethanol businesses, as well as certain general and administrative costs not directly attributable to refinery production.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    153

Explanatory Notes

*
Users are cautioned that the Syncrude cash operating costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's Oil Sands operations cash operating costs per barrel) due to differing operations of each company as well as their respective accounting policy choices.

**
As of January 1, 2014, the Edmonton refinery's nameplate capacity increased to 142 mbbls/d. Effective January 1, 2013, the Edmonton refinery's nameplate capacity increased to 140 mbbls/d. Effective January 1, 2012, the Montreal and the Commerce City refineries' nameplate capacities increased to 137 mbbls/d and 98 mbbls/d, respectively. Comparative utilization percentages have not been restated.

Abbreviations

bbl	– barrel
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc. 1m3 (cubic metre) = approx. 6.29 barrels

154   SUNCOR ENERGY INC. ANNUAL REPORT 2016

SHARE TRADING INFORMATION
(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended
	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015

Share ownership

Average number outstanding, weighted monthly (thousands)(a)	1 516 134	1 590 221	1 664 475	1 666 118	1 444 942	1 445 714	1 445 951	1 445 844

Share price (dollars)

Toronto Stock Exchange

High	36.84	37.47	37.27	44.67	40.60	40.93	38.19	40.35

Low	27.32	32.69	33.76	36.03	33.85	33.43	32.13	34.03

Close	36.17	35.84	36.42	43.90	37.01	34.40	35.69	35.72

New York Stock Exchange – US$

High	28.32	29.90	28.76	33.79	32.43	33.49	29.17	30.70

Low	18.71	25.31	25.70	27.30	27.00	27.24	24.20	24.97

Close	27.45	27.39	27.81	32.83	29.25	27.52	26.72	25.80

Shares traded (thousands)

Toronto Stock Exchange	256 448	248 668	169 070	193 390	210 772	181 590	202 222	205 635

New York Stock Exchange	319 310	296 021	249 605	203 593	272 926	238 053	302 098	273 044

Per common share information (dollars)

Net earnings (loss) attributable to common shareholders	0.16	(0.46)	0.24	0.32	(0.24)	0.50	(0.26)	(1.38)

Dividend per common share	0.29	0.29	0.29	0.29	0.28	0.28	0.29	0.29

(a)
The company had approximately 6,765 registered holders of record of common shares as at January 31, 2017.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian Tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    155

LEADERSHIP AND BOARD MEMBERS AS AT DECEMBER 31, 2016

Leadership

Steven Williams President and Chief Executive Officer
Eric Axford Executive Vice President, Business Services
Alister Cowan Executive Vice President and Chief Financial Officer
Paul Gardner Senior Vice President, Human Resources
Mark Little(A) Executive Vice President, Upstream
Mike MacSween Executive Vice President, Major Projects
Janice Odegaard Senior Vice President, General Counsel and Corporate Secretary
Steve Reynish Executive Vice President, Strategy & Corporate Development
Kris Smith Executive Vice President, Downstream

(A) Effective January 1, 2017, Mr. Little was appointed President, Upstream

Board of Directors

James Simpson Chair of the Board Calgary, Alberta
Steven Williams President and Chief Executive Officer Suncor Energy Inc. Calgary, Alberta
Patricia Bedient(1)(4) Sammamish, Washington
Mel Benson(3)(4) Calgary, Alberta
Jacynthe Côté(1)(4) Candiac, Quebec
Dominic D'Alessandro(1)(2) Chair, Governance Committee Toronto, Ontario
John Gass(2)(3) Chair, Human Resources and Compensation Committee Palm Coast, Florida
John Huff(3)(4) Houston, Texas
Maureen McCaw(1)(2) Edmonton, Alberta
Mike O'Brien(1)(2) Chair, Audit Committee Canmore, Alberta
Eira Thomas(3)(4) Chair, EHS and Sustainable Development Committee West Vancouver, British Columbia
Michael Wilson(2)(3) Bragg Creek, Alberta
(1)
Audit committee member

(2)
Governance committee member

(3)
Human resources and compensation committee member

(4)
Environment, health, safety and sustainable development committee member

156   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada, T2P 3E3 T: 403-296-8000 suncor.com This document was printed with environmentally friendly ink containing 70% bio renewable content. The paper used for this document is FSC certified with 100 per cent of fiber sourced from recycled, controlled or certified wood sources.

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EXHIBIT 99.1 Suncor Energy Inc. 2016 Annual Report to Shareholders for the period ended December 31, 2016